 Weatherford International plc

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PROXY STATEMENT 2017

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 15, 2017

OUR COMMITMENT TO **SUSTAINABILITY**



In 2016, we launched a formal Sustainability Committee comprised of leaders from a cross-section of our organization who are committed to progressing our sustainability agenda and further weaving its values into the fabric of our organization. The members of the committee each bring a valuable perspective and understand the importance of a strong sustainability program.

This past year, we were honored to have maintained inclusion in the MSCI Global Sustainability Index as well as the Euronext Vigeo U.S. 50 Index. We were also added to the Euronext Vigeo World 120 Index which comprises the 120 most advanced companies in the European, North American, and Asia Pacific regions.

Learn more about how we:

· Operate ethically and transparently across all facets of our operations and in unison with our suppliers;

ENACTED **ORGANIZATIONAL** **JUSTICE CAMPAIGN**

· Implement world-class, reliable, durable, efficient, safe, and environmentally responsible practices, products, and services;

REDUCED WATER USE **IN TOTAL VOLUME 37%** COMPARED TO PREVIOUS YEAR

· Attract and retain a diverse, balanced workforce whose members are part of the One Weatherford family; and

HIRED APPROXIMATELY **200 NEXTGEN** ENGINEERS

· Enrich the communities in which we live and work.

PROVIDED APPROXIMATELY **2,220 STUDENTS** WITH **STEM MENTORSHIP**

Visit **www.weatherfordannualreport.com**

VOTING INSTRUCTIONS

Agenda items for your vote

Items	Board Recommendation	Reason for Recommendation	Proxy Page
1. Election of Directors	**FOR** each nominee	The Board believes its members collectively have the skills and expertise needed to continue to oversee the implementation of Weatherford's strategic plan for the benefit of shareholders, employees and other stakeholders	4
2. Ratify appointment of Independent Auditors and authorize auditors' remuneration	**FOR**	Based on the recommendation of the Audit Committee	16
3. Approve executive compensation	**FOR**	The Board believes Weatherford's executive compensation program effectively aligns executive compensation with performance	18
4. Recommend frequency of shareholder vote regarding compensation of our named executive officers	**ONE YEAR**	The Board of Directors believes approving a non-binding vote on a one-year frequency provides more frequent and rigorous oversight of named executive officer compensation packages to effectively align pay with performance	19
5. Approve Amendment to the Company's 2010 Omnibus Incentive Plan	**FOR**	The Board believes an amendment to increase the number of shares available under the plan provides incentive opportunities to our officers, directors and employees to align their interests with the interests of our shareholders	49

Voting instructions for shareholders of record and beneficial shareholders

You may vote using one of the following options. In all cases, have your proxy card or voting instructions form in hand and follow the instructions.



By mail
Follow the instructions to mark, sign, and date your proxy card



By phone
Use any touch-tone telephone to transmit your voting instructions

1-800-690-6903



By internet
Use the Internet to transmit your voting instructions

www.proxyvote.com

VISIT OUR ANNUAL MEETING WEBSITE

www.weatherfordannualmeeting.com

Shareholders are encouraged to provide feedback on our disclosures and ask questions to be considered by the Board, as appropriate. To share your feedback, please visit **www.weatherfordannualmeeting.com/feedback**.

VOTING DEADLINE

5:59 a.m. Central European Time on June 14, 2017 (11:59 p.m. Eastern Time on June 13, 2017)

A MESSAGE FROM YOUR
BOARD OF DIRECTORS

To our Fellow Shareholders,

Weatherford is moving forward. Following the most severe downcycle in industry history, a more focused and performance-driven Weatherford is emerging and ready to capture opportunities as our industry enters a new recovery phase. With depth of leadership, led by our newly appointed President and Chief Executive Officer, Mark A. McCollum, we are excited for Weatherford's next chapter and aligning our near-term priorities with a clear vision for the future.

Successful Transformation Strategy

We initiated our transformative strategy in 2014, and, to mitigate the impact of extremely challenging industry conditions, we continued with our strategic redirection through the industry downturn. Our repositioning of Weatherford focused on streamlining the organization, driving efficiency and improving profitability and free cash flow.

CEO Transition

Following an extensive CEO search process, Mr. McCollum has joined Weatherford as our new President and CEO, and has also joined our Board of Directors. With more than 36 years of leadership experience in the energy sector, including as Chief Financial Officer of Halliburton, among other high impact roles in the industry, we believe Mr. McCollum is the right leader for Weatherford's next chapter.

We also prioritized the strengthening of our talent bench, and have transformed our leadership team to align with our strategy. In addition to our new CEO, we appointed a new Chief Financial Officer in 2016, and also recently added a new Chief Technology Officer. We look forward to working with Mr. McCollum and the leadership team in executing on our long-term vision for the future.

We are grateful to Dr. Bernard J. Duroc-Danner, our former Chairman of the Board, President, and Chief Executive Officer. Dr. Duroc-Danner provided leadership and dedication over the past 30 years, guiding Weatherford and its predecessors from humble beginnings into one of the leading global oilfield service providers.

We also want to acknowledge and express our gratitude to Mr. Krishna Shivram, who served as the Company's Chief Financial Officer from 2013 and our interim Chief Executive Officer following Dr. Duroc-Danner's departure.

2016 Accomplishments



BEST SAFETY RECORD IN COMPANY HISTORY



TRANSFORMED COST STRUCTURE; $600 MILLION ANNUALIZED COST SAVINGS



IMPROVED CAPITAL STRUCTURE



UPGRADED TALENT AND BENCH STRENGTHENING



ACHIEVED 35% SUPPORT RATIO



REDUCED NONPRODUCTIVE TIME 21% YEAR-OVER-YEAR

Board Structure

Following Dr. Duroc-Danner's departure from the Company, we re-examined our Board leadership structure. Upon the selection of Mr. McCollum as permanent CEO, we appointed Mr. William E. Macaulay as Chairman. As we enter Weatherford's next chapter, we believe an experienced independent Chairman provides the most effective oversight of management and is in the best interest of the Company and its shareholders.

At the 2017 Annual General Meeting, we will say goodbye to Mr. Rayne who is not seeking re-election to our Board. Mr. Rayne has been instrumental in overseeing the strategic objectives of Weatherford and we are grateful for his service and his leadership.

In 2017, under the leadership of Mr. Macaulay, we will continue to evaluate our Board structure and processes. We are committed to reviewing our Board composition, and to refocusing and refreshing our Board in alignment with our future priorities.

Commitment to Integrity and Accountability

As stewards of the Company, we remain committed to the highest standards of integrity. We seek to demonstrate a culture of accountability that flows throughout the organization and continue to evaluate and update our Board structure and corporate governance practices.

Shareholder Engagement

Above all, we are accountable to the Company's shareholders and work closely with management to maintain an ongoing open investor dialogue to ensure we are focused on the issues that matter. We support the exchange of views year-round through our outreach program, as described on page 13, and we continually look for new and innovative ways to connect with shareholders. Accordingly, we are again offering a feedback feature on our annual meeting website, **www.weatherfordannualmeeting.com/feedback**. We value the opinions of our shareholders and have implemented numerous changes over the years in response to feedback, from improvements to our compensation program to disclosure enhancements.

We thank you for your support and look forward to our Annual General Meeting.

Mohamed A. Awad

David J. Butters

John D. Gass

Emyr Jones Parry

Francis S. Kalman

William E. Macaulay

Mark A. McCollum

Robert K. Moses Jr.

Guillermo Ortiz

PROXY SUMMARY

Challenging Industry Landscape

On May 31, 2016, the U.S. rig count reached its lowest point in history with 404 rigs in operation. The international rig count reached its lowest historical point on October 31, 2016, with 920 rigs in operation. These numbers represent decreases of approximately 80% and approximately 30%, respectively, since December 2014, according to Baker Hughes Weekly Rig Count, a recognized industry source. By year-end 2016 — nearly two years since the beginning of the downturn — the oil and gas service sector experienced a 53% decrease in revenue and a 183% decline in pre-tax operating income, solidifying this down cycle as the worst economic period in the industry's history.





OUR RESULTS

We have strengthened our core, implemented cost efficiencies, improved our safety and service quality performance, strengthened our Board and corporate leadership talent bench and enhanced our corporate governance practices.

TRANSFORMED COST STRUCTURE	UPGRADED TALENT BENCH
IMPROVED CAPITAL STRUCTURE	RECORD-LEVEL SAFETY PERFORMANCE
LOWERED SUPPORT RATIO	IMPROVED SERVICE QUALITY PERFORMANCE

Source: Baker Hughes rig count, Company data
* Data includes 4 Service companies, 9 Contract drillers and 3 Equipment and Subsea Manufacturers
** Includes Rigs

<table>
<tr><td rowspan="4">**ITEM** **1**</td><td rowspan="4">ELECTION OF DIRECTORS</td><td>**The Board recommends a vote FOR each of the nine director nominees**</td></tr>
<tr><td>The Board believes its members collectively have the skills and expertise needed to continue to oversee the implementation of Weatherford's strategic plan for the benefit of shareholders, employees and other stakeholders.</td></tr>
<tr><td>**See page 4 for further information about our director nominees.**</td></tr>
</table>

OUR DIRECTOR NOMINEES

Our Board strives to ensure that Weatherford's business affairs are managed in an effective and accountable manner. To achieve this we seek an effective mix of relevant skills and experience that brings various business attributes together in the boardroom to benefit the Company and our shareholders.

Name	Title	2017 Committees
MOHAMED A. AWAD	Chairman (retired), Schlumberger - Middle East and Asia	• Compensation • Health, Safety and Environment
DAVID J. BUTTERS	Chairman, President and CEO, Navigator Holdings, Ltd.	• Audit • Corporate Governance and Nominating (Chair)
JOHN D. GASS	Vice President (retired), Chevron Corporation	• Compensation (Chair) • Health, Safety and Environment
EMYR JONES PARRY	Chancellor, Aberystwyth University	• Corporate Governance and Nominating • Health, Safety and Environment (Chair)
FRANCIS S. KALMAN	EVP and CFO (retired), McDermott International, Inc.	• Audit (Chair) • Corporate Governance and Nominating
WILLIAM E. MACAULAY	Chairman and Co-CEO, First Reserve; **Independent Chairman of the Board of Weatherford**	
MARK A. McCOLLUM	President and CEO, Weatherford International plc	
ROBERT K. MOSES, JR.	Private Investor, Black Jack Resources, Inc.	• Health, Safety and Environment
GUILLERMO ORTIZ	Partner and Chairman, BTG Pactual Mexico	• Audit (Vice Chair) • Compensation

Board Overview

9/9	**8/9**	**8/9**	**6/9**	**6/9**	**5/9**
Director nominees have executive leadership experience	Director nominees are independent	Director nominees have significant global experience	Director nominees have other public board experience	Director nominees have backgrounds in oilfield services and technology	Director nominees demonstrate finance and investing experience

CEO Search and Selection Process

For more than 30 years, Weatherford has supported exploration and production companies in their mission to provide the energy resources that power the world. Following the departure of our long-time CEO, an individual who shaped and grew Weatherford into a leader in the oil and gas industry, it was essential that we find the best-qualified CEO to lead the Company through its promising next chapter.

The act of appointing a new CEO is one of the most important decisions a Board can make. Weatherford required an individual capable of understanding and realizing our potential, the possibilities of our technology portfolio and the value of our 30,000 employees. As such, we listened to the views of our shareholders, approached the CEO selection process in a thorough and deliberate manner, and evaluated several high-caliber candidates for the position over a period of four months.

After an extensive search, we selected Mark A. McCollum to serve as Weatherford's President and CEO. Mr. McCollum brings industry acumen acquired in the course of a career that has included leadership roles at Halliburton and other companies, where he consistently delivered impactful results. Mr. McCollum is best qualified to lead Weatherford's next chapter and drive sustainable value for all of our stakeholders.

We are as excited to welcome Mr. McCollum as he is to join us.



The CEO search committee included Board members John D. Gass, Francis S. Kalman, William E. Macaulay, and Robert A. Rayne.

The Process



1 A CEO Search Committee was formed consisting of John D. Gass, Francis S. Kalman, William E. Macaulay, and Robert A. Rayne

2 The CEO Search Committee retained an independent Executive Search Firm to assist with the selection process

3 The CEO Search Committee and Executive Search Firm identified, validated and interviewed numerous highly-qualified candidates

4 Throughout the four-month selection process, the Chairman of the Board and members of CEO Search Committee consulted regularly with a number of Weatherford's significant shareholders; shareholder feedback was taken into consideration as potential candidates were evaluated

5 The strongest candidates were selected for further evaluation

6 After a four-month search process, the Board voted to elect Mark A. McCollum to the role of President and Chief Executive Officer

ABOUT OUR NEW CEO
MARK A. McCOLLUM

Mr. McCollum joins Weatherford with more than 36 years of leadership experience in the energy sector. Most recently he served as Chief Financial Officer of Halliburton Company, a position he assumed in 2008 and resumed in July of 2016 following an interim role as Chief Integration Officer during the pendency of Halliburton's proposed acquisition of Baker Hughes Incorporated. Prior to joining Halliburton, Mr. McCollum held a number of senior positions at Tenneco, Inc., including Chief Financial Officer, and served as an Audit and Advisory Partner in Arthur Andersen's Energy Division, where he began his career.

"I am excited to join Weatherford at a pivotal time. Weatherford is an excellent organization with great people, technology and global reach. I look forward to working with the team to build a stronger and healthier Weatherford with a clear purpose and vision for the future. I believe Weatherford is well positioned to maximize opportunities in the recovering market and provide exceptional service to our customers and value to our shareholders."

– Mark A. McCollum
President and CEO



GOVERNANCE HIGHLIGHTS

Our Board and Committees regularly review and update key governance practices to ensure that our processes reflect recognized governance best practices and remain aligned with our strategic financial and operational goals. At all times, we keep the interests of our shareholders, employees and clients at the center of our priorities.

Our Board Leadership

In November of 2016, upon the departure of Dr. Bernard J. Duroc-Danner, who served as Chairman of the Board, President and Chief Executive Officer, the Board engaged in a search to fill both positions separately. In March 2017, the Board named Mr. William E. Macaulay as Chairman of the Board and Mark A. McCollum as President and Chief Executive Officer.

Mr. Macaulay has served on the Weatherford Board of Directors since 1998. Leveraging his significant investment and financial expertise as chairman of one of the world's leading energy and natural gas resources private equity firms, Mr. Macaulay is uniquely qualified to serve as Chairman of the Board of Directors.

In connection with Mr. Macaulay's appointment, Mr. Robert A. Rayne stepped down as Vice Chairman and Presiding Director. Effective as of our 2017 Annual General Meeting, Mr. Rayne's term will expire, and he will not stand for re-election. The Board thanks Mr. Rayne for his service and significant contributions to Weatherford over many years.

Mr. Macaulay serves as an independent Chairman of the Board, and Mr. McCollum serves as a Director. We believe splitting these roles is the best leadership structure for Weatherford and its shareholders at this time.

Committee Rotation

We have committed to reviewing our Board composition in 2017, and to pursuing opportunities for refreshment. Consistent with this goal, we recently made changes to our Board committees. The new Chair of the Compensation Committee is Mr. Gass, replacing Mr. Macaulay, who was appointed Chairman of the Board in March 2017. Mr. Awad, who joined the Board in 2014, will be a new addition to the Compensation Committee, and Mr. Macaulay and Mr. Moses will rotate off.

Reduced Director Fees

In March of 2016, in connection with the continued industry downturn and the Company's focus on cost savings, the Board approved and agreed to a 10% reduction in Director fees.

In March of 2017, the Corporate Governance and Nominating Committee undertook a further evaluation of Director fees. They considered the most recent peer group information, market practice, and information provided by our independent compensation consulting firm, Meridian Compensation Partners.

With the intended outcome of simplifying Director compensation, the Committee eliminated meeting fees and approved a flat fee of $135,000 per year, paid quarterly, with additional retainers for the roles of Chairman and Committee Chairs.

See page 13 for further information.

REDUCED DIRECTOR FEES BY 10% MARCH 2016	FURTHER SIMPLIFIED DIRECTOR FEES MARCH 2017

ITEM **2**	RATIFY APPOINTMENT OF INDEPENDENT AUDITORS	**The Board recommends a vote FOR the ratification of KPMG LLP and KPMG Chartered Accountants** Based on the recommendation of the Audit Committee. **See page 16 for further information.**

<table>
<tr><td>**ITEM**
3</td><td>APPROVE
EXECUTIVE
COMPENSATION</td><td>**The Board recommends a vote FOR the approval
of our executive compensation program**

The Board believes Weatherford's executive compensation program effectively aligns executive compensation with performance. **See page 18 for further information**.</td></tr>
</table>

COMPENSATION HIGHLIGHTS

The Compensation Committee aims to provide a framework that aligns the interest of our executives with those of our shareholders. This compensation philosophy gives due consideration to shareholder feedback, playing an important role in helping shape the Company's compensation metrics, which have been significantly enhanced in recent years.

WHAT WE DO	WHAT WE DO NOT DO
✓ Pay for Performance	✗ Discretionary Bonuses except in the case of extraordinary achievement or sign-on bonuses
✓ Require meaningful ownership of Weatherford stock by our Board, CEO and other NEOs	✗ Guaranteed Bonuses
✓ Clawback cash and equity performance-based compensation determined not to have been earned	✗ Automatic Base Salary Increases
✓ Double-Trigger Vesting of cash compensation in the event of a change in control	✗ Tax Gross Ups
✓ Independent Compensation Committee and Compensation Consultant	✗ Allow Hedging of Company Stock
✓ Annual Risk Assessment	✗ Provide New Employment Agreements
✓ Compare Compensation Practices with a Considered Peer Group	

Principal Elements of Compensation

Our compensation program is designed to reward our NEOs for the achievement of strategic and operational goals, and emphasizes long-term performance for Weatherford's shareholders.

	BASE SALARY	ANNUAL INCENTIVE	PERFORMANCE SHARE UNITS	RESTRICTED SHARE UNITS
DELIVERY	Cash		Equity	
OBJECTIVE	Provides regular income at reasonable, competitive levels	Rewards contributions to the annual targets and individual performance	Correlates realized pay with increases in shareholder value	Incentivizes management contributions to long-term increases in shareholder value
PERFORMANCE PERIOD	Short-term		Long-term	

SIGNIFICANT 2016 DECISIONS

10% **REDUCTION IN BASE SALARY** OF OUR NEOs AND CORPORATE OFFICERS	**$0** **CASH BONUS** UNDER EXECUTIVE INCENTIVE COMPENSATION PLAN	**$0** **PAYOUT/VESTING** OF PERFORMANCE SHARE UNITS

Target Compensation Mix



At Risk or Performance Based **81%**

2016 Interim CEO Compensation Mix	14%	15%	36%	30%	
	Base Salary	Non-Equity (Cash) Incentive *	Restricted Share Units	Performance Units	Other **
2016 Other NEO Compensation Mix	16%	15%	36%	22%	11%

At Risk or Performance Based **73%**

* Includes cash incentive at target; no cash incentive was paid in 2016
** Other for interim CEO compensation mix Includes supplemental pay for serving as interim CEO
Numbers are rounded to nearest whole number

Consideration and Response to Shareholder Feedback

We engage in regular and ongoing dialogue with our shareholders to gain valuable insights into the issues about which they care most. During 2016, we spoke with our top 25 shareholders representing approximately 80% of shares outstanding. Our engagement with investors included representatives from Weatherford's management, and several of these conversations also included members of the Board. Shareholder feedback on subjects including CEO succession planning, executive compensation, along with other matters, have been shared with us and we take these comments under advisement.

Since 2014, we have implemented the following changes to our compensation program, as well as disclosure enhancements throughout the CD&A:

- Reduced the target value of our CEO's 2016 equity award as compared to 2015

- Eliminated future employment agreements

- Increased the percentage of performance-based awards relative to total incentives

- Added a comparative peer performance metric to our annual cash incentive

- Changed our share price measurement date for our performance share units to a 30-day average

- Reviewed and expanded our peer group

In addition, we consider the results of the advisory vote on executive compensation at our annual general meeting. At our 2016 meeting, 70% of votes were cast in support of our executive compensation program. We continue to engage with our shareholders regarding executive compensation and other matters.



ITEM 4	FREQUENCY VOTE	**The Board recommends an Annual Advisory Vote on Executive Compensation (ONE YEAR)** The Board of Directors believes approving a non-binding vote on a one-year frequency provides more frequent and rigorous oversight of named executive officer compensation packages to effectively align pay with performance. **See page 19 for further information**.

ITEM 5	APPROVE 2010 OMNIBUS AMENDMENT	**The Board recommends a vote FOR the approval of the Amendment to the 2010 Omnibus Incentive Plan** The Board believes an amendment to increase the number of shares available under the plan provides incentive opportunities to our officers, directors and employees to align their interests with the interests of our shareholders. **See page 49 for further information**.

NOTICE OF 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 15, 2017
10:00 a.m. (Central European Time)
Lorzensaal Cham, Cham, Canton of Zug, Switzerland

AGENDA

1. By separate resolutions, to elect the nine individuals named in this Proxy Statement as directors of Weatherford International plc (the "Company") until the 2018 annual general meeting of shareholders of the Company (the "2018 AGM") or, in each case, until his earlier death, retirement, resignation or removal from the position of director.

2. To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm and auditor for the financial year ending December 31, 2017 and KPMG Chartered Accountants, Dublin, as the Company's statutory auditor under Irish law to hold office until the close of the 2018 AGM, and to authorize the Board of Directors of the Company, acting through the Audit Committee, to determine the auditors' remuneration.

3. To approve, in an advisory vote, the compensation of our named executive officers.

4. To recommend, in an advisory vote, whether a shareholder vote to approve the compensation of our named executive officers should occur every 1, 2 or 3 years.

5. To approve an amendment to the Company's 2010 Omnibus Incentive Plan (the "Plan").

The foregoing items, including the votes required in respect of each, are set forth and more fully described in the accompanying Proxy Statement.

RECORD DATE

April 18, 2017

VOTING

Only registered shareholders as of the close of business on the record date will be entitled to attend, vote or grant proxies to vote at the Annual General Meeting. Any such registered shareholder may appoint one or more proxies, by any of the means outlined in the Proxy Statement, to attend, speak and vote in his/her place at the Annual General Meeting. A proxy holder need not be a registered shareholder. Proxies must be received by the Voting Deadline set forth in the Proxy Statement.

DISTRIBUTION OF PROXY MATERIALS

A copy of this notice, the Proxy Statement (of which this notice forms a part), and the proxy card are first being sent on or about April [24], 2017, to each registered shareholder in our share register as of the record date, together with a copy of our 2016 Annual Report and Irish Statutory Accounts for fiscal year 2016.

ANNUAL REPORT AND FINANCIAL STATEMENTS

Our audited consolidated financial statements for the year ended December 31, 2016 and accompanying auditor's reports have been filed with the U.S. Securities and Exchange Commission (the "SEC"). Complete copies of these materials, our 2016 Annual Report, and Irish Statutory Accounts are available on our website at *www.weatherford.com*. Any shareholder may also obtain a copy of these documents by contacting our U.S. Investor Relations Department at 2000 St. James Place, Houston, Texas 77056 or by telephone at +1 (713) 836-4000. Additionally, during the Annual General Meeting the Company's management will present Weatherford's Irish Statutory Accounts for the fiscal year ended December 31, 2016 along with related directors' and auditor's reports and review the Company's affairs.

April [24], 2017

By Order of the Board of Directors

Christina M. Ibrahim
Executive Vice President, General Counsel and Corporate Secretary

TABLE OF CONTENTS

PROXY STATEMENT

MEETING AND VOTING INFORMATION

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting to be Held on June 15, 2017: The Proxy Statement of Weatherford International plc, our 2016 Annual Report and Irish Statutory Accounts are available at: www.WeatherfordAnnualMeeting.com.

Annual General Meeting: June 15, 2017 at 10:00 a.m. (Central European Time), Lorzensaal Cham, Cham, Canton of Zug, Switzerland

GENERAL

In this Proxy Statement, "Weatherford," "the Company," "we," "us" and "our" refer to Weatherford International plc, an Irish public limited company and Swiss tax resident.

Our principal executive offices in Switzerland are located at Weststrasse 1, 6340 Baar, Switzerland, and our telephone number there is +41.22.816.1500.

References to "$" or "USD" in this Proxy Statement are references to United States dollars, references to "CHF" are references to Swiss francs, and references to "£" are to U.K. pounds sterling.

This Proxy Statement and proxy card are first being mailed on behalf of our Board of Directors, or our "Board," to all shareholders beginning on or about April [24], 2017.

AGENDA

	Proposal	Required Approval	Board Recommendation
1.	**Election of Directors.** By separate resolutions, to elect each of the nine individuals named in this Proxy Statement until the 2018 AGM or, in each case, until his earlier death, retirement, resignation or removal from the position of director.	Majority of Votes Cast	**FOR each nominee**
2.	**Ratify Appointment of Independent Auditors.** To ratify the appointment of KPMG LLP as our independent registered public accounting firm and auditor for the fiscal year ending December 31, 2017 and KPMG Chartered Accountants, Dublin as the Company's statutory auditor under Irish law to hold office until the close of the 2018 AGM, and to authorize the Board of Directors, acting through the Audit Committee, to determine the auditors' remuneration.	Majority of Votes Cast	**FOR**
3.	**Approve Executive Compensation.** To approve, in an advisory vote, the compensation of our named executive officers.	Majority of Votes Cast	**FOR**
4.	**Frequency Vote.** To recommend, in an advisory vote, whether a shareholder vote to approve the compensation of our named executive officers should occur every 1, 2 or 3 years.	Majority of Votes Cast	**ONE YEAR**
5.	**Approve 2010 Omnibus Plan Amendment.** To approve an amendment to the Weatherford 2010 Plan to increase the number of authorized shares.	Majority of Votes Cast	**FOR**

During the Annual General Meeting, management will present the Company's Irish Statutory Accounts for the fiscal year ended December 31, 2016 and review the Company's affairs.

WHO CAN VOTE

All registered shareholders at the close of business on the record date of April 18, 2017 have the right to notice of, and to vote, in person or by proxy, at the Annual General Meeting. Registered shareholders are entitled, on a poll, to one vote per ordinary share on all matters submitted to a vote of shareholders at the Annual General Meeting, so long as those shares are represented at the Annual General Meeting in person or by proxy. A registered shareholder may appoint one or more proxies to attend, speak and vote in their place at the Annual General Meeting. A proxy holder does not need to be a registered shareholder.

MEETING ATTENDANCE

If you wish to attend the Annual General Meeting in person, you will need to bring proof of identification along with proof of your share ownership. If your shares are held beneficially in the name of a bank, broker or other nominee, you may bring a bank or brokerage account statement as your proof of ownership of shares as of the record date.

Registered shareholders who wish to so participate in the Annual General Meeting may do so by attending in person or at the offices of our Irish lawyers, Matheson, located at 70 Sir John Rogerson's Quay, Dublin 2, Ireland, at the time of the meeting. All attendees will need to bring proof of identification along with proof of share ownership.

HOW TO VOTE

To ensure your representation at the Annual General Meeting, we request that you grant your proxy to vote on each of the proposals in this Proxy Statement and any other matters that may properly come before the meeting to the persons named in the proxy card, by completing, signing, dating and returning the enclosed proxy card for receipt by us no later than the Voting Deadline (defined below) whether or not you plan to attend.

Voting Deadline: 5:59 a.m. (Central European Time) on June 14, 2017 (11:59 p.m. (Eastern Time) on June 13, 2017).

Most of our individual beneficial owners hold their shares through a brokerage account and therefore are not listed in our share registry.

Shareholders who hold their shares through a broker or other nominee (in "street name") must vote their shares in the manner prescribed by their broker or other nominee. Shareholders who hold their shares in this manner and wish to vote in person at the meeting must obtain a valid proxy from the organization that holds their shares. **This may be very difficult for an individual shareholder to do, so individual shareholders holding in street name are strongly encouraged to submit their proxy to their broker, who in turn will vote in accordance with their directions.** See "Quorum and Voting" as to the effect of broker non-votes.

QUORUM AND VOTING

A quorum at our Annual General Meeting will be two or more persons holding or representing by proxy more than 50% of the total issued voting rights of our ordinary shares. As of April 18, 2017, there were approximately xxx,xxx,xxx ordinary shares issued and entitled to vote.

For purposes of determining a quorum, abstentions and "broker non-votes" present in person or by proxy are counted as represented. A "broker non-vote" occurs when a nominee (such as a broker) holding shares for a beneficial owner abstains from voting on a particular proposal because the nominee does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner on how to vote those shares.

If you are a beneficial shareholder and your broker or other nominee holds your shares in its name (in "street name"), the broker generally has discretion to vote your shares with respect to "routine" proposals. The "routine" proposal in this Proxy Statement is Proposal 2. All other proposals (i.e., Proposals 1, 3, 4 and 5) are "non-routine" and your broker may not vote your shares. Accordingly, if you hold your shares in "street name," your broker will not be able to vote your shares on these matters unless your broker receives voting instructions from you.

Approval of each proposal other than proposal 5 to be will be decided by an "ordinary resolution" (i.e., by a simple majority of the votes cast "For" or "Against," in person or by proxy, provided a quorum is present). Generally, abstentions and broker "non-votes" will not affect the voting results; however, agenda Item 5 is also subject to separate NYSE rules. Under NYSE rules, abstentions will be considered votes cast. As a result, abstentions will have the effect of a vote against agenda Item 5 under NYSE rules. Broker "non-votes" will not affect the voting results for agenda Item 5 under Irish law or NYSE rules.

The election of each director nominee will be considered and voted upon as a separate proposal. There is no cumulative voting in the election of directors. If the proposal for the election of a director nominee does not receive the required majority of the votes cast, then the director will not be elected and the position on the Board that would have been filled by the director nominee will become vacant. The Board has the ability to fill the vacancy upon the recommendation of its Corporate Governance and Nominating Committee, subject to re-election by the Company's shareholders at the next annual general meeting of shareholders. Abstentions and broker "non-votes" will not affect the voting results.

The chart below summarizes the voting requirements and effects of broker non-votes and abstentions on the outcome of the vote for the proposals at the Annual General Meeting.

Proposal	Required Approval	Broker Discretionary Voting Allowed	Broker Non-Votes	Abstentions
1. Election of Directors	Majority of Votes Cast	No	No effect	No effect
2. Ratify Appointment of Independent Auditors	Majority of Votes Cast	Yes	N/A	No effect
3. Approve Executive Compensation	Majority of Votes Cast	No	No effect	No effect
4. Frequency Vote	Majority of Votes Cast	No	No effect	No effect
5. Approve 2010 Omnibus Plan Amendment	Majority of Votes Cast	No	No effect	Yes (counts as a vote against)

PROXIES

A copy of this Proxy Statement and proxy card are being sent to each shareholder registered in our share register as of April 18, 2017. Shareholders not registered in our share register as of April 18, 2017, will not be entitled to attend, vote or grant proxies to vote at the Annual General Meeting. Your vote and proxy are being solicited by our Board of Directors in favor of Christina M. Ibrahim or, failing her, Mark A. McCollum (the "Proxy Holders"), for use at the Annual General Meeting.

We request that you grant your proxy to vote on each of the proposals in this notice and any other matters that may properly come before the meeting to the Proxy Holders by completing, signing, dating and returning the proxy card in accordance with the instructions thereon, for receipt by us no later than the Voting Deadline, whether or not you plan to attend.

If you are a registered holder and you properly complete and submit your proxy card in a timely manner you will be legally designating the individual or individuals named by you in the proxy card or if you do not name your proxy or proxies, the Proxy Holders, to vote your shares in accordance with your instructions indicated on the card. If you are a registered shareholder and properly complete and submit your proxy card in a timely manner without naming your proxy or proxies and you do not indicate how your shares are to be voted, then the Proxy Holders will vote as the Board of Directors recommends on each proposal and if other matters properly come before the Annual General Meeting the Proxy Holders will have your authority to vote your shares in their discretion on such matters.

We may accept a proxy by any form of communication permitted by Irish law and as the Board of Directors may approve in accordance with our Articles of Association ("Articles").

REVOKING YOUR PROXY

If you are a registered shareholder, you may revoke your proxy by:

- writing to the Secretary at Weststrasse 1, 6340 Baar, Switzerland, or at the Company's registered office, 70 Sir John Rogerson's Quay, Dublin 2, Ireland, such that the revocation is received at least one hour prior to the commencement of the Annual General Meeting; or

- submitting a later-dated proxy via mail, to the address specified in the proxy materials, for receipt by us no later than the Voting Deadline.

If you have revoked your proxy as described above, you may attend and vote in person at the Annual General Meeting.

If you are not a registered holder, but you hold your shares through a broker or other nominee, you must follow the instructions provided by your broker or other nominee if you wish to revoke a previously granted proxy, since attending the Annual General Meeting alone will not revoke any proxy.

MULTIPLE PROXY CARDS

If you receive multiple proxy cards, this indicates that your shares are held in more than one account, such as two brokerage accounts and are registered in different names. You should complete and return each of the proxy cards to ensure that all of your shares are voted.

COST OF PROXY SOLICITATION

We have retained Okapi Partners LLC to solicit proxies from our shareholders at an estimated fee of $20,000, plus expenses. Some of our directors, officers and employees may solicit proxies personally, without any additional compensation, electronically, by telephone or by mail. Proxy materials also will be furnished without cost to brokers and other nominees to forward to the beneficial owners of shares held in their names. All costs of proxy solicitation will be borne by the Company.

QUESTIONS

You may call our proxy solicitor, Okapi Partners LLC, toll-free at (855) 305-0857 (U.S. callers) or +1 (212) 297-0720 (international callers), or our U.S. Investor Relations Department at +1 (713) 836-4000, or email us at investor.relations@weatherford.com if you have any questions or need directions to be able to attend the meeting and vote in person.

Please Vote. Your Vote is Important.

AGENDA ITEM 1 - ELECTION OF DIRECTORS

The Board of Directors recommends that you vote "FOR" each nominee for director.

Upon the recommendation of the Corporate Governance and Nominating Committee, the Company's Board of Directors has nominated the following nine nominees to be elected at the Annual General Meeting: Mohamed A. Awad, David J. Butters, John D. Gass, Emyr Jones Parry, Francis S. Kalman, William E. Macaulay, Mark A. McCollum, Robert K. Moses, Jr. and Guillermo Ortiz.

All of the non-employee nominees for director are independent under the rules of the NYSE.

Each director is an existing director who, in accordance with the Articles, shall retire at the Annual General Meeting and is eligible for re-election.

Each director elected will serve until the 2018 annual general meeting or, in each case, until his earlier death, retirement, resignation or removal from the position of director. All of our nominees have consented to serve as directors. Our Board of Directors has no reason to believe that any of the nominees will be unable to act as a director.

The vote will be held by a separate resolution for each director nominee. A director nominee will be re-elected if approved by an ordinary resolution (*i.e.,* a simple majority of the votes cast). If you properly submit a proxy card but do not indicate how you wish to vote, the Proxy Holders will vote for all of the listed nominees for director.

DIRECTORS' DIVERSITY OF SKILLS AND EXPERTISE

Our Board's composition is carefully considered by the Corporate Governance and Nominating Committee to ensure diversity in the broadest sense – of culture, background, outlook, experience, and tenure to bring together multiple, complementary perspectives. The Board membership qualifications and nomination process can be found in our Governance Principles at www.weatherford.com in the "Investor Relations" section. Our director nominees bring a powerful range of skills and experience in relevant areas, including finance, exploration and production, environment, public policy, international business and leadership, as well as oilfield services. This unique and highly impactful cross section of capabilities enables our Board to help guide the Company's strategic objectives and leading corporate governance practices. Further, while each member of our Board has held significant leadership positions in their respective professional fields, of equal importance is each Director's personal ethics and integrity. Each of our directors embodies the highest degree of personal and professional standards arming them with the qualified insights to deliver sustainable shareholder value. Please see the information below regarding our directors' significant skills and expertise.

AREA OF SKILL OR EXPERTISE



Independent 8
Academic / Government / Regulatory Affairs 2
Audit Financial Reporting 5
Corporate Governance 5
Finance and Investing 5
Leadership 9
Multi-Industry Experience 4
Oilfield Services and Technology 6
Public Board Experience 6
Reside Outside of the United States 3
Risk Management Experience 5
Significant Global Experience 8
Strategy and Growth 6

DIRECTOR NOMINEE BIOGRAPHIES



AGE: 67
DIRECTOR SINCE: 2014
COMMITTEES:
Compensation
Health, Safety and Environment
OTHER PUBLIC COMPANY BOARDS:
None

MOHAMED A. AWAD

Background

Mr. Awad is a retired executive who most recently served as Chairman of Schlumberger–Middle East and Asia, a role he held from 2001 to 2012. Mr. Awad joined Schlumberger in 1981 and, over the next 30 years, held positions of increasing responsibility, both internationally and in the U.S., including in the wireline, well services, drilling and measurement, oilfield services and corporate groups. In addition to his role at Schlumberger, Mr. Awad served as a director on Arabian Drilling Company in Saudi Arabia from 2005 until 2012.

Education

University of Tulsa, M.S., Petroleum Engineering

Cairo University, B.S., Petroleum Engineering

Relevant qualifications and experience

- Wealth of experience with a career in the oilfield services industry spanning 30+ years
- Strong technology background which enables him to help guide the Company's strategic direction
- Deep appreciation for diversity established through international leadership experience
- Expertise in Middle East and Asia regions proves beneficial in conducting business in emerging markets



AGE: 76
DIRECTOR SINCE: 1984
COMMITTEES:
Audit
Corporate Governance and
Nominating (Chair)
OTHER PUBLIC COMPANY BOARDS:
GulfMark Offshore, Inc.
(Chairman)
Navigator Holdings, Ltd.

DAVID J. BUTTERS

Background

Mr. Butters has been Chairman, President and Chief Executive Officer of Navigator Holdings, Ltd., an international shipping company, the principal business of which is the transport of liquefied petroleum gas, since September 2008. From 1969 to September 2008, Mr. Butters was a Managing Director of Lehman Brothers Inc., an investment banking company and was previously Chairman of the Board of Directors of ACOL Tankers Ltd., a privately held oil tanker company.

Education

Boston College, B.S.

Colombia University Business School, M.B.A.

Relevant qualifications and experience

- Extensive career in investment banking and finance, an asset to the Audit Committee
- Chief executive officer and leadership experience
- Broad knowledge of oil and gas and shipping industries
- Expansive depth of knowledge of the Company's business, as a result of his 30-year directorship on our Board



AGE: 65
DIRECTOR SINCE: 2013
COMMITTEES:
 Compensation (Chair)
 Health, Safety and
 Environment
**OTHER PUBLIC
COMPANY BOARDS:**
 Southwestern Energy Company
 Suncor Energy Inc.

JOHN D. GASS

Background

Mr. Gass is a retired executive who was formerly a Vice President of Chevron Corporation and President of Chevron Gas and Midstream, a role held from 2003 until 2012. Mr. Gass joined Chevron in 1974 and his career spanned 38 years during which he held positions of increasing responsibility in engineering, operations and executive management, serving both domestically and various global locations.

Mr. Gass has been a director of Southwestern Energy Company since November 2012. He became a director of Suncor Energy Inc. in February 2014. For the past two years, he served as Chairman of the Board of Visitors for the Vanderbilt School of Engineering and is on the Advisory Board for the Vanderbilt Eye Institute. He is a member of the American Society of Civil Engineers and the Society of Petroleum Engineers.

Education

Vanderbilt University, B.E., Civil Engineering

Tulane University, M.E., Civil Engineering

Relevant qualifications and experience

- 38 years of experience in the energy exploration and production industry, providing insight into the needs and priorities of the Company's clients
- Executive leadership experience, with a strong emphasis in operational strategy, major project development, and executive management
- Significant international experience in Europe, Africa and the Asia Pacific region



AGE: 69
DIRECTOR SINCE: 2010
COMMITTEES:
 Health, Safety and
 Environment (Chair)
 Corporate Governance and
 Nominating
**OTHER PUBLIC
COMPANY BOARDS:**
 None

EMYR JONES PARRY

Background

Sir Emyr has served as the Chancellor of Aberystwyth University, located in Wales, from 2008 to the present and was Chairman of the All Wales Convention, a body established by the Welsh Assembly Government to review Wales's constitutional arrangements, from 2007 to 2009. He was Chairman of the Corporate and Social Responsibility External Advisory Group of First Group plc, a transport operator, from 2008 to 2011 and was the Chairman of Redress, a human rights organization from 2008 to 2016. Sir Emyr previously held numerous diplomatic positions, including UK Permanent Representative to the UN from 2003 to 2007 and UK Ambassador to NATO from 2001 to 2003, specializing in European Union affairs including energy policy. He is also the President of the Learned Society of Wales and began his three- year term of office in May of 2014.

Education

University of Cardiff, B.Sc., Theoretical Physics

University of Cambridge, Ph.D., Polymer Physics

Relevant qualifications and experience

- Wealth of government relations, diplomatic and negotiation experience
- High level of public and social policy knowledge
- Important international perspective, with an emphasis on global issues and European markets
- Years of dedicated focus on social responsibility, sustainability and human rights



AGE: 69
DIRECTOR SINCE: 2013
COMMITTEES:
  Audit (Chair)
  Corporate Governance and
  Nominating
OTHER PUBLIC COMPANY BOARDS:
  Ensco plc
  Kraton Performance Polymers, Inc.

FRANCIS S. KALMAN

Background

Mr. Kalman serves as a senior advisor to a private investment subsidiary of Tudor, Pickering, Holt and Co., LLC that specializes in direct investments in upstream, midstream and oilfield service companies. Mr. Kalman served as Executive Vice President of McDermott International, Inc. from 2002 until his retirement in 2008 and as Chief Financial Officer from 2002 until 2007. From 2000 to 2002, he was Senior Vice President and Chief Financial Officer of Chemical Logistics Corporation; from 1999 to 2000, he was a principal of Pinnacle Equity Partners, LLC; from 1998 to 1999, he was Executive Vice President and Chief Financial Officer of Chemical Logistics Corporation; and from 1996 to 1997, he was Senior Vice President and Chief Financial Officer of Keystone International, Inc.

Mr. Kalman started his career as a Certified Public Accountant with PriceWaterhouse and Co. In addition to the above, he has served in various financial capacities with Atlantic Richfield Company (1975 to 1982), United Gas Pipeline (1982 to 1991) and American Ref-Fuel (1991 to 1996).

In addition to his existing directorships, during the past five years, Mr. Kalman has also served on the board of Pride International, Inc., which merged into Ensco plc, and CHC Group Ltd.

Education

Long Island University, B.S., Accounting

Relevant qualifications and experience

- Extensive knowledge in accounting and financial reporting
- Chief financial officer experience and serving as chairman of the audit committee of other public companies
- Executive leadership and strategic planning experience in the international energy service industry
- Experience in multiple components of the energy industry, including internationally



AGE: 71
DIRECTOR SINCE: 1998
COMMITTEES:
  None – Chairman of
  the Board
OTHER PUBLIC COMPANY BOARDS:
  Glencore Xstrata plc

WILLIAM E. MACAULAY

Background

Mr. Macaulay is the Chairman and Co-Chief Executive Officer of First Reserve. He has been with First Reserve, a global private equity and infrastructure investment firm focused on the energy industry, since 1983. Mr. Macaulay is jointly responsible for supervision of the firm's investment program and strategy, as well as overall management of the firm. Mr. Macaulay sits on all of the firm's investment committees. Mr. Macaulay served as a director of Weatherford Enterra from October 1995 to May 1998. Mr. Macaulay also served as Director of Corporate Finance for Oppenheimer & Co., Inc., where he worked from 1972 to 1982.

Previously, Mr. Macaulay served as Chairman of CHC Group Ltd., Dresser-Rand Group, Inc., Foundation Coal Holdings Inc. and Pride International, and as a director of Dresser, Inc. and National Oilwell Varco.

Education

City College of New York, B.B.A.

University of Pennsylvania, Wharton School of Business, M.B.A.

Relevant qualifications and experience

- Serves as Chairman, i.e. the lead director, of the Company's Board
- Significant investment and financial expertise as chairman of one of the world's leading energy and natural gas resources private equity firms
- Chief executive officer experience
- Extensive knowledge of the oilfield service industry
- Expansive depth of knowledge of the Company's business, as a result of his 20-years of experience with the Company and its predecessor



AGE: 58
DIRECTOR SINCE: 2017
COMMITTEES:
  None
OTHER PUBLIC COMPANY BOARDS:
  ArchRock, Inc.

MARK A. MCCOLLUM

Background

Mr. McCollum's has over 36 years of leadership experience in the energy sector. Most recently he served as Chief Financial Officer of Halliburton Company, a position he started in 2008 and resumed in July of 2016 following an interim role as Chief Integration Officer during the pendency of Halliburton's proposed acquisition of Baker Hughes Incorporated. Prior to joining Halliburton, Mr. McCollum held a number of senior positions at Tenneco, Inc., including Chief Financial Officer, and served as an Audit and Advisory Partner in Arthur Andersen's Energy Division, where he began his career. He is also a registered CPA in the State of Texas. Mr. McCollum is a member of the Board of Directors and the Audit and Compensation Committees at Archrock, Inc., previously known as Exterran Holdings. He is also a Regent at Baylor University and on the Baylor College of Medicine Board of Trustees.

Education

Baylor University, Bachelor Degree in Business Administration and Accounting

Relevant qualifications and experience

- Extensive knowledge of and experience in the oilfield service industry
- Significant leadership experience, with a strong background in accounting and finance
- Deep understanding of the challenges facing the industry and strong knowledge of customer demands and desires



AGE: 77
DIRECTOR SINCE: 1998
COMMITTEES:
  Health, Safety and Environment
OTHER PUBLIC COMPANY BOARDS:
  None

ROBERT K. MOSES, JR.

Background

Mr. Moses is a private investor, principally in the oil and gas exploration and oilfield services sectors in Houston, Texas, and has invested for more than 20 years. He served as Chairman of the Board of Directors of Weatherford Enterra from May 1989 to December 1992 and continued on as a director of Weatherford Enterra from December 1992 to May 1998. Mr. Moses also devotes substantial time to serving on boards of local healthcare and educational institutions.

Education

University of Texas, B.A., Economics

Relevant qualifications and experience

- Significant investment experience, with an understanding of how to manage through commodity cyclicality
- Extensive knowledge of and experience in the oilfield service industry and ability to identify value opportunities
- Committed to enhancing and improving the communities in which the Company operates
- Substantial institutional knowledge of one of Weatherford's most significant legacy companies and a committed ambassador for the Company with clients and local communities



AGE: 68
DIRECTOR SINCE: 2010
COMMITTEES:
  Audit
  Compensation
OTHER PUBLIC COMPANY BOARDS:
  Grupo Aeroportuario del Sureste S.A.B. de C.V.
  Mexichem S.A.B. de C.V.
  Vitro S.A.B. de C.V.
  BTG Pactual

GUILLERMO ORTIZ

Background

Dr. Ortiz is currently a partner and Chairman for BTG Pactual for Latin America, a Latin American investment bank based in Brazil. He served as the Chairman of Banorte, the third largest bank in Mexico from 2010 until 2014; Governor of the Bank of Mexico from 1998 until 2009; and as Chairman of the Board of the Bank for International Settlements (BIS) in 2009. He previously served as Secretary of Finance and Public Credit in Mexico, from 1994 to 1998. Dr. Ortiz was also Executive Director at the International Monetary Fund and is a director of several international non-profit organizations. He is currently a member of "The Group of Thirty," an international body of leading financiers and academics.

Education

National Autonomous University of Mexico, B.A., Economics Stanford

University, M.Sc. and Ph.D., Economics

Relevant qualifications and experience

- Extensive international finance and banking experience in the public and private sector
- Expertise regarding global economic matters and multi-national financing, an important element of the Company's global strategy
- International perspective, with a focus on Latin America
- Frequent speaker, author of topical articles, and educator, providing a current perspective on financial matters

OUR BOARD AND OUR BOARD COMMITTEES

The Board directs and oversees the management of the business and affairs of the Company, and serves as the ultimate decision-making body of the Company, except for those matters reserved to our shareholders. The Board oversees the Weatherford management team, to whom it has delegated responsibility for the Company's day-to-day operations. While the Board's oversight role is very broad and may concentrate on different areas from time to time, its primary areas of focus are strategy, governance and compliance, as well as assessing management and making changes as circumstances warrant. In many of these areas, significant responsibilities are delegated to the Board's Committees, which in turn are responsible for reporting to the Board on their activities and actions. Our Board has established the following committees: Audit; Compensation; Corporate Governance and Nominating; and Health, Safety and Environment, all of which are further described below.

AUDIT COMMITTEE	COMPENSATION COMMITTEE	CORPORATE GOVERNANCE AND NOMINATING COMMITTEE	HEALTH, SAFETY AND ENVIRONMENT COMMITTEE
2017-2018 Members Mr. Butters Mr. Kalman (Chair) Mr. Ortiz (Vice Chair)	**2017-2018 Members** Mr. Awad Mr. Gass (Chair) Mr. Ortiz	**2017-2018 Members** Mr. Butters (Chair) Mr. Jones Parry Mr. Kalman	**2017-2018 Members** Mr. Awad Mr. Gass Mr. Jones Parry (Chair) Mr. Moses
2016-2017 Members Mr. Butters Mr. Kalman (Chair) Mr. Moses Mr. Ortiz Mr. Rayne (Vice Chair)	**2016-2017 Members** Mr. Gass Mr. Macaulay (Chair) Mr. Moses Mr. Ortiz	**2016-2017 Members** Mr. Awad Mr. Butters (Chair) Mr. Jones Parry Mr. Kalman Mr. Rayne	**2016-2017 Members** Mr. Awad Mr. Gass Mr. Jones Parry (Chair) Mr. Moses Mr. Rayne
Primary Responsibilities: • Overseeing the integrity of our financial reporting process and systems of internal accounting and financial controls; • reviewing our financial statements; • overseeing our compliance with legal and regulatory requirements; • together with the Board, being responsible for the appointment, compensation, retention, and oversight of our independent auditor; • overseeing our independent auditor's qualifications and independence; and • overseeing the performance of our internal audit function and independent auditor.	**Primary Responsibilities:** • Evaluating the performance and determining and approving the compensation of our executive officers; • overseeing the effectiveness of our compensation program in attracting, motivating and retaining key employees; • developing an overall compensation philosophy; • making decisions regarding executive compensation plans, incentive compensation plans and equity-based plans; and • administering or having administered our incentive compensation plans and equity-based plans for executive officers and employees.	**Primary Responsibilities:** • Identifying individuals qualified to serve as Board members; • recommending director nominees for the next annual general meeting of shareholders and recommending director nominees for each committee; • reviewing and structuring our compensation policy regarding fees and equity compensation paid and granted to our directors; • developing and recommending to the Board the Corporate Governance Principles for the Company; • overseeing the Board in its annual review of the Board's and management's performance and overseeing director education; and • succession planning for the Company's CEO.	**Primary Responsibilities:** • Overseeing the Company's adherence to policies, practices and procedures that promote best practices relating to health, safety and environmental stewardship, and corporate responsibility, including sustainability, security, ethics and quality assurance; • encouraging safety awareness among all employees; • monitoring safety performance and security policies and progress; and • providing recommendations to executive management for resolution of health, safety and environmental concerns of strategic importance.
Meetings in 2016: 9	**Meetings in 2016:** 5	**Meetings in 2016:** 4	**Meetings in 2016:** 4

Board Meetings: During 2016, the Board met 11 times; all of the directors participated in at least 75% of all Board of Directors and respective committee meetings. It is our policy that directors are expected to attend each annual general meeting of shareholders. All of our directors attended last year's meeting.

Committee Charters: The charter for each Committee of our Board of Directors is available on our website at www.weatherford.com, by clicking on "Investor Relations," then "Corporate Governance," then the name of the applicable committee charter.

Independence: Each Committee is composed entirely of independent directors.

Committee Members: The Board has determined that each member of the Audit Committee is "financially literate" pursuant to the listing standards of the NYSE and that Messrs. Kalman and Ortiz are each an "audit committee financial expert," as defined by applicable SEC rules, because of each of their individual extensive financial experience. All members of the Compensation Committee satisfy the qualification standards of section 162(m) ("section 162(m)") of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and Section 16 of the Exchange Act.

CORPORATE GOVERNANCE MATTERS

Our Board believes sound corporate governance processes and practices, as well as high ethical standards, are critical to handling challenges and to achieving business success. We embrace leading governance practices and also conduct ongoing reviews of our governance structure and processes to reflect shareholder input and changing circumstances. Below are highlights of our corporate governance practices and principles.

HIGHLIGHTS

Director Independence	✓ 8 out of 9 of our directors are independent.
Chairman of the Board	✓ We have an independent chair and presiding director who, among other items: • reviews Board meeting schedules and agendas to assure there is an adequate number of scheduled meetings and sufficient time for discussion of all agenda items as well as the inclusion of topics deemed important by the independent directors; • presides at all meetings of the Board, including executive sessions, and can call for executive sessions of the Board's independent directors, if and when deemed appropriate; • leads the Board's annual evaluation of the Chief Executive Officer; • monitors and collaborates with management regarding corporate governance matters; and • is available for communication with shareholders, in coordination with management, when appropriate.
Committee Structure	✓ Our Committees are composed entirely of independent directors; on an annual basis, the Corporate Governance and Nominating Committee evaluates and recommends committee chairman to the Board and assesses the appropriateness of any further chair rotations.
Executive Sessions	✓ Independent directors meet regularly in executive session, including after all regularly scheduled meetings; in 2016, executive sessions were held at each of the regularly scheduled Board meetings and Committee meetings.
Annual Voting	✓ Each member of Board is elected annually with a majority voting standard for uncontested elections.
Shareholder Rights	✓ Shareholders representing 10% or more of outstanding shares can call a special shareholders meeting.
Annual Board and Committee Self Evaluation	✓ The Board and each Committee conduct annual self-evaluations. In addition, each independent director completed an individual evaluation of each other director.
Share Ownership Guidelines	✓ Our directors are required to own at least five times their annual cash retainer. ✓ Our CEO is required to own at least six times his annual base salary. ✓ Other NEOs are required to own three times their annual salary, in each case subject to a five-year transition period.
Risk Oversight	✓ Our entire Board is responsible for risk management of the Company, and our Committees have particular oversight of certain key risks.
Succession Planning	✓ CEO succession planning is done annually in executive session; additionally, the CEO reports to the Board on an at least annual basis concerning management development and succession planning for all other key positions.
Over-boarding	✓ All of our directors (other than one) serve on three or less public company boards; one director serves on four public company boards in addition to the Company.
Mandatory Retirement	✓ In 2016, our Board adopted a mandatory retirement policy for all directors over age 72; however, to facilitate transition, all directors named in this Proxy Statement other than Mr. McCollum are subject to a grandfather provision.
Code of Business Conduct	✓ We have a robust and comprehensive Code of Business Conduct that applies to all employees and each director.

Additional information regarding Corporate Governance at Weatherford can be found on our website at *www.weatherford.com* in the "Investor Relations" section.

RISK MANAGEMENT OVERSIGHT

The Board has implemented an Enterprise Risk Management (ERM) system to identify and evaluate varying levels of risk and their potential impact on the enterprise, as well as steps to further mitigate those risks. Management representatives of the ERM committee present quarterly to the Audit Committee and annually to the full Board. Therefore, the Board is responsible for the oversight of overall risk management for the Company, and the Audit Committee is responsible for financial and compliance reporting as well as risk assessment.

As part of its oversight function, the Audit Committee discusses and implements guidelines and policies concerning financial and compliance risk assessment and management, including the process by which major financial and compliance risk exposure is monitored and mitigated. The Audit Committee works with members of management to assess and monitor risks facing the Company's business and operations, as well as the effectiveness of the Company's guidelines and policies for managing and assessing financial and compliance risk. The Audit Committee meets and discusses, as appropriate, issues regarding the Company's risk management policies and procedures directly with those individuals responsible for day-to-day risk management in the Company's internal audit and compliance departments. The Audit Committee has also established policies and procedures for the pre-approval of all services provided by the independent registered public accounting firm as described in "Audit Committee Pre-Approval Policy" in this Proxy Statement. In addition, the Audit Committee has established procedures for the receipt, retention and treatment, on a confidential basis, of complaints received by the Company regarding its accounting, internal controls, Code of Conduct or other matters.

The Corporate Governance and Nominating Committee periodically provides oversight with respect to risks associated with our corporate governance policies and practices, including our Corporate Governance Principles. The Corporate Governance and Nominating Committee also oversees and reviews, on an annual basis, an evaluation of the Board, each of our Board committees and, a director peer evaluation. The results of those evaluations are also considered as part of the Corporate Governance and Nominating Committee's recommendations for Committee service and rotation, as appropriate.

The Compensation Committee reviews our compensation plans and practices to ensure they do not encourage excessive risk taking and, instead, encourage behaviors that support sustainable value creation. See "Risk Analysis of our Compensation Programs" in the Compensation Discussion and Analysis section of this Proxy Statement.

Our Health, Safety and Environment Committee oversees the Company's policies and practices to promote good stewardship, to encourage safety awareness, to monitor safety performance and to provide suggestions to management for the resolution of health, safety and environmental concerns, all with a view towards reducing risks in those areas.

SUCCESSION PLANNING AND LEADERSHIP DEVELOPMENT

In addition to oversight of risk management, one of the priorities of our Board is to ensure that the Company has a long-term and evolving program for effective leadership development and succession. Our Board is committed to talent management and ensuring strong effective leadership in the Company's global management structure. Throughout the year, the Board is presented with high-potential leadership candidates and regularly updated on key talent metrics, including diversity, recruiting and development programs. The CEO reports to the Board on an annual (or more frequent, as needed) basis concerning management development and succession planning for other key positions. In addition, the Corporate Governance and Nominating Committee does annual CEO succession planning in executive session.

MANDATORY RETIREMENT

In 2016, we further enhanced our Corporate Governance Principles by adopting a mandatory retirement policy. This policy requires that each non-employee director retire from the Board immediately prior to the annual general meeting of shareholders following his or her seventy-second (72nd) birthday. In order to allow a smooth transition of our existing directors, the requirement has been automatically waived for each of the director nominees other than Mr. McCollum (i.e., such directors were grandfathered in). We believe this policy will help increase diversity and allow for more frequent Board refreshment. In furtherance of this policy, current director Mr. Robert A. Rayne is not up for re-election this year and a search for a new director candidate is underway.

DIRECTOR INDEPENDENCE

The Board has affirmatively determined that each non-employee director is independent under the rules of the NYSE and the SEC. As contemplated by NYSE rules, the Board has adopted categorical standards to assist it in making independence determinations. These standards are available on our website at www.weatherford.com, by clicking on "Investor Relations," then "Corporate Governance," then "Corporate Governance Principles." However, in making independence determinations, the Board considers and reviews all relationships with each director, whether or not they fall within the categorical standards. None of the independent directors had relationships relevant to an independence determination that were outside the scope of the Board's categorical standards. The relationship discussed below under "Related Person Transactions" in this Proxy Statement did not exceed these categorical standards and was determined by the Board not to be material.

RELATED PERSON TRANSACTIONS

Our Board has adopted a policy regarding related person transactions as part of a comprehensive governance program. This policy regarding transactions between us or any of our affiliates and our directors, executive officers and other employees is set forth in writing in our Corporate Governance Principles and our Code of Business Conduct. These documents are available on our website at www.weatherford.com, by clicking on "Investor Relations," then "Corporate Governance," then selecting

"Corporate Governance Principles" or "Code of Business Conduct," as applicable. We also have a Supplemental Code of Business Conduct that applies to our Chief Executive Officer, our Chief Financial Officer and our Chief Accounting Officer, which is available on our website at *www.weatherford.com,* by clicking on "Investor Relations," then "Corporate Governance," then "Supplemental Code of Conduct." The Board believes these documents promote the effective functioning of the Board, its Committees and management. Accordingly, they are periodically reviewed and revised, as appropriate.

If an actual or potential conflict of interest arises for any director, the director is required to notify the Board and is not allowed to participate in any discussions or vote on any transaction associated with the actual or potential conflict of interest. The Board approves any transactions with our Chief Executive Officer and our Chief Executive Officer approves any transactions with any other officer.

Transactions with Related Persons in 2016. We lease our London office space from Central London Commercial Estates Limited, which is affiliated with Derwent London plc, of which one of our directors, Mr. Robert A. Rayne, is a non-executive chairman. Mr. Rayne was not personally involved in the negotiation of the lease transaction and receives no personal benefit from this transaction. The lease transaction was reviewed by the Corporate Governance and Nominating Committee of our Board of Directors and approved by our Board of Directors, with Mr. Rayne abstaining from voting on the matter. In their review, our Corporate Governance and Nominating Committee considered, among other factors, a report from an independent real estate brokerage firm with expertise in the relevant market analyzing lease alternatives to conclude that the transactions were, taken as a whole, at least as fair to us as would have been obtained on an arms-length basis from a non-affiliated party. In 2016, we paid the lessor a total of approximately £608,000 ($827,000 based on an annual average exchange rate for the year ended December 31, 2016).

LEADERSHIP STRUCTURE AND EXECUTIVE SESSIONS

The Board periodically examines its structure based on the existing and future needs of the Company to ensure its composition delivers the greatest long-term shareholder value. The Board had previously determined the most effective leadership structure for the Company was to combine the role of Chief Executive Officer and Chairman. However, with the departure of Dr. Duroc-Danner, our former Chief Executive Officer and Chairman, the Board has determined, at present, to separate the roles. Currently, Mr. Macaulay, an independent director, serves as Chairman of the Board and Mr. McCollum serves only as a director. On at least an annual basis, the Board will consider whether it is appropriate that the positions of Chairman and Chief Executive Officer continue to be held by different people.

Mr. Macaulay, as Chairman, has been appointed to oversee executive sessions, which provide the Board with the ability to independently evaluate management, openly discuss strategic and other business issues involving the Company, ensuring that the Company is upholding high standards of corporate governance. Executive sessions are held after all regularly scheduled Board and Committee meeting and at such additional times as may be needed. In 2016, executive sessions of the independent directors were held at each of the four regularly scheduled Board meetings.

For information on how to communicate with our Chairman and other directors, please see "Communication with Directors."

DIRECTOR NOMINATIONS

In obtaining the names of possible director nominees, the Corporate Governance and Nominating Committee conducts its own inquiries and considers suggestions from other directors, management, shareholders and professional director search firms. The Committee's process for evaluating nominees identified in unsolicited recommendations from shareholders is the same as its process for unsolicited recommendations from other sources.

The Corporate Governance and Nominating Committee will consider nominees recommended by shareholders who submit their recommendations in writing to Chairman, Corporate Governance and Nominating Committee, care of the Secretary, Weatherford International plc, Weststrasse 1, 6340 Baar, Switzerland. Recommendations received before December 1st in any year will be considered for inclusion in the slate of director nominees to be presented at the annual general meeting in the following year. Unsolicited recommendations must contain the name, address and telephone number of the potential nominee, a statement regarding the potential nominee's background, experience, expertise and qualifications, a signed statement confirming his or her willingness and ability to serve as a director and abide by our corporate governance policies, his or her availability for a personal interview with the Corporate Governance and Nominating Committee and evidence that the person making the recommendation is a shareholder of Weatherford.

The Corporate Governance and Nominating Committee believes that nominees should possess the highest personal and professional ethics, reputation, integrity and values and be committed to representing the long-term interests of our shareholders. Directors should have a record of accomplishment in their chosen professional field and demonstrate sound business judgment. Directors must be willing and able to devote sufficient time to carrying out their duties and responsibilities effectively, including attendance at and participation in Board and Committee meetings, and should be committed to serve on the Board for an extended period of time. The Corporate Governance and Nominating Committee will consider independence, diversity of viewpoints, backgrounds and experience, including a consideration of gender, ethnicity, race, country of citizenship and age in determining whether a candidate will be an appropriate fit with, and an asset to, the Board of Directors. When considering existing directors, the Corporate Governance and Nominating Committee evaluate their history of attendance at Board and committee meetings as well as contributions and effectiveness at such meetings.

Rule 14a-8 under the Exchange Act addresses when a shareholder may submit a proposal for inclusion of a nominee for director in our proxy materials. Shareholders who do not comply with Rule 14a-8, but who wish to have a nominee considered by our shareholders at the Annual General Meeting, must comply with the deadlines and procedures set forth in our Articles. Please see "Proposals by Shareholders" in this Proxy Statement for more information.

SHAREHOLDER ENGAGEMENT

We engage in regular and ongoing dialogue with our shareholders to gain valuable insights into the issues about which they care most. During 2016, we spoke with our top 25 shareholders representing approximately 80% of shares outstanding. Our engagement with investors included representatives from Weatherford's management and several of these conversations also included members of the Board. Shareholder feedback on subjects including CEO succession planning, executive compensation and other matters, have been shared with us and we take these comments under advisement.

Since 2014, we have implemented the following changes to our compensation program, as well as disclosure enhancements throughout the CD&A:

- Reduced the target value of our CEO's 2016 equity award as compared to 2015

- Eliminated future employment agreements

- Increased the percentage of performance-based awards relative to total incentives

- Added a comparative peer performance metric to our annual cash incentive

- Changed our share price measurement date for our performance share units to a 30-day average

- Reviewed and expanded our peer group

In addition, we consider the results of the advisory vote on executive compensation at our annual general meeting. At our 2016 meeting, 70% of votes were cast in support of our executive compensation program. We continue to engage with our shareholders regarding executive compensation and other matters. To go beyond reporting requirements, in recent years, we have created a dedicated Annual General Meeting website at www.weatherfordannualmeeting.com and a dedicated section of the website that provides an opportunity for shareholders and other interested parties to provide feedback on our disclosures and ask questions to be considered by the Board.

We welcome you to submit feedback on our disclosures at www.weatherfordannualmeeting.com/feedback.

COMMUNICATION WITH DIRECTORS

Any shareholder or other interested party that desires to communicate with the Board of Directors or any of its specific members, including the Chairman or the directors as a group, should send their communication to the Secretary, Weatherford International plc, Weststrasse 1, 6340 Baar, Switzerland. All such communications will be forwarded, as appropriate, to the members of the Board.

We welcome input from our institutional and individual shareholders, regardless of the number of shares owned. Shareholders may also direct their comments to our U.S. Investor Relations Department in writing at 2000 St. James Place, Houston, Texas 77056 Telephone +1 (713) 836-4000.

DIRECTOR COMPENSATION

We use a combination of cash and share-based incentive compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties to the Company, including the number and location of meetings, as well as the level of knowledge and experience that we require of and expect from each member of our Board. Our Corporate Governance and Nominating Committee is responsible for reviewing and structuring our compensation policy regarding fees and compensation paid and granted to our directors.

In 2016, each director who was not an employee of the Company was paid the fees set forth below. In the first quarter of 2016, all fees were reduced by 10% (as reflected below), which was effective from March 17, 2016 until January 1, 2017. The Board approved and agreed to the reduction in connection with the continued industry downturn and the Company's focus on cost savings.

Type of Fee	2016 Amount
Annual Retainer for all Directors	$85,500
Additional Annual Retainer – Audit Committee Chairman	$20,250
Additional Annual Retainer – Each Audit Committee Member excluding Chairman	$9,000
Additional Annual Retainer – Compensation Committee Chairman	$15,750
Additional Annual Retainer – Corporate Governance and Nominating Committee Chairman	$13,500
Additional Annual Retainer – Health, Safety and Environment Committee Chairman	$13,500
Additional Annual Retainer – Presiding Director	$20,250
Board Meeting Attendance (per meeting)	$4,500
Committee Meeting Attendance (per meeting)	$2,025

Annual retainers are paid quarterly in advance. Meeting fees are paid after each meeting. We did not compensate Dr. Duroc-Danner, our former Chairman and CEO, nor will we compensate Mr. McCollum, our current CEO, for their service on the Board.

In addition to the fees described above, on September 22, 2016, we granted to each of the non-employee directors 31,732 restricted share units pursuant to our 2010 Omnibus Incentive Plan. The awards vest on the first anniversary of the grant, subject to earlier vesting in the event of the death or disability of the director or a change of control of the Company. The Corporate Governance and Nominating Committee believes that providing a significant portion of overall Board compensation in the form of restricted share units aligns the interests of our directors with those of our shareholders.

Meridian Compensation Partners ("Meridian") has been retained by the Compensation Committee and the Corporate Governance and Nominating Committee as an independent compensation consultant to advise on compensation matters. Meridian provides the Corporate Governance and Nominating Committee with comparative market data regarding board compensation practices and programs; analyses of publicly available information on our peer group (see "Peer Group" in the CD&A section in this Proxy Statement); information regarding industry practices; as well as vesting and valuation information and analysis.

2017 DIRECTOR FEE UPDATE; ELIMINATING MEETING FEES

In March of 2017, the Corporate Governance and Nominating Committee undertook a further evaluation of director fees. They considered the most recent peer group information, market practice and information provided by Meridian, as well as the pros, cons and economics of meeting fees versus flat fees. They also considered the recent move to a non-executive chairman of the Board. Ultimately desiring to simplify compensation, the Corporate Governance and Nominating Committee approved a flat fee of $135,000 per year, paid quarterly, with additional retainers as set forth below. The Corporate Governance and Nominating Committee also eliminated additional fees for Audit Committee members.

Type of Fee	2017 Amount
Additional Annual Retainer – Audit Committee Chairman	$22,500
Additional Annual Retainer – Compensation Committee Chairman	$17,500
Additional Annual Retainer – Corporate Governance and Nominating Committee Chairman	$15,000
Additional Annual Retainer – Health, Safety and Environment Committee Chairman	$15,000
Additional Annual Retainer – Chairman (split between cash and restricted share units)	$200,000
Board Meeting Attendance (per meeting)	$0
Committee Meeting Attendance (per meeting)	$0

No board meeting attendance fees will be paid other than for special meetings where a director is required to travel to Zug, Switzerland, in which case he will be paid $5,000.

NON-EMPLOYEE DIRECTOR DEFERRED COMPENSATION PLAN (SUSPENDED)

All benefits under the Weatherford International Ltd. Non-Employee Director Deferred Compensation Plan (the "DDC Plan") were distributed in January 2017 in accordance with the terms of the DDC Plan. The DDC Plan was suspended effective December 31, 2008, because of changes in tax laws. While the plan was suspended, amounts were still payable to participants on the occurrence of triggering events under the plan. Prior to the suspension of this plan, Messrs. Butters, Macaulay, Moses and Rayne elected to defer 7.5% of the fees paid by us and to have their distributions paid on the first day of the calendar quarter on or immediately following the date of cessation of service with the Board or no later than January 1, 2017. The amount of the distribution was equal to a number of ordinary shares equal to the number of units in the director's account at January 1, 2017. Messrs. Awad, Gass, Kalman, Ortiz and Sir Emyr were not participants in this suspended plan.

NON-EMPLOYEE DIRECTOR RETIREMENT PLAN (DISCONTINUED)

All benefits under this plan were distributed on January 3, 2017 (the first business day following January 1, 2017) in accordance with the terms of the plan, which was discontinued in June 1998. Mr. Moses was the only director fully vested and eligible to participate in this plan at the time of the plan's discontinuance. Mr. Moses had over 10 years of credited service on the Board of Weatherford Enterra (our predecessor) at the time the plan was discontinued, and his distributed benefit amount was $200,000.

2016 DIRECTOR COMPENSATION

The following table sets forth the compensation paid to each of our independent directors for the year ended December 31, 2016. Dr. Duroc-Danner, our former Chairman of the Board, was a named executive officer and director through November of 2016 and information about his compensation is listed in the 2016 Summary Compensation Table in this Proxy Statement.

Name	Fees Earned or Paid in Cash ($)	Share Awards ($)(1)(2)	All Other Compensation ($)(3)	Total ($)
Mohamed A. Awad	145,075	184,998	54,284	384,357
David J. Butters	178,775	184,998	–	363,773
John D. Gass	147,325	184,998	–	332,323
Emyr Jones Parry	158,950	184,998	–	343,948
Francis S. Kalman	183,438	184,998	–	368,436
William E. Macaulay	155,413	184,998	–	340,411
Robert K. Moses, Jr.	184,250	184,998	–	369,248
Guillermo Ortiz	171,650	184,998	64,291	420,939
Robert A. Rayne	191,788	184,998	–	376,786

(1) Each non-employee director was awarded 31,732 restricted share units on September 22, 2016 at a grant date fair value of $184,998, computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718.

(2) As of December 31, 2016, aggregate outstanding restricted share unit awards for each non-employee director is set forth below.

Name	Aggregate Number of Restricted Share Units
Mohamed A. Awad	37,480
David J. Butters	35,732
John D. Gass	39,319
Emyr Jones Parry	35,732
Francis S. Kalman	39,319
William E. Macaulay	35,732
Robert K. Moses, Jr.	35,732
Guillermo Ortiz	35,732
Robert A. Rayne	35,732

(3) Amounts for 2016 consist of social contribution and withholding taxes paid on behalf of certain directors due to their non-U.S. tax residence. We believe this compensation helps us attract and retain qualified international directors.

AGENDA ITEM 2 – RATIFY APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZE AUDITORS' REMUNERATION

The Board of Directors recommends that you vote "FOR" this proposal.

KPMG LLP and KPMG Chartered Accountants, Dublin (collectively, "KPMG") served as the independent and Irish statutory auditors for Weatherford for the year ended December 31, 2016. The Board, upon the recommendation of the Audit Committee, is asking our shareholders to ratify the appointment of KPMG LLP as our independent registered public accounting firm and auditor for the year ending December 31, 2017 and KPMG Chartered Accountants, Dublin as our statutory auditor under Irish law to hold office until the close of the 2018 AGM and to authorize the Board of Directors, acting through the Audit Committee, to determine the independent auditors' remuneration. The selection of KPMG LLP as the independent registered public accounting firm for 2017 was approved by the Audit Committee on March 9, 2017.

An ordinary resolution (*i.e.,* a simple majority of the votes cast "For" or "Against") is required to approve this proposal. If you properly give a proxy but do not indicate how you wish to vote, the persons named on the proxy card, or if you do not name your proxy or proxies, the Proxy Holders, will vote for the proposal.

Representatives of KPMG will be present at the Annual General Meeting to respond to any appropriate shareholder questions and will be given an opportunity to make a statement, if they so desire.

FEES PAID TO KPMG

The following table presents fees for professional audit services rendered by KPMG for the audit of the annual consolidated financial statements and statutory financial statements of Weatherford for the years ended December 31, 2016 and December 31, 2015 and fees billed for other services rendered by KPMG during those periods. All fees were approved by the Audit Committee pursuant to its pre-approval policy.

	2016	2015
Audit fees(1)	$19,566,000	$20,465,000
Audit-related fees(2)	19,000	29,000
Tax fees(3)	453,000	446,000
All other fees(4)	76,000	297,000
TOTAL	$20,114,000	$21,237,000

(1) Audit fees consist of professional services rendered for the audit of Weatherford's annual financial statements, the audit of the effectiveness of Weatherford's internal controls over financial reporting and the reviews of Weatherford's quarterly financial statements. This category also includes fees for issuance of comfort letters, consents, assistance with and review of documents filed with the SEC, statutory audit fees, work performed by tax professionals in connection with the audit and quarterly reviews and accounting consultations and research work necessary to comply with the standards of the Public Company Accounting Oversight Board (United States). Fees are presented in the period to which they relate versus the period in which they were billed.

(2) Audit-related fees include consultations concerning financial accounting and reporting matters not required by statute or regulation.

(3) Tax fees consist of non-U.S. tax compliance, planning and U.S./non-U.S. tax-related consultation.

(4) Other services performed include certain other advisory services and do not include any fees for financial information systems design and implementation.

AUDIT COMMITTEE PRE-APPROVAL POLICY

The Audit Committee has established a pre-approval policy for all audit and non-audit services to be provided by our independent auditor. There are two types of pre-approval. "General" pre-approval is based on pre-determined types of services. "Specific" pre-approval is required for certain types of services or if a service is expected to exceed budgeted amounts. "Specific" pre-approval must be obtained through direct communications with the Audit Committee or the Chairman of the Audit Committee, to whom the Audit Committee has delegated pre-approval authority. The Chairman must report any pre-approved decisions to the Audit Committee at its next scheduled meeting. During 2016, all audit and non-audit services performed by the independent auditor were subject to the pre-approval policy.

The Audit Committee has designated the Company's Vice President, Audit Services, to monitor and report on the performance of all services provided by our independent auditor and to determine whether such services are in compliance with the pre-approval policy. Accordingly, the Vice President, Audit Services, periodically reports to the Audit Committee regarding the results of her monitoring.

AUDIT COMMITTEE REPORT

February 10, 2017

The Audit Committee represents and assists the Board in providing independent, objective oversight of the Company's accounting functions and internal control over financial reporting. The Audit Committee acts under a charter which is available on the Company's website at www.weatherford.com under "Investor Relations," then "Corporate Governance," then Audit Committee Charter. The Audit Committee is composed of three directors and the Board has determined that each of these directors satisfy the requirements of the NYSE as to independence, financial literacy and expertise. In addition, each member of the Audit Committee qualifies as an independent director and possesses the requisite competence in accounting or auditing in satisfaction of the requirements for audit committees prescribed by the Irish Companies Act 2014.

Management is responsible for the Company's financial statements and the reporting process, including the system of disclosure controls and procedures and internal control over financial reporting.

KPMG LLP, the Company's independent registered public accounting firm, is responsible for expressing an opinion on the conformity of our financial statements with accounting principles generally accepted in the United States and on the effectiveness of the Company's internal control over financial reporting.

In discharging its oversight role, the Audit Committee has:

- reviewed and discussed with management the audited financial statements of Weatherford International plc as of and for the year ended December 31, 2016; and

- discussed with KPMG LLP the matters required to be discussed by Auditing Standard No. 1301, *Communications with Audit Committees*, as amended, as adopted by the Public Company Accounting Oversight Board. In addition, the Audit Committee has received the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed with KPMG LLP their independence.

The Audit Committee and the Board believe that, due to KPMG LLP's knowledge of the Company and the industry in which the Company operates, it is in the best interest of the Company and its shareholders to continue the retention of KPMG LLP to serve as the Company's independent registered public accounting firm. Although the Audit Committee has the sole authority to appoint the independent registered public accounting firm, the Audit Committee recommends that the Board ask the shareholders to ratify the appointment of the independent registered public accounting firm at the 2017 Annual General Meeting.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements referred to above be included in the Annual Report on Form 10-K of Weatherford International plc for the year ended December 31, 2016.

David J. Butters

Francis S. Kalman *(Chair)*

Robert K. Moses, Jr.

Guillermo Ortiz

Robert A. Rayne

AGENDA ITEM 3 – ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

The Board of Directors recommends that you vote "FOR" this proposal.

We are asking our shareholders to approve, on an advisory basis, the compensation of our named executive officers ("NEOs") pursuant to Section 14A of the Exchange Act, as disclosed in this Proxy Statement. While this vote is not binding on our Company, the results of the vote on this proposal will be carefully considered by the Board and the Compensation Committee when making future executive compensation decisions.

We urge you to carefully review the Compensation Discussion and Analysis, or "CD&A," section in this Proxy Statement, as well as the 2016 Summary Compensation Table, other compensation tables and related narrative discussion, for more information regarding the compensation of our NEOs. As described in those sections, our compensation program is designed and administered to:

- drive and reward strong business performance to create superior value for our shareholders;

- pay for performance, supporting key financial and strategic objectives;

- attract, retain and motivate individuals in key executive positions, while limiting non-performance based entitlements;

- ensure that performance-based compensation supports growth, while managing compensation risk; and

- encourage our executives to focus on both the short-term and long-term performance goals of the Company.

We believe the information in this Proxy Statement demonstrates the successful design and implementation of a compensation program that aligns shareholders' and management's interests. Accordingly, the Board of Directors recommends that shareholders approve the program by approving the following resolution:

"RESOLVED, that the shareholders of the Company approve, on an advisory basis, the compensation of the Company's named executive officers disclosed pursuant to Item 402 of Regulation S-K, including the Executive Compensation section of the Proxy Statement for the Company's 2017 Annual General Meeting of Shareholders, which includes the Compensation Discussion and Analysis, the 2016 Summary Compensation Table and other executive compensation tables and accompanying narrative discussion."

An ordinary resolution (i.e., a simple majority of the votes cast "For" or "Against,") is required to approve this proposal. If you properly give a proxy but do not indicate how you wish to vote, the persons named on the proxy card, or if you do not name your proxy or proxies, the Proxy Holders, will vote for the proposal.

AGENDA ITEM 4 – ADVISORY VOTE ON THE FREQUENCY OF THE VOTE ON EXECUTIVE COMPENSATION

The Board of Directors recommends that you vote "ONE YEAR" with respect to how frequently an advisory shareholder vote to approve the compensation of our named executive officers should be considered.

We are asking our shareholders to recommend, on an advisory basis, whether a vote to approve the compensation of our named executive officers should occur every one, two or three years, commonly referred to as a say-on-frequency resolution. While this vote is not binding on our Company, the results of the vote on this proposal will be carefully considered by the Board and the Compensation Committee when determining how often we submit a resolution to our shareholders regarding our compensation decisions for our NEOs.

The Board has determined that an advisory vote to approve executive compensation that occurs once every year is appropriate for the Company and its shareholders. In reaching this recommendation, the Board determined that holding an annual advisory vote to approve executive compensation enhances transparency and allows shareholders to provide direct annual feedback to the Company regarding the Company's compensation philosophy, policies and practices, and is consistent with the Company's policy of ongoing engagement and communication with shareholders.

An ordinary resolution (i.e., a simple majority of the votes cast for "ONE year," "TWO years," or "THREE years," in person or by proxy, provided a quorum is present) is required to approve this proposal. In the event no option receives a majority of the votes cast, the Board intends to adopt the option that receives the most votes. If you properly give a proxy but do not indicate how you wish to vote, the persons named on the proxy card, or if you do not name your proxy or proxies, the Proxy Holders, will vote "ONE year."

OUR EXECUTIVE OFFICERS

The following persons are our executive officers as of the date of this Proxy Statement. Each of our executive officers, other than Mr. Ruscev and Mr. Justus, is also a named executive officer, or "NEO." Mr. McCollum's biography is on page 8. None of the executive officers or directors has any family relationships with each other.

Name	Age	Position
Mark A. McCollum	58	President and Chief Executive Officer
Christoph Bausch	53	Executive Vice President and Chief Financial Officer
Mario Ruscev	60	Executive Vice President, President Product Lines and Chief Technology Officer
Christina M. Ibrahim	49	Executive Vice President, General Counsel and Corporate Secretary
Lance R. Marklinger	55	President—Global Sales
Frederico Justus	43	President—Region Operations
Douglas M. Mills	42	Vice President and Chief Accounting Officer

Christoph Bausch was appointed Executive Vice President and Chief Financial Officer in December 2016. Mr. Bausch joined the Company in May of 2016 as Controller–Product Lines. Prior to joining the Company, and since May of 2011, he served as Executive Vice President and Chief Financial officer of Archer Limited, an oilfield services company publicly traded in Norway on the Oslo Stock Exchange. Mr. Bausch has a degree (Diplom Kaufmann) from the University of Mannheim, Germany. Before he joined Archer Limited, Mr. Bausch served as a Global Finance Director of Transocean. Prior to that, he had a 20-year international career with Schlumberger, where he held a variety of senior financial positions in the United States, United Arab Emirates, France, Mexico, Venezuela, and Germany across a number of business segments covering operations, engineering, manufacturing, and supply chain.

Mario Ruscev was appointed Executive Vice President, President Product Lines and Chief Technology Officer in September 2016. Dr. Ruscev joined the Company in March 2016 as a corporate executive and senior officer. Dr. Ruscev has more than 30 years of global operations experience in the oilfield service and technology industries, including 23 years at Schlumberger Ltd. and, most recently, serving as Chief Technology Officer of Baker Hughes Incorporated. Prior to joining Baker Hughes, Dr. Ruscev served as Chief Executive Officer of Geotech Seismic Services and as Chief Executive Officer of FormFactor, a semiconductor testing equipment manufacturer that uses nanotechnology. Dr. Ruscev was a Director of the Global Carbon Capture and Storage Institute from October 2010 to October 2016 and holds a Doctorate in Nuclear Physics from Université Pierre et Marie Curie in Paris and a PhD in Nuclear Physics from Yale University.

Christina M. Ibrahim was appointed Executive Vice President, General Counsel and Corporate Secretary in May 2015. Ms. Ibrahim has over 20 years of legal experience primarily in the oilfield services industry. Prior to her appointment, Ms. Ibrahim held a number of senior leadership positions in the legal department of Halliburton Company, including, as Vice President, Chief Commercial Counsel and Corporate Secretary with responsibility for the global procurement, employment and real estate practice groups and oversight of mergers and acquisitions, securities, regulatory and governance practice groups. Ms. Ibrahim also served as General Counsel and Chief Compliance Officer for WellDynamics, a Halliburton and Shell joint venture company. Prior to joining Halliburton, Ms. Ibrahim was a litigation attorney with the law firm Wickliff & Hall, PC. She received her undergraduate degree in Business Management and Finance from Virginia Polytechnic Institute & State University and her Doctorate of Juris Prudence from Thurgood Marshall School of Law.

Lance R. Marklinger was appointed President — Global Sales in February of 2016. Prior to this appointment, he served as President — Eastern Hemisphere in January 2015 and before that, he served as Vice President–Well Construction and Completion. Mr. Marklinger joined the Company in January 2010 and was appointed Vice President–Russia Region in November 2010. Prior to joining Weatherford, Mr. Marklinger was employed by Schlumberger Ltd. from July 1983 to January 2010 in various management positions, including Vice President of Marketing of PetroAlliance, Vice President of Sales and Marketing US Land, and Operations Manager Russia. He is a graduate of the Southern Alberta Institute of Technology with an associate's degree in Petroleum Engineering.

Frederico Justus was appointed President — Region Operations in December of 2016. He joined the Company in 2010 and prior to this appointment, he served as Vice President of Middle East and Africa since May of 2015. Prior to joining the Company, Mr. Justus worked at Schlumberger Ltd. in multiple managerial roles in several countries. Mr. Justus holds a degree in mechanical and industrial engineering from the Universidade Tecnica Federal do Parana- UTFPR (Brazil).

Douglas M. Mills was appointed Vice President and Chief Accounting Officer in June 2013 and serves as the Company's principal accounting officer. Mr. Mills joined Weatherford in 2003 and served in various financial reporting capacities, including Vice President of Corporate Accounting since 2011, and filled other corporate and regional controller positions of increasing responsibility while at Weatherford. Mr. Mills has over five years of public accounting experience with the firms of Ernst & Young and Arthur Andersen. He is a certified public accountant and holds a M.P.A./B.B.A. from the University of Texas.

A MESSAGE FROM YOUR COMPENSATION COMMITTEE

To our Fellow Shareholders,
Amidst the economic challenges facing our industry since 2014, our leadership team implemented a multi-year transformation strategy to position Weatherford for success. We are proud of the discipline and focus demonstrated by our entire team in 2016, led by our executive leadership, in advancing our strategic goals despite challenging industry conditions. Weatherford today is operating more efficiently with an improved capital structure; cost savings initiatives to drive free cash flow and profitability; and optimization of talent across the organization, including our leadership team. The success of our transformative strategy is highlighted by the appointment of Mark A. McCollum as our new President and Chief Executive Officer, effective in April 2017. He joins three new executive officers that we recruited to Weatherford within the past three years. We look forward to the expertise and fresh perspectives this team will bring to Weatherford as we enter a new chapter.

The following discussion provides insight into key compensation decisions related to the transition of our long-term CEO, Dr. Bernard J. Duroc-Danner, and the appointment of our interim CEO, Mr. Krishna Shivram, as well as other actions impacting the compensation of our NEOs in 2016. Additional information is provided in the Compensation Discussion & Analysis ("CD&A") section of this Proxy Statement, which we encourage you to read in its entirety.

CEO COMPENSATION

In 2016, Dr. Duroc-Danner and Mr. Shivram each played a significant role in transitioning Weatherford toward our next chapter. Dr. Duroc-Danner was responsible for leading the transformation strategy and Mr. Shivram was tasked with keeping the team focused on continuing to improve our capital structure, maintaining disciplined cost management, and returning to our customer-centric roots. Given the influence of the CEO position with respect to these strategic priorities, we structured our compensation program for our CEOs in 2016 consistent with prior years with more than 75% of compensation at-risk.

ELEMENTS OF 2016 COMPENSATION

The following sets forth our key considerations in setting compensation components for our CEOs in 2016:

	Dr. Bernard J. Duroc-Danner	Mr. Krishna Shivram
	Chairman, President and CEO through November 2016	Interim CEO November 2016 – March 2017 (formerly Chief Financial Officer since 2013)
Strategic Role; Other Committee Considerations	Founder; nearly 30-year tenure at WFT increased market cap from $115 million to $5 billion; most recently implemented transformation strategy 2014-2016	Transitional CEO with vast industry experience, operational expertise and financial acumen; focused on continuing to reduce cost structure, heightened service quality and improving efficiency

Compensation Elements	Base Salary: $1,428,214
	Target Annual Incentive: 120% of base
	Target Long Term Equity: $8,000,000
	    Target Performance Share Units ("PSUs"): 50%
	    Restricted Share Units ("RSUs"): 50%
		Base Salary: $693,750 + $230,434 prorated supplemental quarterly cash payment for service as interim CEO
		Target Annual Incentive: 100% of base
		Short Term Incentive: $1.5 million
		Target Long Term Equity: $3,650,000
		    PSUs: 50%
		    RSUs: 50%

Key 2016 Decisions and Outcomes	• 10% decrease of 2016 base salary related to strategic cost reductions (mid-year decrease following seven consecutive years with no increase) • No annual cash incentive paid due to failure to achieve free cash flow threshold goal • Reduced the total value of the 2016 equity grant by 18% compared to the award made in January 15 due to challenging industry conditions • No vesting for 2016 of outstanding PSUs • Severance payments paid in accordance with contractual obligations • No discretionary payments in connection with departure from the Company	• 10% decrease of 2016 base salary (mid-year decrease prior to appointment as interim CEO) • In lieu of base salary increase, he received $400,000 supplemental quarterly payment, prorated for the time that Mr. Shivram served as interim CEO* • No annual cash incentive paid due to failure to achieve free cash flow threshold goal • No increase to value of long-term equity in connection with appointment to interim CEO role; rather, Mr. Shivram was granted a short-term bonus opportunity to be paid only upon achievement of short-term objectives related to near-term strategic priorities* • No vesting for 2016 of outstanding PSUs

* The supplemental payments and short-term bonus opportunity for Mr. Shivram served to retain and motivate Mr. Shivram during an uncertain period and were structured to avoid an increase in potential payments under his existing employment contract in the event of termination. For more information, see the discussion on page 29.

CONTRACTUAL PAYMENTS

In connection with the separation of Dr. Duroc-Danner in November 2016, we paid, or will pay, certain severance payments pursuant to the terms of his legacy employment and equity award agreements. Dr. Duroc-Danner's employment agreement included provisions in line with competitive market standards at the time it was entered into and significantly pre-dates the policy adopted by the Board in March 2015 when the Board determined that the Company would no longer enter into employment agreements with future executive officers. The amounts paid, or to be paid, to Dr. Duroc-Danner are included in the "All Other Compensation" column of the 2016 Summary Compensation Table and are described in detail in the CD&A. Amounts paid, or to be paid, to Mr. Shivram will be included in the Summary Compensation Table of our 2018 Proxy Statement. NEOs joining Weatherford after March 2015 do not have employment agreements, including Mr. Bausch, Mr. Ruscev, and Mrs. Ibrahim, as well as our new CEO, Mr. McCollum.

2016 PAY FOR PERFORMANCE ALIGNMENT

REDUCTION IN BASE SALARIES

In March 2016, in furtherance of our comprehensive cost reduction goals, we evaluated mid-year adjustments to base salaries. In light of the extreme client pricing pressures, lower activity and the continuing energy industry decline, we determined that a 10% reduction of all of our NEOs' base salaries was appropriate and necessary. These reductions were effective April 1, 2016, and continued until December 31, 2016.

NO PAYOUT OF ANNUAL CASH INCENTIVE COMPENSATION

The performance objectives under our Executive Non-Equity Incentive Compensation Plan (the "EICP") are carefully selected to drive performance toward our strategic goals for the year. In 2016, our NEOs' objectives were based on generating free cash flow, increasing market share (as determined using a comparative performance matrix), reducing the Company's support ratio and maintaining focus on safety. To emphasize the importance of driving free cash flow, achievement of $150 million of free cash flow was necessary prior to any amounts being paid pursuant to the EICP awards. Although the NEOs' other performance objectives generally were met on an individual basis, no amounts were paid due to the failure to achieve the threshold free cash flow goal.

NO VESTING OF PERFORMANCE SHARE UNITS

The performance share units (the "PSUs") granted to our NEOs in 2016 vest in three tranches over three years based on share price increases in each year of the three-year performance period over the baseline share price. The baseline share price for the 2016 PSUs was $9.12, which was the average of the closing share prices as of each trading day in December 2015. Given that our closing share price during each trading day in December 2016 averaged less than $9.12, the PSUs did not vest. The 2016 tranches under the 2014 and 2015 PSUs also did not vest because the share price average did not meet the goal established relative to the applicable baseline share price for each of the awards. This marked the sixth consecutive year that NEOs did not receive any value from granted PSUs.

REALIZED COMPENSATION SIGNIFICANTLY LESS THAN REPORTED COMPENSATION

Although we are satisfied with our strategic achievements positioning us for the future, our 2016 financial performance and stock performance still fell below our objectives. As a result, our NEOs did not realize any value from 2016 performance-based incentives. Further, over the past three years, our NEOs have experienced a significant pay differential between actual pay received and total compensation as reported in the 2016 Summary Compensation Table. Dr. Duroc-Danner's realized pay from 2014-2016 was 23% less than reported (including severance payments) and Mr. Shivram's realized pay from 2014-2016 was 64% less than reported. We believe this result emphasizes the pay-for-performance nature of our compensation structure, which is designed to align executive reward with shareholder value creation.

CONSIDERATION AND RESPONSE TO SHAREHOLDER FEEDBACK

We engage in regular and ongoing dialogue with our shareholders to gain valuable insights into the issues about which they care most. Since the 2016 annual general meeting, we spoke with our top 25 shareholders representing approximately 80% of shares outstanding. Our engagement with investors included representatives from Weatherford's management and several of these conversations also included members of the Board. Shareholder feedback on subjects including CEO succession planning, executive compensation, along with other matters, have been shared with us and we take these comments under advisement.

Since 2014, we have implemented the following changes to our compensation program, as well as disclosure enhancements throughout the CD&A:

- Reduced the target value of our CEO's 2016 equity award as compared to 2015

- Eliminated future employment agreements

- Increased the percentage of performance-based awards relative to total incentives

- Added a comparative peer performance metric to our annual cash incentive

- Changed our share price measurement date for our performance share units to a 30-day average

- Reviewed and expanded our peer group

In addition, we consider the results of the advisory vote on executive compensation at our annual general meeting. At our 2016 meeting, 70% of votes were cast in support of our executive compensation program. We continue to engage with our shareholders regarding executive compensation and other matters.

COMMITTEE ROTATION

We have committed to reviewing our Board composition in 2017, and to pursuing opportunities for refreshment. Consistent with this goal, we recently made changes to our Board committees. The new Chair of the Compensation Committee is Mr. Gass, replacing Mr. Macaulay, who was appointed Chairman of the Board in March 2017. Mr. Awad, who joined the Board in 2014, will be a new addition to the Compensation Committee, and Mr. Macaulay and Mr. Moses will rotate off.

COMPENSATION COMMITTEE REPORT

The Compensation Committee believes executive compensation should be based on performance, and Weatherford's executive pay program implements that belief. Our program is designed to hold our executives accountable for results and to reward them for achieving their targets. The Compensation Discussion and Analysis included above describes the Committee's decisions regarding our executives' compensation for 2016 and how those decisions support and implement our philosophy.

We have reviewed the Compensation Discussion and Analysis and discussed it with management and recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

As we transition to Weatherford's next chapter, we want to thank Dr. Duroc-Danner and Mr. Shivram for their many contributions.

John D. Gass   William E. Macaulay (Chair)   Robert K. Moses, Jr.   Guillermo Ortiz

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") is designed to provide shareholders with an understanding of our compensation philosophy, core principles, and decision making process. It explains the compensation-related actions taken with respect to our NEOs who are identified in the 2016 Summary Compensation Table. Details regarding the compensation we paid to the NEOs for 2016 are found in the tables and narrative which follows them.

References to "current NEOs" in this section refer to our NEOs as of December 31, 2016 and include Mr. Shivram but exclude Dr. Duroc-Danner and Mr. Branch, as they had already departed the Company and also exclude Mr. McCollum, who did not join the Company until April of 2017.

EXECUTIVE SUMMARY

COMPENSATION PRINCIPLES AND BEST PRACTICES

Our compensation program is designed to reward our NEOs for the achievement of strategic and operational goals and increases in shareholder value, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking. We believe our program supports these goals, avoids objectionable pay practices, and engages in sound governance practices with respect to executive compensation.

WHAT WE DO

✓ **Pay for Performance.** We pay annual cash bonuses to NEOs only on the achievement of pre-determined and measurable objectives that benefit our Company and shareholders. In 2016, we did not reach our minimum threshold performance objective and **no** cash bonuses were paid.

✓ **Share Ownership Guidelines.** Subject to a five year transition period, each of our NEOs must hold the equity equivalent in value of three times (or six times in the case of the CEO) their base salary.

✓ **Clawbacks.** We can recover performance-based compensation, both cash and equity, paid to executives but subsequently determined not to have been earned because financial results are restated, including if an officer has engaged in fraud, willful misconduct, or gross negligence that has directly caused or contributed to the need for a material restatement of our financial statements.

✓ **Double-Trigger Vesting.** The change of control provisions under our executives' employment or change of control agreements, as applicable, are "double-trigger" arrangements with respect to compensation other than equity awards.

✓ **Independent Compensation Committee and Compensation Consultant.** Only independent directors serve on the Compensation Committee. Additionally, the Compensation Committee engages an independent compensation consultant and meets with the consultant in executive sessions.

✓ **Annual Risk Assessment.** We conduct an annual comprehensive risk analysis of our executive compensation program with our independent compensation consultant to ensure that our program does not encourage inappropriate risk-taking. We also annually review a calculation of the shareholder value transfer and "burn rate" resulting from equity grants to ensure they are not excessive.

✓ **Reward Future Performance.** Annual restricted share unit and performance share unit awards vest over a three-year period and reward for sustained future performance rather than past behavior. Performance awards do not vest if our share price does not increase.

✓ **Peer Group Comparison.** We compare our executives' total compensation to a consistent peer group for market comparable data. We evaluate that peer group annually to ensure that it remains appropriate, and we add or remove peers only where clearly warranted.

WHAT WE DO NOT DO

X **Discretionary Bonuses.** We do not pay discretionary bonuses except in the case of extraordinary achievement or sign-on bonuses, other than to the interim CEO as described below.

X **Guaranteed Bonuses.** We do not pay guaranteed bonuses and we do not pay multi-year bonuses, other than to our interim CEO as described below.

X **Automatic Base Salary Increases.** Our NEOs base salaries are reviewed annually and are not automatically increased each year.

X **Tax Gross-Ups.** We do not provide tax gross-ups related to Section 280G or Section 409A of the Code.

X **Hedging Company Stock.** We prohibit our executives, as well as directors, from engaging in hedging or derivative transactions involving our shares.

X **Employment Agreements.** In March 2015, we stopped entering into new employment agreements with any existing or future executive officers.

CEO TRANSITION

In November of 2016, we announced the departure of Bernard J. Duroc-Danner, Chairman of the Board, President, and Chief Executive Officer. The Board is extremely grateful to Dr. Duroc-Danner for his leadership, vision, loyalty and the guidance provided to Weatherford and its predecessors for the past 30 years.

Mr. Krishna Shivram, the Company's then Chief Financial Officer, was named interim Chief Executive Officer until the Board concluded its CEO search. After conducting a thorough search and reviewing and interviewing numerous highly qualified internal and external candidates, the Board determined that Mr. Mark A. McCollum would be best suited for the role of President and Chief Executive Officer due to his significant industry experience, proven track record and leadership expertise. The Board is also grateful to Mr. Shivram for his leadership during the interim period and his prior service as Chief Financial Officer.

All discussions in this CD&A section referencing the former CEO are references to Dr. Duroc-Danner; references to the interim CEO are references to Mr. Shivram; and references to the CEO are references to Mr. McCollum.

2016 IN REVIEW

CHALLENGING INDUSTRY LANDSCAPE

On May 31, 2016, the U.S. rig count reached its lowest point in history with 404 rigs in operation. The international rig count reached its lowest historical point on October 31, 2016, with 920 rigs in operation. These numbers represent decreases of approximately 80% and approximately 30%, respectively, since December 2014, according to Baker Hughes Weekly Rig Count, a recognized industry source. By year-end 2016 — nearly two years since the beginning of the downturn — the oil and gas service sector experienced a 53% decrease in revenue and a 183% decline in pre-tax operating income, solidifying this down cycle as the worst economic period in the industry's history.







OUR RESULTS

We have strengthened our core, implemented cost efficiencies, improved our safety and service quality performance, strengthened our Board and corporate leadership talent bench and enhanced our corporate governance practices.

TRANSFORMED COST STRUCTURE	UPGRADED TALENT BENCH
IMPROVED CAPITAL STRUCTURE	RECORD-LEVEL SAFETY PERFORMANCE
LOWERED SUPPORT RATIO	IMPROVED SERVICE QUALITY PERFORMANCE

Source: Baker Hughes rig count, Company data
* Data includes 4 Service companies, 9 Contract drillers and 3 Equipment and Subsea Manufacturers
** Includes Rigs

COMPENSATION DECISIONS

We continuously strive to structure our executive compensation program to align pay with performance. In furtherance thereof, the Board and Company leadership took the following measures:



10%
REDUCTION IN
BASE SALARY
OF OUR NEOs AND
CORPORATE OFFICERS

$0
CASH BONUS
UNDER EXECUTIVE
INCENTIVE
COMPENSATION PLAN

$0
PAYOUT/VESTING
OF PERFORMANCE
SHARE UNITS

The 10% reductions were effective April 1, 2016 and continued through December 31, 2016; this was one small element of our cost savings initiatives.

The zero cash bonus was a result of not meeting our minimum free cash flow objective, as further described below, illustrating our dedication to pay (or not pay) for performance. The zero vesting on performance units was a result of continued weakness in our stock price.

KEY ELEMENTS OF EXECUTIVE COMPENSATION

Weatherford's compensation program is designed to reward executives for the achievement of strategic and operational goals as well as increased shareholder value. Our executive officers receive their maximum reward opportunity only if Weatherford performs exceptionally well, and our shareholders benefit from that performance. The primary elements of total compensation are base salary, annual non-equity (cash) incentives and long-term equity awards, consisting of both performance share units (PSUs) and restricted share units (RSUs). We also provide our NEOs certain retirement and benefit plans, as well as limited perquisites, which are described in detail under "Elements of our Executive Compensation Program" beginning on page 28. The following tables summarize the primary elements of our NEOs' compensation package.

Compensation Element	Objective	Key Features	Performance-Based
Base Salary	Provides regular income at reasonable, competitive levels, reflecting scope of responsibilities, job characteristics, leadership skills and experience	Reviewed annually and subject to adjustment based on individual performance, experience, leadership and market factors	No, but increases are not guaranteed
Annual Cash Incentive	Rewards contributions to the achievement of annual targets and individual performance; focuses attention on key operational, functional and financial measures	Compensation Committee establishes performance measures to align performance relative to goals, ultimately driving shareholder value	Yes, pays out based on achievement of measurable pre-established goals; will not pay out if goals are not met
Performance Share Units (Long-Term Equity Awards)	Correlates realized pay with increases in shareholder value in absolute terms over the long term	In periods of low shareholder return, executives realize little or no value; in periods of high shareholder return, executives may realize substantial value	Yes, pays out only based on increased shareholder value; may not vest depending upon shareholder return
Restricted Share Units (Long-Term Equity Awards)	Incentivizes management contributions to long-term increases in shareholder value; helps to retain executives in the competitive energy market	A portion of executive compensation is paid in equity, and value is realized based on future share price; provides a direct correlation of realized pay to changes in shareholder value	Yes, value increases or decreases in correlation to share price

PAY FOR PERFORMANCE

BASE SALARY

No increases to base salaries were made for our former CEO, interim CEO, or CFO from 2013 to 2016 and no NEO received a salary increase in 2016, other than Mr. Bausch in connection with his promotions to CFO. Additionally, while it is unusual for our Compensation Committee to make mid-year adjustments to base salaries, in light of the extreme client pricing pressures, lower activity and continuing energy industry decline, in March of 2016, all of our NEOs' base salaries were reduced by 10%, effective April 1, 2016, and the reduction continued until December 31, 2016.

LONG-TERM EQUITY AWARDS

We structure our executive compensation program to align pay with performance. For example, our average of the closing stock prices as of each trading day in December 2016 was $5.22. As this price did not exceed the performance goals under the terms of 2014, 2015 and 2016 performance awards for our executive officers, no shares were issued in settlement of the 1/3 tranche of performance share units awarded in 2014, 2015 and 2016 that were eligible to vest based on 2016 performance. As the Company has continued to be affected by the industry downturn, our current NEOs have not realized any value from performance share units awarded in 2014, 2015 and 2016, illustrating the Compensation Committee's rigorous focus on requiring improved performance. Additionally, in light of the economic environment in 2016, the total value of the 2016 equity awards granted by the Compensation Committee to our former CEO in January of 2016 decreased by approximately 18% compared to the award made in January 2015.

ANNUAL CASH INCENTIVES (NO PAYMENT IN 2016)

For 2016, the Committee evaluated the Company's ongoing performance and adopted metrics that were designed to reflect the Company's goals and focus on the key strategies and objectives. These metrics were used for the purposes of determining our NEO's non-equity (cash) incentive awards. However, it was also determined by the Compensation Committee a minimum free cash flow threshold of $150 million would need to be met before any cash bonuses were paid. While the NEOs achieved the metrics and individual objectives described starting on page 30, the Company did not achieve $150 million of free cash flow and, therefore, no cash bonus payments were made.

REPORTED AND REALIZED COMPENSATION

The chart below further illustrates our pay for performance of Mr. Shivram, our interim CEO. As shown, his total compensation, for the periods indicated, as set forth in the 2016 Summary Compensation Table of this Proxy Statement and prior proxy statements, is compared to the total amount of compensation realized by Mr. Shivram during such periods.

The realized compensation set forth below includes long-term incentive awards (restricted share units and performance share units), only to the extent they were "realized," i.e., to the extent they vested (or restrictions lapsed) during the years described. The realized value of vested stock is included based on the closing price on the date of vest, which, for our restricted share units, differs from value at the date of grant. The realized value of our performance share units is zero, because our performance share units did not vest based on not reaching performance targets included in such performance share units. Performance share units awarded to our interim CEO since 2014 have not paid out. This means that over the past three years neither our interim CEO nor any other NEO realized the total compensation reported in the 2016 Summary Compensation Table.

As shown below, for the period 2014 to 2016, the interim's CEO's total realized compensation was 64% lower than the amount presented in the 2016 Summary Compensation Table.



INTERIM CEO 2014-2016
REPORTED VS. REALIZED COMPENSATION

$13,771,605
Reported Compensation

~64% differential

$4,971,686
Realized Compensation

Reported Compensation is as set forth in the Summary Compensation Table in this Proxy Statement.

Realized Compensation includes long-term incentive awards (e.g., restricted share units and performance units), only to the extent they were "realized", i.e. to the extent they vested (or restrictions lapsed) during the years described. Value of vested stock is based on the closing price on the date of vest, which, for our long-term incentive awards, differs from the value at the date of grant. The 2014-2016 performance awards did not vest, and therefore the NEOs realized zero value for these awards. Additionally, current awards cycles (other than 2017 awards) are tracking below threshold.

SHAREHOLDER OUTREACH AND RESULTS

We engage in regular and ongoing dialogue with our shareholders to gain valuable insights into the issues about which they care most. During 2016, we spoke with our top 25 shareholders representing approximately 80% of shares outstanding. We are grateful for the voting support of our shareholders. We continue to engage in regular and ongoing dialogue regarding our performance and compensation decisions. Members of our executive management team, including our Chief Executive Officer, our Chief Financial Officer, our General Counsel and Corporate Secretary, and our Vice President of Investor Relations, Marketing and Communications, regularly meet (telephonically or in person) with shareholders and the results of our discussions are reported to the Board as well as to the applicable Committees, including our Compensation Committee.

COMPENSATION PHILOSOPHY AND OBJECTIVES

The Compensation Committee follows a pay for performance philosophy in our executive compensation structure. The Committee's objective is to provide compensation to our executive officers at a level and in a manner that is intended to maximize shareholder value and be market competitive. Additionally, the short-term and long-term interests of our executive officers should be aligned with those of our shareholders. Our programs are designed to:

- drive and reward strong business performance to create superior value for our shareholders;
- support key financial and strategic objectives through pay for performance;
- attract, retain and motivate individuals in key executive positions, while limiting non-performance based entitlements;
- ensure performance-based compensation supports growth, while managing compensation risk; and
- require our executives to focus on both the short-term and long-term performance goals of the Company.

For 2016, the Committee approved base salary, annual performance compensation, and long-term incentive compensation for each NEO that was intended to be competitive with our peer group. However, in setting the compensation of our NEOs, the Committee also took into consideration historical and individual circumstances. These include tenure and experience, individual performance, anticipated future contributions, retention factors, including apparent career alternatives for each individual, and the availability of comparable data for certain positions.

The Committee believes a majority of executive compensation should be "at risk" — that is, the ultimate, realized value of the compensation is tied to the Company's financial and equity performance. During periods when our financial performance meets or exceeds established objectives, we believe that NEOs should be rewarded under the incentive compensation programs for their efforts in achieving our goals. Likewise, when our performance does not meet the established goals, incentive compensation may be reduced or eliminated, as was the case in 2016.

ELEMENTS OF OUR EXECUTIVE COMPENSATION PROGRAM

Our compensation program is designed to reward our NEOs for the achievement of strategic and operational goals as well as increased shareholder value, while avoiding unnecessary or excessive risk-taking. Below is a detailed discussion and analysis of each component of our executive compensation for our NEOs for 2016. All information should be read in conjunction with our 2016 Summary Compensation Table on page 40.

For illustrative purposes, below is the compensation mix for our interim CEO and other NEOs, based on compensation information set forth in the 2016 Summary Compensation Table, however, the EICP (cash bonus) is shown pro forma, using a target bonus to more accurately illustrate the at risk component of compensation, as no cash bonus was paid but it was a potential portion of NEO compensation. Performance Share Units and Restricted Share Units are measured using the grant date fair value as set forth in the Grants of Plan-Based Awards table. "Other" as shown in the graphic for our interim CEO includes the supplemental payment made to our interim CEO for serving in such position as described on page 29.



2016 INTERIM CEO COMPENSATION MIX

Base Salary 14%
Other* 5%
At Risk or Performance Based 81%
With bonus at target
Performance Units 30%
Restricted Share Units 36%
Non-Equity (Cash) Incentive 15%

* Includes supplemental pay for serving as interim CEO

2016 OTHER NEO COMPENSATION MIX

Base Salary 16%
Other 11%
At Risk or Performance Based 73%
With bonus at target
Performance Units 22%
Restricted Share Units 36%
Non-Equity (Cash) Incentive 15%

Numbers are rounded to nearest whole number

BASE SALARY

Base salary provides a fixed level of compensation to the executive, representative of his or her skills, responsibilities and experience. Base salaries for our executive officers are reviewed annually. Proposed changes to base salaries are reviewed by the Compensation Committee following recommendations from the Chief Executive Officer (excluding his own base salary) and the Vice President of Human Resources. The Committee does not rely on predetermined formulas or criteria when evaluating executive base salaries, but considers comparable market data provided by its independent compensation consultant. The Committee also considers individual contributions, retention and succession planning concerns in setting base salaries. While it is unusual for our Compensation Committee to make mid-year adjustments to base salaries, in light of the extreme client pricing pressures, lower activity and continuing energy industry decline, in March of 2016, all of our NEOs' base salaries were reduced by 10%, effective April 1, 2016, and continuing until December 31, 2016.

The table below shows the annual base salaries of the current NEOs effective after adjustments for the applicable year. Where adjustments were made during the year or where an executive officer joined mid-year, these amounts are different than the actual amount paid for the entire year. See the 2016 Summary Compensation Table for the actual amounts paid. As noted above, base salaries for 2016 were set in the first quarter of 2016; however, all of our NEOs' 2016 base salaries were reduced by 10%, to the amount shown below, effective April 1, 2016.

Executive	2015 Salary	2016 Salary	2017 Salary
Mr. Shivram(a)	$750,000	$675,000	$750,000
Mr. Bausch(b)	–	$625,000	$625,000
Mrs. Ibrahim	$625,000	$562,500	$625,000
Mr. Marklinger	$450,000	$405,000	$450,000
Mr. Mills	$350,000	$315,000	$400,000

(a)   Mr. Shivram departed the Company on March 6, 2017.
(b)   Information for 2015 is not presented for Mr. Bausch, who joined the Company in 2016 and was promoted to Chief Financial Officer in December 2016. His salary was increased to the amount shown in December 2016.

Mr. Shivram's salary was determined when he joined the Company in November of 2013 based on market factors, his cross-functional experience, his extraordinarily relevant background and its importance to Weatherford during the Company's critical drive to core, cost, and cash, and value he was giving up at his previous employer. His salary was decreased in 2016 due to the industry downturn and restored in 2017. No increase was made for 2017.

Mr. Bausch's salary was determined when he was promoted to Executive Vice President and Chief Financial Officer of the Company in December of 2016 based on his elevation to chief financial officer, market factors, including a thorough evaluation of compensation information of our peers, his industry and financial experience and his background. No increase has been made for 2017.

Mrs. Ibrahim's salary was determined when she joined the Company in May of 2015 based on market factors, her significant leadership, legal and industry experience, the importance of the general counsel role to Weatherford, the departure of the prior general counsel, and the value Mrs. Ibrahim was giving up by leaving her previous employer. Her salary was decreased in 2016 due to the industry downturn and restored in 2017. No increase has been made for 2017.

Mr. Marklinger became an NEO in 2015 and Mr. Mills became a NEO in 2016. Each of their salaries was set based on market factors, new and increased responsibilities given to Mr. Marklinger in 2015 and to Mr. Mills in 2013, and the total personal contributions they have made to the Company. Their respective salaries were decreased in 2016 due to the industry downturn and restored in 2017. Mr. Marklinger's salary has not been increased in 2017. Mr. Mill's salary was increased in the first quarter of 2017 due to market factors and his significant contributions to the Company during 2016.

SIGN-ON BONUSES

While our Company does not have policy of paying sign-on bonuses, the Company will consider one-time sign-on bonuses to induce certain employees (including executives) to join the Company. No cash sign-on bonuses were paid to NEOs in 2016.

OTHER SUPPLEMENTAL PAYMENTS

In connection with his promotion to, and for acting as, interim Chief Executive Officer of the Company, the Compensation Committee approved a supplemental quarterly cash payment of $400,000, prorated from November 9, 2016, to Mr. Shivram for as long as he served as interim Chief Executive Officer. Mr. Shivram was also eligible for an additional performance bonus of up to $1.5 million, based on the successful achievement of certain measurable (non-discretionary) objectives during his service as interim Chief Executive Officer. These objectives include two separate successful equity raises of up to a certain dollar amount, a debt raise of up to $500 million, and certain actions related to the Company's pressure pumping leases. Each objective was given a 25% weight and payment will be made on June 6, 2017, i.e. 90-days after the Company's permanent CEO was named. Payment would have been forfeited if Mr. Shivram voluntarily terminated his employment prior to the Company's permanent CEO being named.

The payments of the supplemental quarterly cash payment were made through March 6, 2017. Payments were made in arrears at the end of the quarter, starting December 2016. Payment for the additional performance bonus was equal to $1,125,000 out of a possible $1,500,000 based on achievement of three of the four objectives and will be paid on June 6, 2017, along with payment of an additional $375,000 for his significant contributions to the Company during his interim service as CEO.

In deciding to provide Mr. Shivram with the foregoing additional compensation amounts, the Committee considered the following:

- Mr. Shivram's vast industry experience, operational expertise, and financial acumen;

- the need to compensate him during an uncertain period while the Board conducted a thorough CEO search;

- a focus on increased compensation, in-line with peer company chief executive officers, *without* an increase in potential retirement or severance benefits under his existing employment contract;

- ensuring that at least 50% of the additional compensation was tied to achievement of key and critical short-term objectives needed for the ongoing success of the Company, especially in light of the downturn and need to aggressively manage the Company's capital structure and provide the market with confidence following the CEO's departure;

- requiring payment of the additional bonus amounts only 90 days after the selection of a non-interim chief executive officer, thus allowing for a period of time to pass in the event he was not named chief executive officer and the Company requested he serve during a transition period to facilitate a smooth handover of responsibility.

ANNUAL CASH INCENTIVE COMPENSATION (NO PAYMENT IN 2016)

Our annual cash incentive compensation is generally structured to deliver payouts in line with market multiples when performance targets are achieved or exceeded. The Committee annually establishes the terms of any awards under our Executive Non-Equity Incentive Compensation Plan (the "EICP"), including the financial metrics and goals for each award, during the first quarter. While the EICP awards for NEOs are determined primarily based on predetermined formulaic financial metrics aligned with the Company's strategic and financial goals, an executive's individual performance or specific function and functional objectives may also be taken into account when the Committee establishes the performance metrics.

Set forth below is the description of the cash incentive component of executive pay; however, due to the failure to meet the primary minimum free cash flow objective, **no** cash bonuses were paid.

2016 TARGET GOALS

For each metric under the EICP, the Committee establishes objective goals at three levels: threshold, target, and superior, as further described below, and expressed as a percentage of base salary in effect at the end of the plan year, with a percentage determined for achievement of threshold, target, or superior level. If our results fall between the threshold and target goal levels or between the target and superior goal levels (other than for CPM awards (described on page 31)), the award payment will be determined by linear interpolation to derive the percentage of salary that will be paid in respect of such award.

	THRESHOLD	TARGET	SUPERIOR
	Threshold is the entry-level of performance under the EICP, established so that smaller awards will be earned for satisfactory performance short of target.	Target represents a strong, but achievable, level of performance that will increase shareholder value.	Superior represents an extraordinary level of performance that will substantially increase shareholder value.
Mr. Shivram and Mrs. Ibrahim	50%	100%	200%
Messrs. Marklinger and Mills	37.5%	75%	150%
Mr. Bausch	37.5%	75%	112.5%

Mr. Bausch was not eligible to participate in the EICP in 2016 but will be eligible to participate in 2017. He did, however, participate in the Company's Management Bonus Program ("MBP") which is further described on page 33. The amounts shown above represent Mr. Bausch's goals under the MBP.

Dr. Duroc-Danner's goals were 60%, 120%, 240%, for threshold, target and superior, respectively and Mr. Branch's goals were 37.5%, 75% and 150% for threshold, target and superior, respectively.

2016 OBJECTIVES AND METRICS

To set the objectives for 2016, the Committee evaluated the Company's ongoing performance, market conditions, and officer performance and adopted metrics to ensure all of the Company's key focus areas were included in the objectives for its executive officer group. The 2016 performance goals were designed to bring focus by the executive officers on the following strategies and plans:

- responding to the continued downturn in the oil and gas industry;

- responding to the massive contraction in activity and reduction in pricing, including cost cuts and market share gains and losses;

- the (then-expected) merger of Halliburton and Baker Hughes, and the general consolidation within the sector; and

- focusing on growth of international market share.

Key objectives arising from these strategies and set by the Committee were then set as follows:

- generating positive free cash flow;

- increasing market share, measured by improvement of the Company's performance (revenue and profitability) as compared to our key oilfield service company peers: Schlumberger, Halliburton, and Baker Hughes, or our "Significant Peers;"

- reducing the Company's support ratio (the number of non-revenue-generating employees to the number of revenue generating employees); and

- maintaining focus on safety, even in a continued downturn, as it is of utmost importance to our Company, our employees, and our clients.

The targets within the objectives are also tied to internal budgets and expectations and require incremental improvement and continued savings. The Committee believes the targets set were rigorous, appropriate for our market and the shifting industry landscape, and are at or above market expectations. However, of paramount importance to the Company was the objective of achieving free cash flow of $150 million. This objective would need to be met for any of the EICP (or MBP) cash amounts to be paid and be a significant component of the Company's pay for performance.

The objectives are summarized as follows:

	WEIGHT	SCORE RANGE	PERFORMANCE
Free Cash Flow (other than Mr. Bausch, described below)	35%	**Threshold**: $300 million	2015 Comparative: $129 million
		Target: $500 million	2016 Actual: Negative free cash flow
		Superior: $700 million	
Comparative Performance Matrix (CPM)	35%	**Threshold**: Score of 9	2015 Comparative: 9
		Target: Score of 7	2016 Actual: 11
		Superior: Score of 3	
Support Ratio (Messrs. Shivram and Marklinger) or Support Costs (Mrs. Ibrahim and Messrs. Bausch (under MBP) and. Mills)	10%	**Threshold**: 40%	2015 Comparative: 39%
		Target: 38%	2016 Actual: 35%
		Superior: 36%	See below regarding support costs
Individual Goals (All) and Safety (Messrs. Marklinger and Mr. Bausch (under MBP))	20%	See below	See below
PRIMARY MINIMUM OBJECTIVE: $150 million of Free Cash Flow			**Not met; NO payout**

Details for each objective are as follows:

Free Cash Flow (FCF). The Committee carefully reviewed past performance, the Company's outlook, strategy and enterprise goals and noted that in 2014 and 2015 the Company had not made free cash flow objectives. They determined the free cash flow metric was of significant importance to the Company's investors and generally viewed as a measure of financial success. In setting dollar thresholds, the Committee noted that achieving even the threshold in 2016 required an over $170 million improvement.

Specifically, "free cash flow" means net income from continuing operations before charges and credits, plus depreciation and amortization, plus or minus movement in working capital accounts (accounts receivable, inventories and accounts payable), minus capital expenditures. Acquisitions and divestitures and exceptional items such as government fines, large legal settlements and devaluations are excluded from the FCF calculation.

While Mr. Bausch was subject to the $150 million minimum free cash flow requirement, his cash flow metric, at 30%, was made of two different measurable objectives: "days to invoice" or DTI, at 15%, with threshold, target and superior set at a specific number of days that marked substantial improvement over prior years, and inventory reductions, i.e., reducing the percentage of outstanding inventory, at 15%, with certain dollar thresholds for threshold, target and superior. With respect to DTI, he achieved superior and with respect to inventory, he achieved target.

Comparative Performance Matrix (CPM). As in 2015, the Committee decided to use the CPM metric to measure performance improvement compared to Significant Peers as the Company continued to focus on capturing market share as an important part of strategic focus during the downturn. The CPM is included as a means of capturing growth not measured by a narrow focus on dollar targets.

Specifically, the CPM structure measures the year-over-year change in revenue, operating income and, as a new sub-component in 2016, free cash flow, in each case measured as a percentage change, for the Company and our Significant Peers. Revenue, free cash flow and operating income rankings from one (best achievement) to four (worst achievement) are summed to get a total CPM score, with the best being four (i.e. a "one" in each category) and the worst being a twelve (i.e. a "four" in each category). The Company scored a 11 for 2016, consisting of the lowest score of 4 in revenue and free cash flow, and a 3 in profitability.

As in prior years, the Committee determined the CPM should be a significant portion of the NEOs' objectives due to the extremely competitive environment among our peers and need to reward year-over-year performance improvements. While the Committee evaluates a larger group of peers when determining compensation for our NEOs, the Committee believes the Significant Peers are most relevant and appropriate competitors for measuring the 35% component of non-equity (cash) compensation and evaluating the Company's ability to capture market share. Our clients (whether independent or national oil companies), the financial sector, and our investor community are most interested in our performance against these Significant Peers. It is with these companies that Weatherford shares the greatest similarity in business purpose within the oilfield services sector, has the most similar client base and competes most fervently for talent. These Significant Peers are all integrated oilfield service companies with truly international footprints against which Weatherford's performance is measured by industry analysts. To include other companies outside of this Significant Peer group would include oil and gas operators and pure oil field manufacturers, against which our performance would be most difficult to measure accurately and with which we do not have the same symbiotic business purpose or strategic alignment. Measuring non-equity (cash) compensation against this Significant Peer group will be more rigorous than if we were to expand the population, especially given the Company's last-place standing in the CPM metric against the Significant Peers when this metric was implemented and only reaching the threshold score in 2015.

Support Ratio or Support Costs. For 2016, as in 2015, cost reductions continued to be a key focus in the downturn. Reductions in the support ratio (the number of non-revenue-generating employees to the number of revenue generating employees) was a key focus to continue aligning the organizational structure to substantially reduce overhead in all forms, rationalize support functions, eliminate duplicate staff, and de-layer the organization. For Mr. Shivram and Mr. Marklinger, the focus was on the ratio and decreasing versus increasing the support ratio. Achievement for 2016 was superior, as support ratios were reduced to 35%.

For Mrs. Ibrahim and Mr. Mills, each was charged with reducing functional spend for their particular area by a specific percentage compared to the prior year. Mrs. Ibrahim had threshold, target, and superior goals of 25%, 28%, and 40%, respectively, and Mr. Mills had threshold, target and superior goals of 15%, 20% and 32% respectively. Cost reductions came from headcount reductions, reduction of support structures, and reduction outside legal and consulting costs and were set at levels that were difficult to achieve. Mrs. Ibrahim ultimately achieved 23% and Mr. Mills achieved 11%.

For Mr. Bausch, under the MBP, his objective was tied to reduction of functional support spend in the global product lines and research and development. His threshold, target and superior goals were 16%, 21% and 26%, respectively. His achievement was between target and superior.

Individual Metrics. Functional objectives deemed important for each role were set for each NEO as described below.

- **Mr. Shivram.** The personal objectives of Mr. Shivram, as then-Chief Financial Officer of the Company, focused on successfully navigating a capital restructure of the Company. Due to the prolonged downturn and need for liquidity and to re-negotiate the Company's credit facility covenants, Mr. Shivram's threshold objective included a successful public offering; his target objective was the renegotiation of certain credit facility covenants; and his superior objective was a successful tender process for certain of the Company's outstanding senior notes. Mr. Shivram achieved these objectives at the superior level.

- **Mrs. Ibrahim.** Mrs. Ibrahim's personal objectives related to (i) the enhancement of the Company's enterprise risk management (ERM) program and (ii) a U.S. employee dispute resolution program. The threshold, target and superior metrics for the ERM program were set with specific details around review and revision of the program, an updated register and ranking of risks, and remediation and mitigation plans for the ERM program. Target was achieved. The threshold, target and superior metrics for the dispute resolution program were set at design, implementation, and a specified percent of manager training. Superior was achieved.

- **Mr. Marklinger**. Mr. Marklinger's personal objectives were 10% related to revenue and customer spend, with the threshold goal equal to no decrease in 2015, the target goal a 5% increase, and the superior goal a 10% increase. Given the downturn, these objectives were very challenging and Mr. Marklinger achieved a slight decrease, i.e. below threshold. Mr. Marklinger's personal objectives were also 10% related to safety. Given Mr. Marklinger' s role and the Company's constant strive to be an incident-free organization, with the utmost concern for the wellbeing of our employees, the Committee determined this was an appropriate objective. Safety is an integral part of our culture and how we (and our clients) measure ourselves. Mr. Marklinger's safety objective lost-time injury rate (LTIR) and preventable vehicle injury rate (PVIR) and the safety incentive is split equally (5% and 5%) between these two measures. Threshold goals were set at 0.09(LTIR)/0.33(PVIR), target goals were 0.08(LTIR)/0.32 (PVIR), and superior goals were 0.07(LTIR)/0.28 (PVIR). Superior scores of 0.07 and 0.23 were achieved.

- **Mr. Mills.** Mr. Mill's personal objectives related to an internal intercompany accounting project (10%) and creation of a financial manual and training (10%). The accounting project threshold, target and superior metrics were set at certain percentages of balances settled. Superior was achieved. The financial manual and training threshold, target, and superior metrics were set based on the number of modules completed and trained. Target was achieved.

- **Mr. Bausch.** Mr. Bausch's personal objectives under the MBP were 10% related to global product line non-productive time, with the threshold goal equal to 0.70%, the target goal equal to 0.68%, and the superior goal equal to 0.65%, an improvement of the prior year's score of 0.72%. A superior, at 0.63% was achieved. Mr. Bausch's safety objective lost-time injury rate (LTIR) and preventable vehicle injury rate (PVIR) and the safety incentive is split equally (5% and 5%) between these two measures. Threshold goals were set at 0.09(LTIR)/0.33(PVIR), target goals were 0.08(LTIR)/0.32 (PVIR), and superior goals were 0.07(LTIR)/0.28 (PVIR). Superior scores of 0.07 and 0.23 were achieved.

2016 – NO CASH BONUS PAYOUT

The formula for payout is set forth below. However, as the Company did not meet the minimum FCF objective, no payout was made to any executive officer under the EICP or Mr. Bausch under the MBP.

BASE SALARY	X	35% FCF METRIC 35% CPM METRIC 10% SUPPORT RATIO METRIC 20% INDIVIDUAL METRIC	X	ACHIEVEMENT (THRESHOLD, TARGET OR SUPERIOR)	=	TOTAL CASH PAYOUT

OTHER INFORMATION

Payment Timing. If the EICP had paid out, cash award payments under the EICP would have been made after the public release of our year-end financial results, and after determination of the award payments by the Committee. No award payment is made until the calculation of the payment award is approved by the Committee. Plan awards earned for a given year generally are paid in February or March of the following year. Awards are paid in cash in the currency in which the recipient is ordinarily paid.

Adjustments. In the event of unforeseen developments, the Committee may determine that modifying the EICP, the goals or the potential award payments would provide more appropriate incentives for executives. The Committee does not intend to exercise this discretion except in extraordinary circumstances and did not exercise this discretion in 2016. However, the Committee has reserved the right, in its sole discretion, to adjust the performance goals under the EICP to reflect, (1) a change in the business, operations, corporate or capital structure; (2) a change in the manner in which business is conducted; or (3) any other material change or event which will impact one or more performance goals in a manner the Committee did not intend.

Management Bonus Plan (MBP). In 2016, because Mr. Bausch was not a corporate officer, he participated in the Management Bonus Plan for certain management employees that are not corporate officers. This plan is available to approximately 10% of the Company's employees and is designed to incentivize and reward achievement of predefined financial and other key results. As a result, and due to the importance of the Company's objectives and need for alignment, the MBP objectives were and are historically very similar to the EICP plan. The Company has discretionary authority to amend, change, alter or discontinue the MBP at any time. Payments are made pro-rata for the number of days with the Company.

LONG-TERM EQUITY INCENTIVE COMPENSATION

Long-term equity incentives are designed to motivate management to enable the Company to achieve long-term performance improvements and serve to link a significant portion of compensation to shareholder returns. In March 2010, the Committee approved the 2010 Omnibus Incentive Plan (which was approved by our shareholders at our annual general meeting on June 23, 2010, and amended in 2012, 2014, and 2015), under which the Company may issue awards of long-term equity compensation from time to time consistent with the objectives and philosophy of our compensation programs. We generally grant long-term equity awards annually in the first quarter to incentivize future performance.

FORMS OF LONG-TERM INCENTIVES

Long-term incentive awards provide our NEOs with a benefit that increases only when the value of our shares increases, which aligns their interests with increasing shareholder value. Long-term incentives are equity-based and include restricted share units ("RSUs") and performance share units ("PSUs"). In determining the form or forms of award grants, the Committee considers, among other factors, the seniority of the officer and the ability of the officer to impact our success, as well as the appropriateness of a particular security to the individual executive.

- **RSUs** motivate our NEOs to strive for share price appreciation, as they are granted in an amount based on the closing share price on the date of grant, and the executive realizes value only when the units vest and the underlying shares are delivered. Except as provided below, RSUs generally vest in equal annual installments over a period of three years. Upon vesting, the holder of RSUs receives one ordinary share for each unit that vested. Holders of RSUs do not have voting rights or dividend participation rights until the underlying shares are delivered to them.

- **PSUs** have higher possible returns and also higher risk when compared to the various forms of awards available to the Committee to grant. PSUs provide an even stronger correlation to shareholder value, as they vest, if at all, as to a number of shares depending on achievement of specified performance targets. Except as provided below, PSUs vest over a specified period of time, as determined for each award. PSUs awarded in 2015 and 2016 vest in three equal installments over a three-year period. This vesting schedule was adopted in 2014 (and continued in 2015 and 2016) to alleviate drastic movements, or volatility, in stock price affecting abnormal payouts (high or low) based on a single, three-year stock performance measure. The Committee believes this will smooth out the stock price performance metric and any payouts that may occur through the vesting period of the PSUs. As a further improvement, the 2015, 2016, and 2017 PSU awards include a share price measurement period of each trading day in the month of December of the applicable calendar year which is used to set the stock price performance target and to determine the actual performance result.

With regard to vesting of RSUs and PSUs for each current NEO other than Mr. Bausch and Mrs. Ibrahim, if the holder's employment with the Company is terminated prior to the last vesting date due to the holder's death or "disability," by the holder for "good reason" or by the Company without "cause," the units that have not been forfeited to the Company will automatically vest. If the holder's employment is terminated for any other reason, any units with respect to which the forfeiture restrictions have not lapsed will be forfeited to the Company. With regard to vesting of RSUs and PSUs upon a change of control, any forfeiture restrictions that have not previously lapsed will lapse upon the occurrence of such event. See additional descriptions and definitions in "Other Generally Available Benefits and Other Compensation" on page 36.

DETERMINATION OF AGGREGATE VALUE OF AWARDS

In determining the total value of long-term incentive awards to be granted to each NEO, the Committee determines the award value as a nominal dollar amount in accordance with market data and considers, without giving particular weight to any specific factor, the position of the executive officer (both in terms of function and responsibilities), tenure, anticipated future contributions, and the long-term incentive compensation of similarly situated executives in our peer group. In determining the number of restricted or performance share units to award, the Committee looks to the closing share price as of the date of grant.

GRANTS IN 2016

In 2016, the Company continued to focus on navigating the continued downturn and lowering cost structure. In January 2016, the Committee awarded long-term equity incentives at the values below to our current NEOs, based on market comparisons, peer information, and the desire to retain and motivate qualified executives, especially during a continued industry downturn. The Committee believes this mix of awards set forth below aligns the executive's mix of long-term incentives with awards in our peer group and ties an additional portion of NEO performance to an increase in the Company's share price, the metric used to determine whether PSUs vest. The long-term equity incentive grants to our former CEO in 2016 were reduced by the Committee from 2015 total amounts to further address the then-current market environment.

Executive	2016 RSU Award(a)	2016 PSU Award(a)	**2016 Total Award**
Mr. Shivram	$1,825,000	$1,825,000	$3,650,000
Mr. Bausch(b)	–	–	–
Mrs. Ibrahim	$1,000,000	$1,000,000	$2,000,000
Mr. Marklinger	$1,000,000	$1,000,000	$2,000,000
Mr. Mills	$600,000	$600,000	$1,200,000
Dr. Duroc-Danner	$4,000,000	$4,000,000	$8,000,000
Mr. Branch	$1,000,000	$1,000,000	$2,000,000

(a) These values were used to calculate a number of units awarded based on the closing share price on the date of grant and may not correlate to the value presented in our 2016 Summary Compensation Table. The values of PSUs reflected in the table are based on a statistical option-value pricing model known as "Monte Carlo Valuation," which is used for accounting purposes. We encourage you to review the 2016 Summary Compensation Table and the subsequent tables.

(b) In June 2016, Mr. Bausch was given a sign-on award of 100,000 RSUs, with a grant date fair value of $671,000; in September 2016, Mr. Bausch was given a retention grant 30,000 RSUs with a grant date fair value of $188,700. Both RSU grants vest in equal annual installments over a period of three years. He was not granted any PSUs in 2016.

Vesting. The RSUs vest over three years, with 1/3 of the awarded RSUs vesting each year. The PSUs vest over three years, with 1/3 of the awarded number of units vesting (or if the baseline performance goal is not met, being forfeited) each year.

With respect to the PSUs, the Committee believes that providing for vesting based on three one-year performance periods versus a three-year performance period, best incentivizes executives over the long term, as only 1/3 of each grant vests in any given year. Additionally, each year's vesting of PSUs is calculated independently so that under-performance in any one year is not offset by over-performance in any other year.

The PSUs will be settled in ordinary shares issued under our 2010 Omnibus Incentive Plan, with the actual number of shares to be issued based on a multiple of each executive's targeted number of PSUs. At each vesting date, the number of shares to be issued will be based on the average of the closing share prices as of each trading day in December of each calendar year 2016, 2017 and 2018. The following table shows how the level of vesting will be calculated. The baseline share price or "BSP" is $9.12, which was the average of the closing share prices as of each trading day in December 2015.

Performance Goal	Conversion Percentage(a)	Average Company Share Price ($ per share) each trading day of December in the calendar year ending(b):		
		2016	2017	2018
Less than BSP ($9.12)	0%	<BSP	<BSP	<BSP
10% increase in Stock Price	0% to 50%	≥BSP and <1.10 * BSP	≥BSP and <1.21 * BSP	≥BSP and <1.33 * BSP
15% increase in Stock Price	50% to 100%	≥1.10 * BSP and <1.15 * BSP	≥1.21 * BSP and <1.32 * BSP	≥1.33 ≥BSP and <1.52 * BSP
20% increase in Stock Price	100% to 200%	≥1.15 * BSP and <1.20 * BSP	≥1.32 * BSP and <1.44 * BSP	≥1.52 ≥BSP and <1.73 * BSP

(a) Will be interpolated linearly for intermediate results within the share price range shown, up to a maximum of 200%.

(b) Multiplier shown to the nearest hundredth. The actual Company share price set forth in the award agreements will govern.

For the 2016 grants, if the Company's closing share price during each trading day of December of each calendar year 2016, 2017 and 2018 does not average above $9.12, which is the average of the closing share prices as of each trading day in December of 2015, then the PSUs provide no value to the NEOs, a situation which occurred in 2014, 2015, 2016, and 2017, resulting in a zero conversion percentage for the portion of the PSUs that could have been earned for performance in those years.

When setting the applicable share prices used in the performance goals set forth above, the Committee considered the Company's one-year price targets (as published by various third-party analysts), the cyclical nature of the oil and gas industry and current depressed stock prices in the industry, the volatility of the Company's share price, and the expected timeline for improvement of the Company's financial and operational performance.

The Committee continues to believe that linking the results of these long-term incentive awards to the Company's stock price is appropriate as this approach aligns the financial interests of the NEOs with those of the Company's shareholders.

OTHER SHARE GRANTS

Due to our suspension of the Executive Deferred Compensation Stock Ownership Plan ("EDC") in 2008 (see "Retirement Plans—Suspended Deferred Compensation Plan" below), and in order to continue to encourage equity ownership as well as to compensate participants for the loss of this benefit, we previously granted participants in the EDC, including Dr. Duroc-Danner, our former CEO, and Mr. Mills, quarterly grants of shares in an amount to approximate the benefits participants would have received had we not suspended the plan. The table entitled "Grants of Plan-Based Awards in 2016" reflects these grants and these grants are included in the 2016 Summary Compensation Table. We have discontinued further grants for the fiscal year 2017.

PERQUISITES

We provide our NEOs with limited perquisites and other personal benefits that we believe are reasonable and consistent with the practices of our peer group. Perquisites made available to our NEOs include an annual car allowance or the use of a company car and the payment of club dues. The amounts of these perquisites are shown in the 2016 Summary Compensation Table and the related footnotes.

EXPATRIATE BENEFITS

For our NEOs who are assigned to an international location outside of their home country or country of primary residence, we also provide reasonable and customary expatriate benefits, including relocation expenses, housing allowance and educational expenses for dependent children. The types and values of perquisites for each NEO are shown in the 2016 Summary Compensation Table and notes to that table beginning on page 40. Dr. Duroc-Danner had previously declined to accept a housing allowance or educational expenses in connection with his assignment to Switzerland.

We also provide NEOs who are on international assignment a benefit designed to absorb the additional tax burden resulting from their assignment. We believe these benefits are standard in our industry and generally apply to non-management expatriate employees as well. We believe the level of tax benefit provided is reasonable and not excessive. Further, we believe the cost to the Company of providing this benefit is reasonable in light of the benefits we receive in having our officers assigned outside their home country.

The tax policy provided to NEOs assigned to Geneva follows a hypothetical tax model in which a fixed amount of hypothetical tax is deducted from the executive's salary, bonus and equity income. The fixed hypothetical tax withholding is intended to be commensurate with a typical executive's effective home country tax rate and applies irrespective of whether the executives incur actual home country tax. Weatherford, in turn, pays income and social taxes on behalf of the executive to the extent required on company related income. NEOs are responsible for home country and Swiss tax on their personal income. Many companies use a "tax equalization" method, in which the expatriate's taxes are calculated based on what they would be in his or her home country if he or she were not on an international assignment, and the Company reimburses the expatriate for all taxes above that amount. However, we believe the hypothetical tax approach reduces the administrative burden and costs associated with management and application of the policy.

For our NEOs assigned to Switzerland, i.e., Mr. Marklinger, we generally deduct a 35% hypothetical tax, or for Mr. Bausch, 30% of his base salary and 35% for all other compensation. The effective result is that these officers pay a 35% flat tax (30% to 35% for Mr. Bausch) on every dollar of income with no deductions and no exemptions. In connection with their assignment to Switzerland, Mr. Bausch and Mr. Marklinger receive, and Dr. Duroc-Danner and Mr. Branch previously received, expatriate benefits.

SECTION 162(M) OF THE INTERNAL REVENUE CODE

The Committee considers the tax impact of our executive compensation programs. Section 162(m) of the Code, together with the regulations and official guidance promulgated thereunder, imposes a $1 million limitation on the deductibility of certain compensation paid to certain officers. As a multi-national Irish company (with Swiss tax residency), a significant amount of our executive compensation is not a U.S. tax expense, so the deduction limitation under Section 162(m) of the Code may have a reduced impact on the Company. The Committee may take into account the potential application of Section 162(m) of the Code on incentive compensation awards and other compensation decisions, and it may approve compensation that will not meet these requirements in order to ensure competitive levels of compensation for our executive officers.

RETIREMENT PLANS

DISCONTINUED EXECUTIVE RETIREMENT PLAN ("SERP")

Historically, we maintained supplemental executive retirement plans. No new participants have been admitted to the plans since 2006. The original plan was frozen in 2008, and the successor plan was frozen in 2010. Since this time, no additional benefits have accrued to the participants, other than de minimis interest accruals on cash balances which ceased after the 2010 conversion. The only remaining participant in the plan in 2016 was Dr. Duroc-Danner. In 2010, Dr. Duroc-Danner elected to convert his fully vested cash balance in the plan into approximately 4.4 million notional share units. He will receive these units in accordance with the terms of the SERP and 409A of the Code.

SUSPENDED DEFERRED COMPENSATION PLAN ("EDC")

We historically maintained the EDC for our executive officers and certain senior managers and key employees. We suspended the EDC in 2008 such that no new participants may join the plan, participants may not make compensation deferrals to the plan, and we do not make credits under the plan on behalf of participants. During 2012, the Committee elected to terminate this plan and make a partial distribution pursuant to it, resulting in the taxable distribution to participants of fully vested balances as of December 31, 2004. The Committee took this action to minimize the ongoing administrative burden of this suspended plan and in anticipation of higher 2013 personal income tax rates for most participants. In 2016, all participants in the plan were fully vested in their plan balances. In conjunction with our 2014 redomestication, the trustee for the trust sold the shares held in trust and the proceeds were used to settle the remaining obligations of the participants still employed by the Company on January 3, 2017 in accordance with the terms of the EDC. No further balances or obligations remain under the EDC other than those deferred in connection with Section 409A of the Code to participants who left the Company prior to December 31, 2016.

The values of the benefits in the EDC and the change in the value of those benefits is set forth under the heading "Nonqualified Deferred Compensation" on page 44.

OTHER GENERALLY AVAILABLE BENEFITS AND COMPENSATION

Our NEOs are eligible for additional Company-wide benefits on the same basis as other full-time employees. These include a 401(k) plan or other pension plan depending on their jurisdiction (e.g., Switzerland), accrued vacation pay, as well as health, medical and welfare programs. We also pay life insurance premiums on their behalf. Additionally, our NEOs are entitled to severance benefits under one of two types of agreements: an Executive Employment Agreement, which the Company stopped entering into as of March 15, 2015, or a Change in Control Agreement. These agreements are described below.

EXECUTIVE EMPLOYMENT AGREEMENTS

While we ceased entering into new employment agreements in 2015, three of our current NEOs (Messrs. Shivram, Marklinger and Mills) still have (or with respect to Mr. Shivram, had) employment agreements. Mr. Bausch and Mrs. Ibrahim do not have employment agreements. The employment agreements (the "Executive Employment Agreement") contain substantially the same material terms. Under the terms of each Executive Employment Agreement, if the Company terminates an executive's employment for any reason other than cause, if the executive terminates his employment for good reason or if the employment is terminated as a result of the executive's death or disability, the executive will be entitled to receive:

• a lump sum cash payment equal to three times (Mr. Shivram and Mr. Marklinger), two times (Mr. Mills), or one times (upon death, disability or the Company's non-renewal of the agreement) the sum of the annual base salary received by the executive as of the date of termination plus the target level annual bonus that would be payable for the fiscal year in which termination occurs;

• any accrued salary, annual target incentive cash compensation for the year of termination and vacation pay, pro-rated to the date of termination;

• continuation for three years (or one year upon death, disability or the Company's non-renewal of the agreement) of all dental and health benefits, provided the executive remains responsible for his monthly employee contribution; and

• reasonable outplacement services upon request for a period of up to six months beginning with the first full month after termination.

We agreed to pay legal fees and expenses reasonably incurred by the executive in any disputes regarding the Executive Employment Agreement, so long as the executive undertakes to reimburse the Company for those fees and expenses if the executive acts in bad faith in connection with the dispute. Benefits potentially payable to our NEOs under the Executive Employment Agreement are described in greater detail under "Potential Payments upon Termination or Change of Control" beginning on page 46.

Effective March 2015, the Company no longer enters into employment agreements with executive officers. As such, Mr. Bausch and Mrs. Ibrahim do not have employment agreements.

CHANGE IN CONTROL AGREEMENT

Mr. Bausch and Mrs. Ibrahim, as used in this section, the "executives," are each parties to a Change in Control Agreement (the "CIC Agreement"). The benefits provided to the executives in the event of a change of control of the Company are designed to allow them to assess takeover bids objectively and focus solely on the best interests of shareholders. In general, a change of control will occur if (i) another person becomes owner of 30% or more of the combined voting power of our stock, (ii) there is a change in a majority of the members of the then- incumbent Board, or (iii) our shareholders approve a merger with another entity in which our shareholders fail to own more than 50% of the combine voting power of the surviving entity.

The CIC Agreement has a term of two years, subject to automatic renewal for successive two-year periods if a change of control has not occurred, unless the Company provides notice of its intent not to renew the CIC Agreement. Under the terms of the CIC Agreement, if, during the term of the CIC Agreement, employment is terminated by the Company or its successor within 6 months preceding or at any time following a change of control of the Company, other than for "cause," or by the executive for "good reason," as those terms are defined in the agreement, they are entitled to receive:

• a lump sum cash payment equal to three times the sum of the highest base salary received in the preceding three years and the annual incentive cash compensation averaged over the preceding three years;

- any accrued salary, annual target incentive cash compensation for the year of termination and vacation pay, pro-rated to the date of termination;

- continuation for three years of all dental and health benefits, provided they remain responsible for the monthly employee contribution; and

- reasonable outplacement services upon request for a period of up to six months beginning with the first full month after termination.

Pursuant to the CIC Agreement, the executives are subject to a customary non-solicitation covenant that lasts during the period of employment and for one year thereafter.

Upon a change of control, the executive's equity awards will vest and any applicable forfeiture restrictions will lapse. We agree to pay legal fees and expenses reasonably incurred by the executive in any disputes regarding the change of control, provided that they agree to reimburse for those fees and expenses if they act in bad faith in connection with any dispute. Benefits potentially payable to the executives under CIC Agreements are described in greater detail under "Potential Payments upon Termination or Change of Control" beginning on page 46.

SEVERANCE AND TERMINATION BENEFITS

In the past, the Committee determined that offering severance benefits (which may be payable in the event of a qualifying termination of employment prior to or following a change of control) is beneficial in recruiting and retaining executives and also encourages the retention of our officers during the pendency of a potential change of control transaction or other organizational changes within the Company. Our severance benefits and protections are and were intended to provide for payment to the NEOs in the event their employment with the Company is involuntarily terminated without cause (including in case of death or disability) or they resign for good reason and to encourage the NEOs to continue employment in the event of a potential "change of control." The Committee believes that these benefits enhanced shareholder value and aligned our officers' interests with those of our shareholders.

In March 2015, the Board of Directors, on the recommendation of the Compensation Committee, determined that the Company will not enter into employment agreements with future executive officers; as such, neither Mrs. Ibrahim nor Mr. Bausch has an Employment Agreement. As described above, Mr. Bausch and Mrs. Ibrahim are each a party to a CIC Agreement.

The potential payments that each of our NEOs would have received if a termination of employment had occurred on December 31, 2016, are set forth under the section entitled "Potential Payments Upon Termination or Change of Control" beginning on page 46.

In connection with the separation of Dr. Duroc-Danner, our former Chairman, Chief Executive Officer and President, who left the Company effective November 9, 2016 and was party to a legacy employment agreement, the Company paid, or will pay, Dr. Duroc-Danner accrued vacation of CHF203,076, and an additional amount of CHF11,616,000 (representing three times the sum of base salary plus annual bonus calculated at a target level), plus interest at 3.5% per annum on amounts delayed from payment under 409A of the Code estimated at CHF254,070. Dr. Duroc-Danner also will receive cash in the amount of $778,867 (including $13,396 of interest) in connection with the distribution of his EDC balance and 4.4 million shares in connection with the distribution of the SERP. Further, in settlement of long-term equity-based incentive awards, Dr. Duroc-Danner received a gross distribution of 965,986 shares of the Company's stock with respect to RSUs. At the election of Dr. Duroc-Danner, shares were withheld to satisfy the minimum tax withholding requirements. The Company agreed to provide Dr. Duroc-Danner, upon request, with outplacement services, at a cost of up to $35,000. In addition, Dr. Duroc-Danner will receive lifetime medical benefits and taxes in excess of his hypothetical tax withholding will be paid on his behalf. All payments and benefits were paid, or will be paid, pursuant to the terms of Dr. Duroc-Danner's employment and equity award agreements.

In connection with the separation of Mr. Antony Branch, our former President-Regional Operations, who left the Company effective December 13, 2016 and was party to a legacy employment agreement, the Company paid Mr. Branch accrued vacation of $51,924 and an additional amount of $2,362,500 (representing three times the sum of base salary plus annual bonus calculated at a target level), plus interest at 3.5% per annum on amounts delayed from payment under 409A of the Code estimated at $32,069. Further, in settlement of long-term equity-based incentive awards, Mr. Branch received a gross distribution of 214,783 shares of the Company's stock with respect to RSUs. At the election of Mr. Branch, shares were withheld to satisfy the minimum tax withholding requirements. The Company agreed to provide Mr. Branch, upon request, with outplacement services, at a cost of up to $35,000. In addition, Mr. Branch will receive medical benefits for three years and taxes in excess of his hypothetical tax withholding will be paid on his behalf. All payments and benefits were paid, or will be paid, pursuant to the terms of Mr. Branch's employment and equity award agreements.

CLAWBACK POLICY

Our Weatherford International Executive Compensation Clawback Policy sets out the terms under which we may seek to recover performance-based compensation from our officers. The purpose of the policy is to enable the Company to recoup performance-based compensation that is paid but it is subsequently determined not to have been earned had such compensation been calculated on the basis of restated financial results, including if the Committee determines that an officer has engaged in fraud, willful misconduct or gross negligence that has caused or contributed to the need for a material restatement of our financial statements. The Company may recoup all annual and long-term incentives with features based on the Company's financial performance, whether paid in cash or equity.

FURTHER CONSIDERATIONS FOR SETTING EXECUTIVE COMPENSATION

OVERSIGHT OF OUR EXECUTIVE COMPENSATION PRACTICES

Our executive compensation program is administered by the Compensation Committee of the Board of Directors. The Committee currently consists of three directors: John D. Gass (Chair), Guillermo Ortiz, and Mohamed A. Awad. Currently, and at all times in 2016, all of the persons serving on the Committee were independent, as defined by the standards of the NYSE, and satisfied the qualification standards of section 162(m) of the Code and Section 16 of the Exchange Act. The members of the Committee draw upon a combination of their respective business experience, other board service and advice from our independent compensation consultant in order to keep themselves abreast of current trends and best practices in the area of executive compensation.

The Committee is responsible for, among other functions, reviewing and approving the total compensation for our NEOs consistent with the philosophy and objectives described above.

COMPENSATION CONSULTANTS AND INDEPENDENCE

As set forth in its charter, which can be found on our website, the Committee has the authority to retain and terminate compensation consultants to provide advice to the Committee. The Committee retained Longnecker & Associates ("Longnecker") in 2015 and a portion of 2016 to provide information, analyses, and advice regarding executive compensation. In the third quarter of 2016, the Committee decided to terminate the engagement of Longnecker and hired Meridian Compensation Partners ("Meridian") to provide support and guidance to the Company's compensation practices. The NYSE has adopted guidelines for compensation committees to consider when identifying Committee advisor independence. The Committee reviewed these guidelines and determined that both Longnecker and Meridian are independent consultants, and neither Longnecker nor Meridian performs services for the Company other than those related to executive and non-employee director compensation.

Our management communicates with Meridian and provides data to Meridian regarding our executive officers, but does not direct Meridian's activities. Meridian has not performed or provided compensation services in the past to our management.

MARKET ANALYSIS AND PEER GROUP

When considering our compensation practices and levels, the Committee has historically reviewed the compensation practices and levels of a peer group of publicly-traded energy service and exploration and production companies to determine market levels. There are a limited number of companies and potential peers available for us to use in determining an appropriate peer group. Additionally, in October of 2016, one of the largest of our peers, Baker Hughes announced its plans to be acquired by GE Oil & Gas.

In connection with the Committee's periodic review of the composition of our peer group to ensure that the companies in the group are relevant for comparative purposes, the Committee considered this merger, as well as a variety of other factors. In 2016, other than adjustments for the merger of Cameron International Corporation with Schlumberger Limited, no changes were made to the Company's peer group. In making the determination to maintain and reconfirm the Company's peer group, the Committee reviewed companies in the energy services industry, as well as companies in the broader and international public market with a similar scope of operations. As in prior years, weight was given to peer companies' (and proposed peer companies') revenues, assets, net income, market capitalization, enterprise value, and total shareholder return for one-, three- and five- year periods.

The Company's peer group is as follows: Apache Corp. (APA), Anadarko Petroleum Corporation (APC), Baker Hughes Incorporated (BHI), Dover Corporation (DOV), Devon Energy Corporation (DVN), EOG Resources, Inc. (EOG), Ensco plc (ESV), FMC Technologies Inc. (FTI), Halliburton Company (HAL), Hess Corporation (HES), Marathon Oil Corporation (MRO), Nabors Industries Ltd. (NBR), National Oilwell Varco, Inc. (NOV), Noble Corp plc (NE), Transocean Ltd. (RIG) and Schlumberger Limited (SLB). The Company's 2016 revenues were in the 52nd percentile of the 2016 peer group. The peer group was used to develop the market data and benchmarking materials provided to the Compensation Committee to assist with the 2016 compensation decision making process. While the Compensation Committee relies on the peer group analysis to provide market data and relevant trend information, it does not consider the peer group analysis as a substitute for its collective business judgment.

RISK ANALYSIS OF OUR COMPENSATION PROGRAMS

The Committee reviews our compensation plans and policies to ensure that they do not encourage unnecessary risk taking and instead encourage behaviors that support sustainable value creation. In 2016, the Committee, with the assistance of Longnecker and Meridian, reviewed the Company's compensation policies and practices for executive officers, and believes that our compensation programs are not reasonably likely to have a material adverse effect on the Company. We believe the following factors reduce the likelihood of excessive risk-taking:

- the program design provides a balanced mix of cash and equity, annual and long-term incentives, fixed and variable pay, and performance metrics;

- maximum payout levels for annual cash incentives are capped;

- the Committee has downward discretion over incentive program payouts;

- executive officers are subject to share ownership guidelines;

- compliance and ethical behaviors are integral factors considered in all performance assessments; and

- the Company has a clawback policy that covers performance-based compensation, whether paid in cash or equity.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As of the date hereof, the Compensation Committee's current members are Mr. Gass (Chair), Mr. Awad and Dr. Ortiz, all of whom are independent, non-employee directors. None of the current Compensation Committee members has served as an officer or employee of the Company.

EXECUTIVE COMPENSATION TABLES

The base salaries of the former CEO, the interim CEO, other NEOs and all corporate officers were reduced by 10% effective April 1, 2016 until December 31, 2016 as further described above.

2016 SUMMARY COMPENSATION TABLE

This table shows the total compensation paid for the years ended December 31, 2016, 2015 and 2014 to our NEOs, including Mr. Shivram who departed the Company in 2017. Except as noted below, information is not provided for any year in which an individual was not a NEO. Compensation paid to our former employees and NEOs, Dr. Duroc-Danner and Mr. Antony Branch, was paid in 2016 and 2017 following their 2016 departures and as required under their respective contractual agreements with Weatherford and is further described on page 37.

Name and Principal Position	Year	Salary ($)	Bonus ($)(h)(i)	Stock Awards ($)(j)	Non-Equity (Cash) Incentive($)(k)	Change in Pension Value and Nonqualified Compensation Earnings ($)(l)	Other Compensation ($)(m)	Total ($)
Krishna Shivram								
Chief Executive Officer and	2016	693,750	230,434	3,331,579	–	–	26,643	4,282,406
Chief Financial Officer(a)	2015	750,000	–	3,504,236	637,500	–	26,838	4,918,574
	2014	750,000	–	2,818,502	980,813	–	21,310	4,570,625
Bernard J. Duroc-Danner								
Former Chairman of the Board,	2016	1,428,214	–	7,804,881	–	–	22,194,608	31,427,703
President and Chief Executive	2015	1,840,398	–	10,072,694	1,799,880	–	2,005,880	15,718,852
Officer(b)	2014	1,920,708	–	8,263,857	2,911,012	–	1,831,435	14,927,012
Christoph Bausch	2016	308,216	–	859,700	–	–	381,725	1,549,641
Chief Financial Officer(c)								
Christina Ibrahim	2016	578,125	–	1,825,526	–	–	23,801	2,427,452
Executive Vice President, General	2015	416,667	150,000	1,451,000	534,889	–	8,920	2,561,476
Counsel and Secretary(d)								
Lance Marklinger	2016	416,250	–	1,825,526	–	–	596,469	2,838,245
President, Global Sales(e)	2015	445,166	–	1,585,593	286,875	–	718,875	3,036,509
Douglas M. Mills	2016	323,750	–	1,179,048	–	–	28,026	1,530,824
Vice President and Chief	2015	350,000	–	1,244,582	255,938	–	28,076	1,878,596
Accounting Officer(f)	2014	347,317	–	1,034,651	251,409	–	26,905	1,660,282
Antony Branch	2016	396,466	–	1,825,526	–	–	5,751,330	7,973,322
Former President, Regional	2015	445,166	–	1,585,593	286,875	–	1,279,242	3,596,876
Operations(e)(g)								

(a) Mr. Shivram, our interim CEO as of December 31, 2016, departed the Company in March 2017 upon the appointment of Mr. Mark A. McCollum as CEO.

(b) Dr. Duroc-Danner left the Company on November 9, 2016. His salary for 2014 and 2015 was CHF 1,760,000. The change in value reflected above relates to changes in the USD-CHF exchange rate. His annual salary for 2016 was CHF 1,584,000 and the amount paid through his departure date was CHF 1,406,483. Amounts shown in table represent the CHF salary translated to USD at the rate on the respective dates of payment.

(c) Mr. Bausch joined the Company in May 2016 and was promoted to Chief Financial Officer in December 2016.

(d) Mrs. Ibrahim joined the Company in May 2015.

(e) Mr. Branch's salary was, and Mr. Marklinger's salary is, denominated and paid in USD. There are some perquisites, however, that are denominated in CHF and have been translated to USD at the rate on the respective dates of payment.

(f) Mr. Mills was not an NEO in 2015; however, his compensation is shown for 2015.

(g) Mr. Branch left the Company in December 2016.

(h) Mrs. Ibrahim was given a one-time sign-on cash (make-whole) payment when she joined the Company in 2015 to replace the value of bonuses and unvested equity being forfeited at her previous employer.

(i) In connection with his promotion to, and for acting as, interim Chief Executive Officer of the Company, the Compensation Committee approved a supplemental quarterly cash payment of $400,000, prorated from November 9, 2016, to Mr. Shivram for as long as he served as interim Chief Executive Officer. The payments were made through his departure date in March 2017. See "Severance and Termination Benefits" on page 37 for details.

(j) Assumptions used in the calculation of these amounts are included in Note 18 (Share- Based Compensation) to the audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2016. For the PSUs granted during 2016, the value of the award at the grant date, assuming that the highest level of performance conditions will be achieved, are set forth below. No PSUs were granted to Mr. Bausch. For additional information regarding our 2016 grants, please see page 42 of this Proxy Statement.

Executive	Maximum Payout ($)
Shivram	$3,650,000
Duroc-Danner	$8,000,000
Bausch	–
Ibrahim	$2,000,000
Marklinger	$2,000,000
Mills	$1,200,000
Branch	$2,000,000

(k) Each of our NEOs, other than Mr. Bausch, is eligible to participate in our EICP. As described above, under "Annual Cash Incentive Compensation," of the CD&A section of this Proxy Statement, because the Company did not meet the minimum free cash flow objective in 2016, no payout was made under this plan to any NEO who participated in the plan. In 2016, Mr. Bausch was eligible to participate in the Weatherford Management Bonus Program ("MBP"). Like the EICP, the MBP had a minimum free cash flow objective that was not met, so no payout was made to Mr. Bausch. Amounts paid for 2015 and 2014 are described in our previous proxy statements and were paid in 2016 and 2015, respectively, but were earned by each NEO for performance in the 2015 and 2014 fiscal years, respectively. Amounts for 2014 and 2015 denominated in a currency other than USD were converted to USD using the appropriate foreign exchange rate as of the applicable payment dates.

(l) Dr. Duroc-Danner's accumulated benefit in the SERP decreased by $48 million in conjunction with his separation from the Company and the revaluation of the benefit to the present value of the underlying shares as of December 31, 2016. The actuarial present value of his lump sum benefit to be distributed in 2017 is included in the "Pension Benefits" table on page 44.

(m) All Other Compensation for 2016 consists of the following:

	Car/Car Allowance ($)	Club Membership Dues ($)	Matching Contributions under 401(k) and Other Contribution Plans ($)(1)	Life Insurance Premiums ($)	Expatriate				Termination Pay ($)(4)
					Relocation & Geographic Differential ($)	Housing, Schooling and Other ($)	Net Taxes Paid ($)(2)	Future Net Taxes ($)(3)	
Shivram	10,800	1,677	10,600	3,566	–				
Duroc-Danner	2,650	6,082	35,179	3,708	499,874	37,228	(701,526)	10,600,426	11,710,987
Bausch	9,167		20,834	1,124	102,043	138,260	110,297		
Ibrahim	10,800		10,600	2,401	–				
Marklinger	18,195		37,289	1,684	187,313	211,636	140,352		
Mills	10,800	5,503	10,600	1,123	–				
Branch	17,257		27,486	1,546	178,414	210,416	453,450	2,363,468	2,499,293

(1) Each of Dr. Duroc-Danner and Mr. Branch were, and Messrs. Marklinger and Bausch are, participants in the Weatherford International Swiss Pension Plan. All other individuals are participants in the U.S. 401(k) plan. Amounts shown represent Company contributions to those plans.

(2) Net Taxes Paid represents the difference between cash taxes paid on behalf of the executive during the year and amounts withheld from the executive's compensation for taxes during the year. Taxes paid by the Company to a taxing authority in 2016 with respect to taxes on income earned in previous years are shown in 2016.

(3) Future net taxes represents the difference between estimated taxes to be paid on behalf of the executive in 2017 and beyond and amounts to be withheld from the executive as a result of amounts earned during employment.

(4) For details of termination pay, see "Severance and Termination Benefits" on page 37 of this Proxy Statement.

GRANTS OF PLAN-BASED AWARDS

The following table provides information regarding plan-based awards granted in 2016 to the NEOs.

Name	Grant Date	Estimated Future Payouts Under Non-Equity (Cash) Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock (#)	Grant Date Fair Value of Share Awards ($)(2)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Krishna Shivram	Jan.18(1)	375,000	750,000	1,500,000					
	Jan.18(4)(5)				147,415	294,830	589,660		1,506,581
	Jan.18(5)							294,830	1,824,998
	Dec.13(6)		1,500,000						
Bernard J. Duroc-Danner	Jan.8(3)							6,638	46,267
	Jan.18(1)	1,053,877	2,107,754	4,215,509					
	Jan.18(4)(5)				323,102	646,204	1,292,408		3,302,102
	Jan.18(5)							646,204	4,000,003
	April 7(3)							49,829	343,322
	July 8(3)							9,325	49,982
	Oct. 7(3)							10,731	63,205
Christoph Bausch	May 2(8)	113,063	226,125	339,188					
	June 7(7)							100,000	671,000
	Sep.8(7)							30,000	188,700
Christina Ibrahim	Jan.18(1)	312,500	625,000	1,250,000					
	Jan.18(4)(5)				80,776	161,551	323,102		825,526
	Jan.18(5)							161,551	1,000,000
Lance Marklinger	Jan.18(1)	168,750	337,500	675,000					
	Jan.18(4)(5)				80,776	161,551	323,102		825,526
	Jan.18(5)							161,551	1,000,000
Douglas M. Mills	Jan.8(3)							1,317	9,180
	Jan.18(1)	131,250	262,500	525,000					
	Jan.18(4)(5)				48,466	96,931	193,862		495,317
	Jan.18(5)							96,931	600,003
	April 7(3)							7,632	52,585
	July 8(3)							1,812	9,712
	Oct. 7(3)							2,080	12,251
Antony Branch	Jan.18(1)	168,750	337,500	675,000					
	Jan.18(4)(5)				80,776	161,551	323,102		825,526
	Jan.18(5)							161,551	1,000,000

(1) Other than for Mr. Bausch, represents potential payments for the year ended December 31, 2016 under the terms of the Weatherford International Executive Non-Equity Incentive Compensation Plan ("EICP"). See "Elements of Our Executive Compensation Program-Annual Cash Incentive Compensation" in the CD&A section of this Proxy Statement for more information including specific payments for 2016. Mr. Bausch did not join the Company until May of 2016 and he was not eligible to participate in the EICP; however he did participate in the Company's MBP, described on page 33.

(2) The grant date fair value of each of the awards was based on the Company's closing share price on the date of the grant for restricted share unit awards and, for performance share unit awards, a calculated fair value derived using a Monte Carlo valuation model, in accordance with FASB ASC Topic 718. See Note 18 (Share-Based Compensation) to the audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2016, for details as to the assumptions used to determine the fair value of equity awards. Restricted share unit awards and performance share unit awards were granted under the terms of the 2010 Omnibus Incentive Plan, as amended.

(3) Represents a grant of ordinary shares approximating the benefit that would have been received under the Company's Executive Deferred Compensation Plan that was suspended in 2008.

(4) The amounts shown represent the aggregate threshold, target, and maximum payment levels with respect to the grant of performance share units tied to share price increase over the performance period. The number of shares shown in the "Threshold" column represents 50% of the number of performance share units granted. The number of shares shown in the "Target" column reflects a payout of 100% of the number of performance share units granted. The number of shares shown in the "Maximum" column reflects the highest possible payout of 200% of the number of performance share units granted. The number of shares earned will be determined by linear interpolation if the performance goal (i.e., an increase in share price) is higher or lower than threshold, target, or maximum, up to the maximum number of shares shown in the "Maximum" column.

(5) Performance share units and restricted share units granted on January 18, 2016, vest in equal annual installments over a period of three years.

(6) Mr. Shivram was eligible for an additional performance bonus of up to $1.5 million, based on the successful achievement of certain measurable (non-discretionary) objectives during his service as interim Chief Executive Officer. These objectives include two separate successful equity raises of up to a certain dollar amount, a debt raise of up to $500 million, and certain actions related to the Company's pressure pumping leases. See "Elements of Our Executive Compensation Program – Other Supplemental Compensation" in the CD&A section of this Proxy Statement for more information.

(7) Restricted share units vest in equal annual installments over a period of three years.

(8) Represents potential payments for the year ended December 31, 2016 under the terms of the Weatherford MBP. See "Elements of Our Executive Compensation Program–Annual Cash Incentive Compensation" in the CD&A section of this Proxy Statement for more information.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2016

The following table provides information about the number of outstanding equity awards held by our NEOs at December 31, 2016.

	Option Awards			Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable(#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units That Have Not Vested (#)	Market Value of Shares or Units That Have Not Vested($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#)(1)	Equity Incentive Plan Awards Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)(1)
Krishna Shivram				30,713(2)	153,258		
				89,206(3)	445,138		
				294,830(4)	1,471,202		
						15,357(5)	76,631
						63,931(6)	319,016
						147,415(7)	735,601
Bernard J. Duroc-Danner				–	–	–	–
Christoph Bausch				30,000(8)	149,700		
				100,000(9)	499,000		
Christina M. Ibrahim				66,666(10)	332,663		
				161,551(4)	806,139		
						80,776(7)	403,072
Lance R. Marklinger				11,642(2)	58,094		
				41,629(3)	207,729		
				161,551(4)	806,139		
						5,821(5)	29,047
						28,249(6)	140,963
						80,776(7)	403,072
Douglas M. Mills				10,255(2)	51,172		
				29,735(3)	148,378		
				96,931(4)	483,686		
						5,128(5)	25,589
						20,815(6)	103,867
						48,466(7)	241,845
Antony Branch				–	–	–	–

(1) For performance share units, the number of shares or units reported and the payout value reported are based on achieving the threshold performance level, which is 50% of the performance share units granted.

(2) Restricted share units vested on February 27, 2017.

(3) Restricted share units vested/vest in equal increments on each of January 27, 2017 and 2018.

(4) Restricted share units vested/vest in equal increments on each of January 18, 2017, 2018 and 2019.

(5) Performance share units were eligible to vest on February 27, 2017, subject to the attainment of applicable performance objectives. No performance share units vested on February 27, 2017 because performance objectives were not met.

(6) Performance share units were/are eligible to vest in equal increments on each of January 27, 2017 and 2018, subject to the attainment of applicable performance objectives. No performance share units vested on January 27, 2017 because performance objectives were not met.

(7) Performance share units were/are eligible to vest in equal increments on each of January 18, 2017, 2018 and 2019, subject to the attainment of applicable performance objectives. No performance share units vested on January 18, 2017 because performance objectives were not met.

(8) Restricted share units vest in equal increments on each of September 8, 2017, 2018 and 2019.

(9) Restricted share units vest in equal increments on each of June 7, 2017, 2018 and 2019.

(10) Restricted share units vest in equal increments on each of May 4, 2017 and 2018.

OPTION EXERCISES AND SHARES VESTED IN 2016

The following table provides information about option awards and stock awards that vested, and the value realized on exercise and vesting by our NEOs during 2016.

Name	Option Awards		Share Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)	Number of Shares/Units Acquired on Vesting (#)	Value Realized On Vesting ($)(a)
Krishna Shivram	–	–	75,315	464,650
Bernard J. Duroc-Danner(b)	–	–	1,243,351	6,629,746
Christoph Bausch	–	–	–	–
Christina M. Ibrahim	–	–	33,334	249,338
Lance R. Marklinger	–	–	68,205	432,872
Douglas M. Mills	–	–	57,964	354,625
Antony Branch(c)	–	–	287,949	1,690,184

(a) Calculated by multiplying the number of ordinary shares by the market value of the underlying shares on the date of vesting.

(b) Dr. Duroc-Danner left the Company in November 2016. In connection with the termination of his employment with the Company and pursuant to the terms of his employment agreement, Dr. Duroc-Danner received a gross distribution of 965,986 shares of the Company's stock with respect to RSUs.

(c) Mr. Branch left the Company in December 2016. In connection with the termination of his employment with the Company and pursuant to the terms of his employment agreement with the Company, Mr. Branch received a gross distribution of 214,783 shares of the Company's stock with respect to RSUs.

PENSION BENEFITS

The following table and the information below it contain information regarding the SERP at December 31, 2016. Of our NEOs, only Dr. Duroc-Danner participated in the SERP. As described in the CD&A section in this Proxy Statement, the SERP has been discontinued, and further benefit accruals under the SERP were frozen effective March 31, 2010. In May 2010, Dr. Duroc-Danner elected to convert his accrued pension benefit into approximately 4.4 million notional share units. Therefore, the actual benefit to be paid to Dr. Duroc-Danner is 4.4 million shares at the value on the distribution date. The actuarial value of the retirement benefit as of December 31, 2016 (using the same assumptions used for financial reporting purposes, with the exception of retirement age) is as follows:

Name	Actuarial Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
Bernard J. Duroc-Danner	21,869,417	–

(1) In conjunction with the departure of Dr. Duroc-Danner, he will receive his retirement benefit in shares to be distributed in 2017. The value above reflects the value of those shares as of December 31, 2016 and represents the value used for financial reporting purposes. The retirement benefit will be revalued based on the current share price at distribution but the number of shares to be distributed remains the same.

For more information on our retirement plans and the values thereof, see "Retirement Plans" on page 35 of this Proxy Statement.

NONQUALIFIED DEFERRED COMPENSATION

We suspended the EDC in 2008 because of uncertainties concerning the application of Code Section 457, and no further benefits have accrued to participants since that time. Following the suspension, in May of 2012 we terminated the EDC. As a result of the termination, participants who had accrued benefits under the EDC prior to December 31, 2004, including Dr. Duroc-Danner, received a partial distribution of shares in May 2012 in respect of their accrued benefits. All remaining amounts in the EDC were paid in cash to participants still employed with the Company on January 3, 2017. Prior to payment, all participants in the EDC were fully vested in their plan balances.

The following table and the information below it contain information regarding the NEOs who were participants under our deferred compensation plans in 2016.

Name	Executive Contributions in 2016 ($)(1)	Registrant Contributions in 2016 ($)(1)	Aggregate Earnings in 2016 ($)(2)	Aggregate Withdrawals/ Distributions ($)(3)	Aggregate Balance at 12/31/2016 ($)
Bernard J. Duroc-Danner	–	–	(503,760)	(765,471)	–
Douglas M. Mills	–	–	(25,653)	–	37,650

(1) The EDC was suspended in 2008, there were no executive or Company contributions made during 2016, and, as a result, no corresponding amounts reported in the 2016 Summary Compensation Table.

(2) Amounts represent share price appreciation (depreciation) based on normal share price fluctuation as experienced by all Company shareholders.

(3) Dr. Duroc-Danner left the Company in November of 2016, however, the distribution shown above is deferred until May 2017 in connection with Section 409A of the Code.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The following table lists the compensation and benefits that Weatherford would provide to our current NEOs in various scenarios involving a termination of employment or upon a change of control, other than compensation and benefits generally available to salaried employees. As described on page 36 in this Proxy Statement, all of our NEOs other than Mr. Bausch and Mrs. Ibrahim have employment agreements. Mr. Bausch and Mrs. Ibrahim do not have an employment agreement but do have a Change In Control Agreement ("CIC Agreement"). In addition, Mr. Shivram departed the Company in March 2017 and was paid the amounts due and described below under "Termination without Cause or with Good Reason."

	Termination / Change of Control Scenarios						
Compensation Elements	Retirement, Resignation, or Termination with Cause(1)	Death or Disability(2)		Termination without Cause or with Good Reason(3)		Change of Control without Termination of Employment(4)	Change of Control with Termination of Employment without Cause or Good Reason(4)
	All NEOs	Mr. Bausch and Mrs. Ibrahim	NEOs other than Mr. Bausch and Mrs. Ibrahim	Mr. Bausch and Mrs. Ibrahim	NEOs other than Mr. Bausch and Mrs. Ibrahim	All NEOs	All NEOs
Base Salary	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately	Continues	Ceases immediately
Cash Severance	None	None(5)	1x (salary plus target annual cash incentive)	None	3x (salary plus target annual cash incentive)(6)	None	3x (salary plus target/ average annual cash incentive)(7)
Annual Cash Incentive Compensation	Forfeited	None	Prorated for the year and subject to actual performance	Forfeited	Prorated for the year and subject to actual performance	None	Prorated for the year and subject to actual performance
Restricted Share Units	Forfeited	Awards immediately vest	Awards immediately vest	Forfeited	Awards immediately vest	Awards immediately vest	Awards immediately vest
Performance Share units	Forfeited	Awards immediately vest	Awards immediately vest	Forfeited	Awards immediately vest	Awards immediately vest(8)	Awards immediately vest (8)
Pension Benefits / Nonqualified Deferred Compensation(9)	Immediately distributed per plan	None	Immediately distributed per plan	None	Immediately distributed per plan	Immediately distributed per plan, unless plan assumed	Immediately distributed per plan
Health, Welfare and Other Benefits(10)(11)	None	None (5)	1 year continued dental/health coverage; legal fees, upon dispute	None	Outplacement services provided; 3 years continued dental/health coverage; legal fees, upon dispute	Continue	Outplacement services provided; 3 years continued dental/ health coverage; legal fees, upon dispute

(1)   No special or additional payments are payable to any of the NEOs under an Executive Employment Agreement, CIC Agreement or otherwise in the event of termination of employment by way of retirement, resignation or termination for "cause."

(2)   Under each Executive Employment Agreement, "disability" is defined as the absence of the NEO from his duties on a substantial basis for 120 calendar days as a result of incapacity due to physical or mental illness. If we determine that a NEO is disabled, he has 30 days from the date of our notice of intent to terminate employment by reason of disability to return to full-time performance of his duties. The NEO may terminate his employment for disability if a physician selected by the NEO determines that a disability has occurred. Under the CIC Agreement, "disability" is defined as the NEO's incapacity due to physical or mental illness that causes the absence of the NEO from his or her duties for six months in accordance with the Company's medical leave policies.

(3)   Under each Executive Employment Agreement, "cause" is defined as the willful and continued failure to substantially perform the NEO's duties with the Company (other than failure resulting from incapacity due to physical or mental illness or anticipated failure after the NEO has provided a notice of termination for good reason) after written demand is made by the Board of Directors, or the willful engagement in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Company. "Good reason" generally means the occurrence of any of the following: (i) the assignment to the NEO of any position, authorities, duties or responsibilities that are materially inconsistent with the NEO's position, authorities, duties or responsibilities as provided in the Executive Employment Agreement or any other action that results in a material diminution of the NEO's position, authorities, duties or responsibilities; (ii) a material breach by the Company of the Executive Employment Agreement; (iii) the Company's giving of notice that the Executive Employment Agreement term will not be extended ("non- renewal"); or (iv) the failure by the Company to require any successor to assume and perform the Executive Employment Agreement between the NEO and the Company. After a change of control or other transaction in which our ordinary shares cease to be publicly traded, "good reason" also will be deemed to exist if the NEO is assigned to any position, authority, duties or responsibilities that are not at the ultimate parent company of the surviving entity.

(4)   Under each Executive Employment Agreement, "change of control" is generally deemed to occur if (i) any person acquires 20% or more of our ordinary shares; (ii) at least two-thirds of the members of the current Board of Directors cease to be directors other than in specified circumstances; (iii) upon the consummation of a merger or similar transaction other than (a) a transaction in which the shareholders beneficially owning the ordinary shares outstanding immediately prior to the transaction represent at least two-thirds of the voting power immediately after the transaction, (b) a transaction in which no person owns 20% or more of the outstanding ordinary shares or voting power of the surviving entity, and (c) a transaction in which at least two-thirds of the members of the Board of Directors of the surviving entity are current members of the Board of Directors at the time the transaction was approved; or (iv) approval or adoption by the Board of Directors or our shareholders of a plan or proposal which could result directly or indirectly in the liquidation, transfer, sale or other disposal of all or substantially all of the Company's assets or a dissolution of the Company.

Under the CIC Agreement, "change of control" is generally deemed to occur if (i) any person acquires 30% or more of our ordinary shares; (ii) at least a majority of the members of the current Board of Directors cease to be directors other than in specified circumstances; (iii) upon the consummation of a merger or similar transaction other than (a) a transaction in which the shareholders beneficially owning the ordinary shares outstanding immediately prior to the transaction represent at least 50% of the voting power immediately after the transaction, (b) a transaction in which no person owns 30% or more of the outstanding ordinary shares or voting power of the surviving entity, and (c) a transaction in which at least a majority of the members of the Board of Directors of the surviving entity are current members of the Board of Directors at the time the transaction was approved; or (iv) approval or adoption by the Board of Directors or our shareholders of a plan or proposal which could result directly or indirectly in the liquidation, transfer, sale or other disposal of all or substantially all of the Company's assets or a dissolution of the Company.

There are no additional rights granted to a NEO under an Executive Employment Agreement as a result of a change of control, other than providing that a NEO, in certain circumstances, can terminate his Executive Employment Agreement in connection with a change of control for good reason. (See footnote 3 above).

(5) Under the CIC Agreement, following a change of control and during the term of the agreement, (a) during a period of incapacity, a NEO would continue to receive his or her full salary and all compensation and benefits payable under the terms of the then-current plans until the NEO is terminated by the Company for disability or (b) in the event of death, the NEO's estate would receive his or her full salary and all compensation and benefits payable under the terms of the then-current plans. (See footnote 2 above.)

(6) In the event of non-renewal of an Executive Employment Agreement by the Company, the multiple for calculation of the severance payment is reduced from three (two for Mr. Mills) to one.

(7) Under the CIC Agreement, severance would be payable if a NEO's employment is terminated (i) by the Company "without cause" or by the Executive for "good reason" within 6 months preceding or two years following a change of control under certain circumstances. "Cause" means willful and continued failure of the NEO to perform his or her duties or the NEO willfully engaging in illegal conduct or gross misconduct that is harmful to the Company. "Good reason" includes a material reduction in a NEO's authorities, responsibilities, status, compensation or benefits (unless part of a cost reduction initiative) or the failure of any successor company to assume the agreement. Under each Executive Employment Agreement, the NEO's "target" bonus is used for calculation purposes. Under the CIC Agreement, the NEO's average annual bonus for the prior three years is used for calculation purposes.

(8) The performance share unit awards granted in 2016 and 2017 that have not lapsed will accelerate and vest at a multiple of two upon a change of control.

(9) All pension and deferred compensation plans were fully distributed in January of 2017 in accordance with their respective terms.

(10) Certain NEOs working in locations outside of their home country are eligible for tax benefits under the Company's tax policy. See "Expatriate Benefits" on page 35.

(11) Under each Executive Employment Agreement and CIC Agreement, (i) all dental and health benefits under any plans that are provided to a NEO and his or her family prior to termination would be maintained after termination for a period of one to three years or such longer period as the plans may require, provided the NEO makes his or her required contribution and that such benefits are secondary to any benefits offered by another employer; and (ii) upon request, up to a maximum of $35,000 or for no longer than 6 months, the Company will pay for outplacement services for the NEO, the provider of which would be selected and paid directly by us for a period not extending beyond the last day of the second taxable year following the taxable year in which the NEO's termination occurs. We are required to pay reasonable legal fees and expenses incurred by the NEO in any disputes regarding his or her Executive Employment Agreement or CIC Agreement, so long as the NEO undertakes to reimburse the Company for such amounts paid if the NEO is determined to have acted in bad faith in connection with the dispute.

ESTIMATE OF POTENTIAL PAYMENTS UPON TERMINATION

The table below describes the value of compensation and benefits payable to each NEO upon termination that would exceed the compensation or benefits generally available to salaried employees. Benefits and payments are calculated assuming the triggering event occurred on December 31, 2016. The following includes the various types of circumstances that would trigger payments and benefits under plans, agreements and arrangements currently in effect, but it is always possible that different arrangements could be negotiated in connection with an actual termination of employment or change of control. No information is provided in this table with regard to potential payments to former employees listed as NEOs in this Proxy Statement if such NEO received payments pursuant to an employment agreement and actual payments are described in this Proxy Statement separately under "Compensation Discussion and Analysis." Compensation paid to Dr. Duroc-Danner and Mr. Branch, our former NEOs, upon their respective departures in 2016 is described on page 37.

Name	Cash Severance ($)	Annual Cash Incentive Compensation ($)	Restricted Share Units - Unvested and Accelerated ($)	Performance Share Units - Unvested and Accelerated ($)(2)	Pension Benefits / Nonqualified Deferred Compensation ($)(3)	Health, Welfare and Other Benefits ($)	Total ($)(4)
Krishna Shivram							
Retirement, Resignation or Termination with Cause	0	0	0	0	0	0	0
Death or Disability	1,500,000	0	2,069,598	0	0	32,169	3,601,767
Termination Without Cause or With Good Reason	4,500,000	0	2,069,598	0	0	116,381	6,685,979
Change of Control Without Termination	0	0	2,069,598	0	0	0	2,069,598
Change of Control With Termination	4,500,000	0	2,069,598	0	0	116,381	6,685,979
Christoph Bausch							
Retirement, Resignation or Termination with Cause	0	0	0	0	0	0	0
Death or Disability	0	0	648,700	0	0	0	648,700
Termination Without Cause or With Good Reason	0	0	0	0	0	0	0
Change of Control Without Termination	0	0	648,700	0	0	0	648,700
Change of Control With Termination	1,875,000	226,125	648,700	0	0	31,429	2,781,254
Christina M. Ibrahim							
Retirement, Resignation or Termination with Cause	0	0	0	0	0	0	0
Death or Disability	0	0	1,138,803	0	0	0	1,138,803
Termination Without Cause or With Good Reason	0	0	0	0	0	0	0
Change of Control Without Termination	0	0	1,138,803	0	0	0	1,138,803
Change of Control With Termination	4,265,625	625,000	1,138,803	0	0	111,965	6,141,393
Lance R. Marklinger							
Retirement, Resignation or Termination with Cause	0	0	0	0	0	0	0
Death or Disability	787,500	0	1,071,962	0	0	20,214	1,879,676
Termination Without Cause or With Good Reason	2,362,500	0	1,071,962	0	0	80,517	3,514,979
Change of Control Without Termination	0	0	1,071,962	0	0	0	1,071,962
Change of Control With Termination	2,362,500	0	1,071,962	0	0	80,517	3,514,979
Douglas M. Mills							
Retirement, Resignation or Termination with Cause	0	0	0	0	0	0	0
Death or Disability	612,500	0	683,236	0	0	10,550	1,306,286
Termination Without Cause or With Good Reason	1,225,000	0	683,236	0	0	31,037	1,939,273
Change of Control Without Termination	0	0	683,236	0	0	0	683,236
Change of Control With Termination	1,225,000	0	683,236	0	0	31,037	1,939,273

(1) A zero (0) indicates either that there is no amount payable to the NEO, or the amount payable is generally available for both the NEOs and all salaried employees.

(2) As of December 31, 2016, none of the performance goals were achieved. As a result, no ordinary shares were earned upon vesting of the performance share units that were eligible to vest based on 2016 performance.

(3) Upon a Change of Control without Termination, we assumed all pension benefits and nonqualified deferred compensation plans will be assumed by the acquirer.

(4) Under an Executive Employment Agreement, we will make required payments (other than the pro-rata bonus payment for the year of termination, which will be paid at the time bonus payments for that year would normally be paid) within 30 days after the date of the participant's section 409A separation from service with the Company. However, if the participant is a section 409A specified employee, these payments will be made on the date that is six months following date of such separation from service with such payments bearing interest at the prime rate per annum as of the date of termination.

AGENDA ITEM 5 – APPROVE AMENDMENT TO THE WEATHERFORD 2010 OMNIBUS INCENTIVE PLAN

The Board of Directors recommends that you vote "FOR" this proposal.

We are asking our shareholders to approve an amendment to our 2010 Omnibus Incentive Plan, as amended and restated on June 17, 2014 (the "Plan") and further amended June 16, 2015, as set forth in Annex A to this Proxy Statement. This amendment will replenish the pool of Weatherford ordinary shares available for issuance under the Plan by adding 21,000,000 shares and will revise the tax withholding provisions of the Plan to reflect changes in the law permitting maximum statutory withholding in certain circumstances. Amending the Plan has been approved by our Board, upon the recommendation of the Compensation Committee. A vote for this proposal will also constitute approval of the material terms of the performance goals set forth in the discussion of the Plan below for purposes of Code Section 162(m).

The Plan was approved by shareholders at our 2010 annual general meeting and reserved 10,144,000 shares for issuance thereunder. In 2012, shareholders approved an amendment to the Plan to increase the number of shares available thereunder to 28,144,000. The Plan was amended and restated in June 2014 to make technical modifications reflecting the change in the legal parent entity following our redomestication to Ireland. In 2015, shareholders approved another amendment to the Plan to, among other changes, increase the number of shares available thereunder to 43,144,000.

For the last five years, we have made annual long-term incentive awards and other grants to our officers and employees and annual grants to our non-employee directors under our Plan. We believe that this type of equity compensation is an effective means of attracting and retaining qualified key personnel with a focus on maximizing long-term shareholder value. However, we also recognize that it is important to strike a balance between concerns regarding the potential dilutive effect of equity awards and our ability to attract and retain key employees. In connection with the proposed amendment, the Compensation Committee evaluated the Company's three-year average annual burn rate of 1.37%, which is well below the Institutional Shareholder Services (ISS) 2016 industry burn rate cap of 3.07%.

In 2015 and 2016, we granted approximately 12 million shares and 10.2 million shares, respectively, to over 2,900 employees working in over 50 countries. We believe that these grants ensure that we are compensating our employees in a manner that is consistent with our competitors, where equity grants are customary and widespread practice. We believe these broad-based grants strengthen the relationship between the long-term value of our shares and the potential financial gain for our employees.

The following table provides information as of December 31, 2016, about the number of shares to be issued upon vesting or exercise of equity awards as well as the number of shares remaining available for issuance under our equity compensation plans.

Plan Category (shares in thousands)	Numbers of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(a)	Number of Securities Available for Future Issuance Under Equity Compensation Plans(b)
Equity compensation plans approved by shareholders(c)(d)	14,725	$ —	25,328
Equity compensation plans not approved by shareholders(e)	705	12.59	—
Total	15,430	12.59	25,328

(a) The weighted average price does not take into account the shares issuable upon vesting of outstanding PSUs or RSUs, which have no exercise price.

(b) Excluding shares reflected in the first column of this table.

(c) Includes our Omnibus Plan, which was approved by our shareholders in May 2006, our 2010 Omnibus Plan, as amended, which was approved by our shareholders in June 2010, and our Employee Stock Purchase Plan, which was approved by our shareholders in June 2016.

(d) Includes PSUs calculated at target.

(e) Includes the following compensation plans that were not approved by our shareholders: our 1998 Employee Stock Option Plan and our Non-Employee Director Deferred Compensation Plan. No awards have been issued under these plans since May 2006 when our Omnibus Plan was approved. The unapproved plans and other individual compensation arrangements that were not approved by our shareholders with significant shares to be issued are described below:

Our 1998 Employee Stock Option Plan ("1998 Plan") provides for the grant of nonqualified options to purchase our shares to employees or employees of our affiliates, as determined by the Compensation Committee of our Board of Directors. The price at which shares may be purchased is based on the market price of the shares and cannot be less than the aggregate par value of the shares on the date the option was granted. Unless otherwise provided in an option agreement, no option may be exercised after one day less than 10 years from the date of vesting. All options under this plan are vested. Subsequent to the shareholder approval of our Omnibus Plan in May 2006, awards are no longer granted under the 1998 Plan.

As of April 15, 2017, a total of approximately xx million shares remained available for issuance under the Plan. Although the number of shares required for each annual or other grant varies based on a number of factors, including our share price at the time of the grant and the size of individual grants awarded, we do not believe that we have sufficient shares available under the Plan for grants beyond the second quarter of 2018 with the broad-based employee grants described above expected to continue in 2017 and 2018. The closing price of our shares as reported on the NYSE on April 15, 2017 was $xx.xx. We believe that making additional shares available for grant in 2017 and in future years by way of the amendment is necessary to provide incentive opportunities to our officers, directors and employees and to align their interests with the interests of our shareholders. Based on current economic conditions, we anticipate that the additional shares that will be available for issuance by way of the amendment to the Plan (if the amendment is approved at the Annual General Meeting) will be sufficient to meet our needs for approximately two years.

The following table provides certain additional information regarding our outstanding and available equity under all of the Company's equity plans:

	As of April 15, 2017
Total Stock Options Outstanding	598,400
Total Restricted Share Unit Awards Outstanding	13,840,970
Total Performance Share Units Outstanding	3,477,127
Total Common Stock Outstanding	984,689,158
Weighted-Average Exercise Price of Stock Options Outstanding	$12.59
Weighted-Average Remaining Duration of Stock Options Outstanding	0.67 yrs
Total Shares Available for Grant under the 2006 Plan	3,679,246
Total Shares Available for Grant under the 2010 Plan	4,517,771

An ordinary resolution (*i.e.*, a simple majority of the votes cast "For" or "Against") is required to approve this proposal under Irish law. If you properly give a proxy but do not indicate how you wish to vote, the persons named on the proxy card will vote for the proposal, in person or by proxy, provided a quorum is present. Generally, abstentions and broker "non-votes" will not affect the voting results; however, this Agenda Item 5 is also subject to separate NYSE rules. Under NYSE rules, abstentions will be considered votes cast. As a result, abstentions will have the effect of a vote against this Agenda Item 5 under NYSE rules. Broker "non-votes" will not affect the voting results for this Agenda Item 5.

If the amendment is not approved by our shareholders, we will continue to make awards under the Plan and our Weatherford International plc 2006 Omnibus Incentive Plan, as amended and restated (the "2006 Plan"), however, the awards will not be qualified performance-based compensation under Code Section 162(m). In the event that we have insufficient shares available for issuance under the Plan and the 2006 Plan to cover our projected grants beyond 2017, we may have to increase the cash component of our executive compensation program in order to remain competitive and adequately compensate our employees. Replacing equity awards with cash awards may not align the interests of our executive officers or our other employees with the interests of our shareholders. Our cash compensation expense could increase and necessitate the use of cash better utilized in our operations. In no event does this proposal limit Weatherford's right to pay compensation that does not qualify as performance-based compensation for purposes of Code Section 162(m).

Following is a summary of the material terms of the Plan and of certain tax effects of participation in the Plan. The summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the Plan, and the proposed amendment. The Plan and proposed amendment are attached hereto as Annex A. To the extent that there is a conflict between this summary and the Plan, the terms of the Plan will govern.

KEY PLAN PROVISIONS

As noted above, the Plan includes several provisions designed to protect shareholders' interests and to reflect our compensation philosophy and developments we have made in improving our compensation practices, including:

- *Broad-Based Grants:* The plan permits us to grant equity incentives to a broad group of employees, not only to executives and directors. We believe this broad-based approach provides a variety of benefits, including by aligning employees' interests with those of our shareholders.

- *No Stock Option Repricing/Exchange:* The Plan does not permit the repricing of options or SARs or the exchange of underwater options or SARs for cash or other awards without shareholder approval.

- *No Discounted Awards:* Awards having an exercise price will not be granted with an exercise price less than the fair market value on the date of grant.

- *No "Evergreen" Provision:* The Plan fixes the number of shares available for future grants (64,144,000, if the proposed amendment is approved) and does not provide an annual or automatic increase in the number of shares available for future grants.

- *Strict Change of Control Definition:* No change of control would be triggered by mere shareholder approval of a business combination or similar corporate transaction, but only upon consummation of such a transaction. In addition, no change of control is triggered unless the incumbent members of the Board fail to constitute at least a majority of the Board (excluding the election of any such individual whose nomination or election was approved by two-thirds of the then incumbent Board).

- *Limitation on Reuse of Shares:* The Plan does not allow shares to be added back to the aggregate number of shares that may be issued under the Plan if such shares were withheld, deducted or delivered in connection with required withholding tax payments, the exercise price of an option, the payment of the purchase price for restricted share awards, RSUs, performance share awards and PSUs or the settlement of SARs.

- *Minimum Vesting and Performance Period:* Restricted share awards, RSUs and other share-based awards that are not subject to performance goals have a minimum vesting period of three years, except (i) on certain terminations of employment, (ii) in connection with restricted share awards made in lieu of salary, cash bonuses or a non-employee director's annual compensation or (iii) upon a change of control. Performance share awards and PSUs that are subject to performance goals have a minimum performance period of one year, except on certain terminations of employment or upon a change of control.

- *Limit on Awards without Restriction:* Restricted share awards, RSUs and other share-based awards that are not subject to minimum vesting periods and performance share awards and PSUs that are not subject to minimum performance periods are limited to 5% of the total number of shares that may be issued or delivered under the Plan.

- *Independent Committee Administration:* The Plan is administered by our Compensation Committee, which is composed entirely of independent directors.

We also have in place various policies that help align the interests of our directors and officers with those of our shareholders, including our share ownership guidelines for our NEOs, our policy prohibiting Section 280G or Section 409A tax gross-ups and our clawback policy that allows us to recover performance based compensation. These policies are described in the "Compensation Discussion and Analysis" beginning on page 24.

GENERAL TERMS

The aggregate number of shares available for grant under the Plan, as proposed to be amended, will be 64,144,000 million. Each share that is subject to an award counts as one share against the aggregate number. The maximum number of shares subject to an option or share appreciation rights that may be granted under the Plan to an employee of Weatherford or any of its affiliates during any fiscal year is two million.

Generally, if an award granted under the Plan is forfeited or cancelled for any reason without the payment of consideration, the shares allocable to the forfeited or cancelled portion of the award are added back to the aggregate available for grant under the Plan and may again be subject to an award granted under the Plan. If shares are delivered or tendered to Weatherford for repurchase to satisfy the exercise price of any option award, those shares will not be added back to the aggregate number of shares available for grant under the Plan. If any shares are withheld from issuance to satisfy tax obligations associated with any award, those shares will count against the aggregate number of shares available for grant under the Plan.

The Compensation Committee (or other committee of the Board of Directors, as provided in the Plan) (as used in this section, the "Committee") will administer the Plan and has the exclusive power, authority and discretion to interpret the terms of the Plan and correct any defect or supply any omission or reconcile any inconsistency. Any employee, non-employee director or other individual service providers (including consultants) of Weatherford or one of its affiliates is eligible for awards under the Plan. The Plan provides for awards of options, SARs, restricted shares, restricted share units, performance share awards, performance share unit awards, other share-based awards and cash-based awards.

We currently have over 30,000 employees and nine non-employee directors. Any discretionary awards to non-employee directors must be approved by the Committee. The Committee may from time to time authorize our Chief Executive Officer to grant awards to employees who are not, or prospective employees who will not be, executive officers or directors of the Company.

The Board of Directors may amend the terms of the Plan at any time, subject to the shareholder approval requirements of the NYSE and other rules and regulations applicable to Weatherford.

Awards granted under the Plan are generally non-transferable by the holder other than by will or under the laws of descent and distribution, and awards are generally exercisable during the holder's lifetime only by the holder.

In case of certain corporate acquisitions by Weatherford, awards may be granted under the Plan in substitution for share options or other awards held by employees or other service providers of other entities who are about to become employees or other service providers of Weatherford or its affiliates. The terms and conditions of such substitute awards may vary from the terms and conditions set forth in the Plan to such extent as the Committee may deem appropriate to conform to the provisions of the award for which the substitution is being granted.

The Committee may establish certain performance goals applicable to certain awards, including performance share awards and performance share unit awards granted under the Plan.

The Plan will continue indefinitely until it is terminated pursuant to its terms.

PERFORMANCE SHARE AWARDS AND PERFORMANCE SHARE UNIT AWARDS

The Committee determines the material terms of performance awards, including the amount of the award, any vesting or transferability restrictions, and the performance period over which the performance goal of such award will be measured, subject to the terms of the Plan. The maximum number of shares that may be granted as subject to a performance share award or performance share unit award denominated in shares is two million shares per fiscal year for any holder. The maximum amount payable to any holder in respect of a performance share unit award that is not denominated in shares with respect to any fiscal year in the performance period is $25 million per fiscal year.

The Committee may, in its sole discretion, grant performance share awards and performance share unit awards that are either intended to qualify as "performance-based compensation," within the meaning of Section 162(m) of the Code, or are not intended to so qualify. To the extent that a performance share award or performance share unit award is intended to qualify as "performance-based compensation," within the meaning of Section 162(m) of the Code, such award must be based on the attainment of one or more performance goals. A performance goal must be objective such that a third party having knowledge of the relevant facts could, at the end of the measurement period, determine whether the goal has been met in fact. Such a performance goal may be based on one or more business criteria that apply to the holder and may include business criteria for one or more business units of Weatherford, or Weatherford and one or more of its affiliates. The performance goal will be established by the Committee in its sole discretion based on measurements using one or more of the following business criteria: revenue, cost of sales, direct costs, gross margin, selling and general expense, operating income, EBITDA (earnings before interest, taxes, depreciation and amortization), depreciation, amortization, interest expense, EBT (earnings before taxes), net income, net income from continuing operations, earnings per share, cash, accounts receivable, inventory, total current assets, fixed assets (gross or net), goodwill, intangibles, total long-term assets, accounts payable, total current liabilities, debt, net debt (debt less cash), long-term liabilities, shareholders equity, total shareholder return, operating working capital (accounts receivable plus inventory less accounts payable), working capital (total current assets less total current liabilities), operating cash flow, total cash flow, capital expenditures, share price, market share, shares outstanding, market capitalization, or number of employees. The performance goal established by the Committee may also be based on a return or rates of return using any of the foregoing criteria and including a return or rates of return based on revenue, earnings, capital, invested capital, cash, cash flow, assets, net assets, equity or a combination or ratio therefrom. The criteria selected by the Committee may be used to calculate a ratio or may be used as a cumulative or an absolute measure or as a measure of comparative performance relative to a peer group of companies, an index, budget, prior period, or combination thereof, or other standard selected by the Committee. Unless otherwise stated, such a performance goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria). The criteria selected by the Committee will be calculated in accordance with (i) amounts reflected in Weatherford's financial statements, (ii) U.S. generally accepted accounting principles or (iii) any other methodology established by the Committee prior to the Performance Goal Establishment Date (as defined below). Performance goals may be determined by including or excluding, in the Committee's discretion (as determined prior to the Performance Goal Establishment Date), items that are determined to be extraordinary, unusual in nature, infrequent in occurrence, related to the disposal or acquisition of a segment of a business, or related to a change in accounting principal, in each case, based on applicable accounting rules, or consistent with Weatherford's accounting policies and practices in effect on the date the performance goal is established. Prior to the payment of any compensation based on the achievement of performance goals, the Committee must certify in writing that applicable performance goals and any of the material terms thereof were, in fact, satisfied.

Performance share awards and performance share unit awards that are not intended to be "performance-based compensation," within the meaning of Section 162(m) of the Code, may be based on other quantifiable business criteria.

All performance share awards and performance share unit awards are generally subject to a minimum performance period of not less than one year, except for performance share awards and performance share unit awards made in lieu of salary, cash bonuses or a non-employee director's annual compensation. The Committee may also accelerate the vesting of performance share awards and performance share unit awards in certain circumstances.

Performance share unit awards are payable in cash or shares, or a combination of cash and shares, as specified in the applicable award agreement. Any payment under a performance share unit award will be made either (i) by a date that is no later than two and one-half months after the end of the fiscal year in which the performance share unit award payment is no longer subject to a "substantial risk of forfeiture" (as that term is defined in the Plan) or (ii) at a time that is permissible under Section 409A of the Code.

Each holder of a performance share award will have all the rights of a shareholder with respect to the shares issued to the holder pursuant to the award during any period in which such issued shares are subject to forfeiture (including the right of Weatherford to repurchase such shares) and restrictions on transfer. These rights include the right to vote such shares. Holders of performance share unit awards do not have any rights of a shareholder.

Any performance goal for a particular performance share award or performance share unit award must be established by the Committee prior to the earlier of (i) 90 days after the commencement of the period of service to which such performance goal relates or (ii) the lapse of 25% of the period of service (the "Performance Goal Establishment Date"). In any event, the performance goal must be established while the outcome is substantially uncertain.

Other terms and conditions applicable to performance awards may be determined by the Committee at the time of grant.

RESTRICTED SHARES

The Committee may grant restricted shares to any eligible persons selected by it. The amount of an award of restricted shares, and any vesting or transferability provisions relating to such an award, are determined by the Committee in its sole discretion, subject to the terms of the Plan. Restricted share awards are generally subject to a minimum vesting period of not less than three years, except for restricted share awards made in lieu of salary, cash bonuses or a non-employee director's annual compensation. The Committee may also accelerate the vesting of restricted share awards in certain circumstances.

Each recipient of a restricted share award will have the rights of a shareholder of Weatherford with respect to the restricted shares included in the restricted share award during any period of restriction established for the restricted share award. Dividends paid with respect to restricted shares (other than dividends paid by means of shares or rights to acquire shares) will be paid to the holder of restricted shares currently. Dividends paid in shares or rights to acquire shares will be added to and become a part of the holder's restricted shares.

RESTRICTED SHARE UNIT AWARDS

The Committee determines the material terms of restricted share unit awards, including the vesting schedule (subject to the terms of the Plan) and any transferability restrictions or other conditions applicable to the award. Restricted share unit awards are generally subject to a minimum vesting period of not less than three years, except for restricted share unit awards made in lieu of salary, cash bonuses or a non-employee director's annual compensation. The Committee may also accelerate the vesting of restricted share unit awards in certain circumstances.

A restricted share unit award is similar in nature to a restricted share award except that in the case of a restricted share unit, no shares are actually issued or transferred to the holder until a later date as specified in the applicable award agreement. As a result, a recipient of a restricted share unit award will not have the rights of a shareholder of Weatherford until such date as the shares are issued or transferred to the recipient. Each restricted share unit will have a value equal to the fair market value of a share.

Payment under a restricted share unit award will be made in either cash and/or shares, as specified in the applicable award agreement. Any payment under a restricted share unit award will be made either (i) by a date that is no later than two and one-half months after the end of the fiscal year in which the restricted share unit is no longer subject to a "substantial risk of forfeiture" (as that term is defined in the Plan) or (ii) at a time that is permissible under Section 409A of the Code. In its discretion, the Committee may specify that the holder of a restricted share unit award is entitled to the payment of dividend equivalents under the award. Other terms and conditions applicable to restricted share units may be determined by the Committee at the time of grant.

OPTIONS

For options granted under the Plan, the Committee will specify the option price, size and term (which cannot exceed 10 years), and will further determine the option's vesting schedule and any exercise restrictions. Other terms and conditions applicable to options may be determined by the Committee at the time of grant.

The exercise price for options may be paid (i) by cash, certified check, bank draft or money order, (ii) by means of a cashless exercise through a registered broker-dealer (subject to certain pre-approval requirements), or (iii) in any other form of payment that is acceptable to the Committee. The Committee may permit a holder to pay the option price and any applicable tax withholding by authorizing a third-party broker to sell all or a portion of the shares acquired upon exercise of the option and remit to Weatherford a sufficient portion of the sale proceeds to pay the option price and applicable tax withholding.

All options granted under the Plan are granted with an exercise price equal to or greater than the fair market value of the shares at the time the option is granted. Options may be granted either as incentive stock options ("ISOs") or non-qualified stock options. The principal difference between ISOs and non-qualified stock options is their tax treatment. See "Federal Income Tax Consequences" below.

The Plan prohibits any repricing of options after their grant, other than in connection with a share split, payment of a share dividend or certain other corporate transactions. The Plan also prohibits the cancellation (*i.e.,* "buying out") of "underwater" stock options in exchange for cash or any other award without shareholder approval.

No options have been granted under the Plan since its inception in 2010.

SARs

Subject to the terms and conditions of the Plan, a SAR provides its holder with the right to receive an amount equal to the excess of (i) the fair market value of one share of Weatherford on the date of exercise of the SAR over (ii) the grant price of the SAR. All SARs granted under the Plan must have a grant price equal to or greater than the fair market value of the shares at the time the SAR is granted.

The Committee may determine the term of any SAR, so long as the term does not exceed 10 years. With respect to exercise of a SAR, the Committee, in its sole discretion, may also impose whatever terms and conditions it deems advisable, including any vesting or transferability provisions. The Committee will also determine the extent to which any holder of a SAR will have the right to exercise the SAR following such holder's termination of employment or other severance of service with Weatherford.

Upon the exercise of a SAR, a holder will be entitled to receive payment in an amount determined by multiplying (i) the excess of the fair market value of a share on the date of exercise over the grant price of the SAR by (ii) the number of shares with respect to which the SAR is exercised. At the discretion of the Committee, this payment may be in cash, in shares of equivalent value, in some combination thereof, or in any other form that may be approved by the Committee.

The Plan prohibits any re-pricing of SARs after their grant, other than in connection with a share split, payment of a share dividend or certain other corporate transactions. The Plan also prohibits the cancellation (i.e., "buying out") of "underwater" SARs in exchange for cash or any other award without shareholder approval.

OTHER SHARE-BASED AWARDS

The Committee may also grant other types of equity-based or equity-related awards not otherwise described by the terms and provisions of the Plan in such amounts, and subject to such terms and conditions, as the Committee shall determine. These awards may involve the issuance or transfer of shares to holders, or payment in cash or otherwise of amounts based on the value of our shares, and may include awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States. Other share-based awards granted under the Plan are generally subject to a minimum vesting period of not less than three years, except for such other share-based awards made in lieu of salary, cash bonuses or a non-employee director's annual compensation. The Committee may also accelerate the vesting of such other share-based awards in certain circumstances.

Each other share-based award will be expressed in terms of our shares or units based on shares, as determined by the Committee. Other terms and conditions applicable to other share-based awards may be determined by the Committee at the time of grant.

CASH-BASED AWARDS

The Committee may grant cash-based awards in such amounts and upon such terms as the Committee may determine. Any payment with respect to a cash-based award will be made in cash. The maximum amount payable to any holder in respect of any cash-based award that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code, when aggregated with such holder's performance share unit awards that are not denominated in shares, if any, with respect to any fiscal year in the performance period, is $25 million per fiscal year. The Committee also may establish performance goals relating to cash-based awards based on the business criteria that apply to performance goals for performance share awards and performance share unit awards. If the Committee decides to establish performance goals, the cash-based awards that will be paid out to the holder will depend on the extent to which the performance goals are met.

The Committee will determine the extent to which a holder's rights under a cash-based award will be affected by the holder's termination of employment or other severance from service with Weatherford. Other terms and conditions applicable to cash-based awards may be determined by the Committee at the time of grant.

EFFECTS OF CERTAIN TRANSACTIONS AND CHANGE OF CONTROL

The Plan provides that appropriate substitutions and adjustments shall be made by the Committee, in its sole discretion, to any outstanding award in case of any change in our issued and outstanding shares by reason of any share dividend or split, reverse split, recapitalization, reorganization, reincorporation, redomestication, merger, amalgamation, consolidation, plan or scheme of arrangement, exchange offer, business combination or similar transaction of Weatherford, or exchange of shares or other corporate exchange, or any distribution to shareholders of shares (including share dividends) other than regular cash dividends, or any transaction similar to the foregoing. For any award granted under the Plan, the Committee may specify the effect of a Change of Control (as defined in the Plan or an award agreement) of Weatherford with respect to that award.

FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain federal income tax consequences of the issuance and receipt of awards pursuant to the Plan under the law as in effect on the date of this Proxy Statement. The rules governing the tax treatment of such awards are quite technical, so the following discussion of tax consequences is necessarily general in nature and is not complete. In addition, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. This summary does not purport to cover all federal employment tax or other federal tax consequences associated with the Plan, nor does it address state, local, or non-U.S. taxes. The Plan is not qualified under the provisions of Section 401(a) of the Code, and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

Options, SARs, Performance share unit Awards, Restricted Share Unit Awards and Other Share-Based Awards. A participant generally is not required to recognize income on the grant of an option, SAR, restricted share unit award, performance share unit award or other share-based award. Instead, ordinary income generally is required to be recognized on the date the option (see ISO discussion below) or SAR is exercised, or in the case of restricted share unit awards, performance share unit awards or other share-based awards, upon the issuance of shares and/or the payment of cash pursuant to the terms of the award when the award vests. In general, the amount of ordinary income required to be recognized is: (a) in the case of an option, an amount equal to the excess, if any, of the fair market value of the shares on the exercise date over the exercise price; (b) in the case of a SAR, the fair market value of any shares or cash received upon exercise; and (c) in the case of restricted share unit awards, performance share unit awards or other share-based awards, the amount of cash and/or the fair market value of any shares received in respect thereof.

ISOs. When a participant is granted an ISO, or when the participant exercises the ISO, the participant will generally not recognize taxable income (except for purposes of alternative minimum tax).

If the participant holds the shares for at least two years from the date of grant, and one year from the date of exercise, then any gain or loss will be treated as long-term capital gain or loss. If, however, the shares are disposed of during this period, the option will be treated as a non-qualified stock option, and the participant will recognize ordinary income equal to the lesser of the fair market value of the shares on the exercise date minus the exercise price or the amount realized on disposition minus the exercise price. Any gain in excess of the ordinary income portion will be taxable as long-term or short-term capital gain.

Cash-Based Awards. Upon payment of a cash-based award, a participant is required to recognize ordinary income in the amount of the award.

Restricted Shares and Performance Share Awards. Unless a participant who receives an award of restricted shares or an award of performance shares makes an election under Section 83(b) of the Code as described below, the participant generally is not required to recognize ordinary income on the award of restricted shares or performance shares. Instead, on the date the shares vest (*i.e.*, become transferable and no longer subject to forfeiture), the participant will be required to recognize ordinary income in an amount equal to the excess, if any, of the fair market value of the shares on such date over the amount, if any, paid for such shares. If a Section 83(b) election has not been made, any dividends received with respect to restricted shares or performance shares that are subject at that time to a risk of forfeiture or restrictions on transfer generally will be treated as compensation that is taxable as ordinary income to the recipient. If a participant makes a Section 83(b) election within 30 days of the date of transfer of the restricted shares or performance shares, the participant will recognize ordinary income on the date the shares are awarded. The amount of ordinary income required to be recognized is an amount equal to the excess, if any, of the fair market value of the shares on the date of award over the amount, if any, paid for such shares. In such case, the participant will not be required to recognize additional ordinary income when the shares vest. However, if the shares are later forfeited, a loss can only be recognized up to the amount the participant paid, if any, for the shares.

Gain or Loss on Sale or Exchange of Shares. In general, gain or loss from the sale or exchange of shares granted or awarded under the Plan will be treated as capital gain or loss, provided that the shares are held as capital assets at the time of the sale or exchange.

Deductibility by Weatherford. To the extent that a participant recognizes ordinary income in the circumstances described above, Weatherford or the subsidiary for which the participant performs services will be entitled to a corresponding deduction, provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Code and is not disallowed by the $1 million limitation on certain executive compensation under Section 162(m) of the Code (see "Performance Based Compensation" and "Parachute Payments" below).

Performance Based Compensation. With certain exceptions, Code Section 162(m) limits our U.S. corporate tax deduction for compensation in excess of $1,000,000 paid to our CEO and three other highest-paid executive officers (other than the principal financial officer). Compensation paid to these "covered employees" is not subject to the deduction limitation if it is considered "qualified performance-based compensation" within the meaning of Code Section 162(m). By approving the proposed amendment, shareholders also will be approving the eligibility of executive officers and others to participate in the Plan, the per-person limitations, and the general business criteria on which performance objectives for performance-based awards under the Plan may be based. The Plan imposes per-person limitations, as described above. If shareholders approve the amendment, we intend that performance compensation awards (intended to be treated as qualified performance-based compensation as defined in Code Section 162(m)) granted to covered employees under the Plan will satisfy the requirements of qualified performance-based compensation under Code Section 162(m) in which case we will be entitled to a U.S. corporate tax deduction with respect to the payment of these awards. However, with respect to awards that are not intended to be treated as qualified performance-based compensation as defined in the Code, the deduction that we might otherwise receive with respect to awards to covered employees may be disallowed. As a multi-national Irish company, this U.S. corporate tax deduction limitation may have a reduced impact on the Company.

Parachute Payments. Under the so-called "golden parachute" provisions of the Code, the accelerated vesting of options and benefits paid under other awards in connection with a change of control of a corporation may be required to be valued and taken into account in determining whether participants have received compensatory payments, contingent on the change of control, in excess of certain limits. If these limits are exceeded, a portion of the amounts payable to the participant may be subject to an additional 20% federal tax and may be nondeductible to the corporation.

Withholding. Awards under the Plan may be subject to tax withholding. When an award results in income subject to withholding, Weatherford may require the participant to remit the withholding amount to Weatherford or cause our shares to be withheld from issuance or sold in order to satisfy the tax withholding obligations.

Section 409A. Section 409A of the Code applies to compensation plans providing deferred compensation to employees, directors and consultants, and potentially could apply to the different awards available under the Plan. Generally, to the extent that deferrals of these awards fail to meet certain requirements under Section 409A of the Code, such awards will be subject to immediate taxation and tax penalties in the year they vest unless the requirements of Section 409A of the Code are satisfied. It is the intent of Weatherford that awards under the Plan will be structured and administered in a manner that either complies with or is exempt from the requirements of Section 409A of the Code.

NEW PLAN BENEFITS

As of the date of this Proxy Statement, no awards have been made with respect to the additional shares proposed to be approved for future grants of awards under the Plan. Any grants of awards under the Plan, and the terms and conditions of those awards, will be made in the discretion of the Committee. Therefore, we cannot now determine the number or type of awards to be approved in the future to any particular person or group of employees under the Plan.

OTHER INFORMATION

SHARE OWNERSHIP

SHARES OWNED BY DIRECTORS AND EXECUTIVE OFFICERS

This table shows the number and percentage of ordinary shares beneficially owned by each of our NEOs and each of our directors and all of our executive officers and directors as a group as of April 15, 2017. Each person has sole voting and investment power for the shares shown below, unless otherwise noted.

	Amount and Nature of Shares Beneficially Owned			
Name	Number of Shares Owned	Right to Acquire(1)	Total Shares Beneficially Owned	Percent of Outstanding Shares
Mohamed A. Awad	16,329	–	16,329	*
Christoph Bausch	–	33,334	33,334	*
Antony J. Branch(2)	285,306	–	285,306	*
David J. Butters(3)	471,873	–	471,873	*
Bernard J. Duroc-Danner(4)	2,252,167	4,397,209	6,649,376	*
John D. Gass	36,969	–	36,969	*
Christina M. Ibrahim	62,474	33,333	95,807	*
Emyr Jones Parry	71,812	–	71,812	*
Francis S. Kalman	58,469	–	58,469	*
William E. Macaulay(5)	979,199	–	979,199	*
Lance R. Marklinger	195,934	–	195,934	*
Mark A. McCollum	–	–	–	
Douglas M. Mills	104,188	–	104,188	
Robert K. Moses, Jr.(6)	646,463	–	646,463	*
Guillermo Ortiz	82,462	–	82,462	*
Robert A. Rayne(7)	671,411	–	671,411	*
Krishna Shivram	811,930	–	811,930	*
All directors and executive officers as a group (19 persons)	**6,995,773**	**4,504,897**	**11,500,670**	[1.xx]%

* Less than 1%.

(1) Includes ordinary shares that can be acquired through restricted share units that vest on or before, June 14, 2017.

(2) Share ownership information presented for Mr. Branch is based on his last filed Form 4 dated March 7, 2016 and corporate records of shares distributed to him in connection with his departure from the Company in December 2016.

(3) Includes 55,088 shares held by Mr. Butters' wife, over which he has no voting or dispositive power and as to which he disclaims beneficial ownership.

(4) Share ownership information presented for Dr. Duroc-Danner is based on his last filed Form 4 dated October 7, 2016 and corporate records of shares to be distributed to him in connection with his departure from the Company in November 2016.

(5) Includes 26,472 shares held by Mr. Macaulay's wife and 15,504 shares held in the name of or in trust for Mr. Macaulay's adult daughters, over which he has no voting or dispositive power and as to all of which he disclaims beneficial ownership.

(6) The number of shares owned by Mr. Moses includes 617,422 shares in a collateral account in a local institution with other securities that are pledged as collateral for a line of credit, primarily for short term working capital needs. In accordance with the Company's insider trading policy, an exception was granted to Mr. Moses to pledge these shares based on the clear demonstration of his financial capacity to repay the loan.

(7) Excludes 719,000 shares beneficially owned by LMS Capital plc, of which Mr. Rayne serves as a non-executive director, and affiliates of LMS Capital plc. Mr. Rayne disclaims beneficial ownership of all of the shares beneficially owned by LMS Capital plc.

SHARES OWNED BY CERTAIN BENEFICIAL HOLDERS

This table shows information for each person who may be deemed to beneficially own 5% or more of our outstanding ordinary shares as of April 15, 2017, as contained in filings made by the shareholder with the SEC.

Name and Address of Beneficial Owner	Number of Shares	Percent of Outstanding Shares(1)
ClearBridge Investments, LLC	112,351,716(2)	[11.45]%
620 8th Avenue		
New York, New York 10018		
CVI Investments, Inc.	101,309,998(3)	[9.9]%
P.O. Box 309GT		
Ugland House, South Church Street		
George Town, Grand Cayman KY1-1104		
Capital World Investors	90,217,846(4)	[9.2]%
333 South Hope Street		
Los Angeles, California 90071		
Dodge & Cox	83,371,421(5)	[8.5]%
555 California Street, 40th Floor		
San Francisco, California 94104		
The Vanguard Group	78,549,012(6)	[8.0]%
100 Vanguard Blvd.		
Malvern, Pennsylvania 19355		
Invesco Ltd.	62,228,000(7)	[6.3]%
1555 Peachtree Street NE, Suite 1800		
Atlanta, Georgia 30309		
BlackRock, Inc.	53,944,018(8)	[5.5]%
55 East 52nd Street		
New York, NY 10055		

(1) The percentage indicated is based on [●] outstanding shares as of April 15, 2017.

(2) The number of shares is based on the Schedule 13G/A dated February 14, 2017 and filed with the SEC by ClearBridge Investments, LLC. According to the filing, (i) the beneficial owner has sole voting power over 108,506,881 shares and sole dispositive power over all shares, and (ii) the beneficial owner does not have shared voting or dispositive power over any of the shares.

(3) The number of shares is based on the Schedule 13G/A dated February 10, 2017 and jointly filed with the SEC by CVI Investments, Inc. and Heights Capital Management, Inc. According to the filing, (i) the beneficial owner reports sole voting and sole dispositive power over no shares, and (ii) the beneficial owner reports shared voting and dispositive power over all of the shares with Heights Capital Management, the investment manager to CVI Investments, Inc.

(4) The number of shares is based on the Schedule 13G/A dated February 8, 2017 and filed with the SEC by Capital World Investors, a division of Capital Research and Management Company ("CRMC"). CRMC acts as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 and disclaims beneficial ownership of the shares pursuant to Rule 13d-4. According to the filing, (i) the beneficial owner reports sole voting and sole dispositive power over all shares, and (ii) the beneficial owner does not have shared voting or dispositive power over any of the shares.

(5) The number of shares is based on the Schedule 13G/A dated February 14, 2017 and filed with the SEC by Dodge & Cox. According to the filing, (i) the beneficial reports sole voting power over 80,920,671 shares and sole dispositive power over all shares, and (ii) the beneficial owner reports shared voting and dispositive power over no shares.

(6) The number of shares is based on the Schedule 13G/A dated February 9, 2017 and filed with the SEC by The Vanguard Group. According to the filing, (i) the beneficial owner reports sole voting power over 770,764 shares and sole dispositive power over 77,593,578 shares, and (ii) the beneficial owner reports shared voting power over 165,139 shares and has shared dispositive power over 955,434 of the shares.

(7) The number of shares is based on the Schedule 13G/A dated February 8, 2017 and filed with the SEC by Invesco Ltd. According to the filing, (i) the beneficial owner reports sole voting power over 60,266,691 shares and sole dispositive power over all shares, and (ii) the beneficial owner does not have shared voting or dispositive power over any of the shares.

(8) The number of shares is based on the Schedule 13G dated January 30, 2017 and filed with the SEC by BlackRock, Inc. According to the filing, (i) the beneficial owner has sole voting power over 46,966,963 shares and sole dispositive power over 53,684,987 shares, and (ii) the beneficial owner has shared power to vote and dispose of 259,031 shares.

MANDATORY MINIMUM SHARE OWNERSHIP GUIDELINES

The Board believes that it is important to align the interests of management with the interests of our shareholders. In furtherance of this philosophy, the Company has adopted the following mandatory minimum share ownership guidelines. Share ownership includes shares owned directly as well as equity- based awards not yet fully vested, deferred compensation plans and retirements plans (including our 401(k) plan and suspended plans). The minimum guidelines are based on a multiple of base salary or, in the case of directors, annual cash retainer. The guidelines are as follows:

Chief Executive Officer	6x
Other Executive Officers	3x
Directors	5x

A transition period of five years is allowed for new directors and executive officers in order to achieve the ownership amount, provided, however, that holding requirements are expected to be fulfilled through equity grants issued by Weatherford, not through open market transactions.

The Committee has reviewed the share ownership of our executive officers and directors and, subject to the transition periods and limitations described above, determined that they meet or exceed these share ownership guidelines.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

All of our executive officers and directors are required to file initial reports of share ownership and reports of changes in ownership with the SEC pursuant to Section 16(a) of the Exchange Act.

We have reviewed these reports, including any amendments, and written representations from the executive officers and directors of the Company. Based on this review, we believe that other than one inadvertently late filing for Mr. Mario Ruscev related to the withholding of shares for taxes, all 2016 filing requirements were met for each of our directors and executive officers subject to Section 16(a).

INCORPORATION BY REFERENCE

The Audit Committee Report and the Compensation Committee Report contained in this Proxy Statement are not deemed to be soliciting material or filed with the SEC and shall not be deemed incorporated by reference into any prior or future filings we make under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate any of this information by reference. Information contained in or connected to our website is not incorporated by reference into this Proxy Statement and should not be considered part of this Proxy Statement or any other filing that we make with the SEC.

PRESENTATION OF IRISH STATUTORY ACCOUNTS

The Company's Irish Statutory Accounts for the fiscal year ended December 31, 2016, including the reports of the directors and Irish statutory auditor thereon, will be presented at the Annual General Meeting, and there will be a review of the Company's affairs. The Company's Irish Statutory Accounts have been approved by the Board of Directors of the Company. There is no requirement under Irish law that such statements be approved by shareholders, and no such approval will be sought at the Annual General Meeting. The Company's Irish Statutory Accounts are available with the Proxy Statement, and the Company's Annual Report at *www.weatherfordannualmeeting.com* and in the Investor Relations section of the Company's website at *www.weatherford.com*.

PROPOSALS BY SHAREHOLDERS

Rule 14a-8 under the Exchange Act addresses when a company must include a shareholder's proposal in its Proxy Statement and identify the proposal in its form of proxy when the company holds a meeting of shareholders. Under Rule 14a-8, in order for your proposals to be considered for inclusion in the Proxy Statement and proxy card relating to our 2018 annual general meeting, your proposals must be received by us by December [27], 2017, and must otherwise comply with Rule 14a-8. Any proposal received after such date will be considered untimely.

If you desire to bring a matter before the 2018 annual general meeting and the proposal is submitted outside the process of Rule 14a-8, you may use the procedures set forth in our Articles. Our Articles provide that any shareholders together representing not less than 860,000 shares may request for inclusion of an item on the agenda or a nominee. To be timely for an annual general meeting, a shareholder's notice to the Corporate Secretary as to the business or nominations to be brought before the meeting must be delivered to or mailed and received by the Corporate Secretary at the address specified below not less than 60 calendar days nor more than 90 calendar days before the first anniversary of the Company's annual general meeting for the prior year; provided, however, that in the event that no annual general meeting was held the previous year or the date of the annual general meeting is not within 30 calendar days before or after such anniversary date, a member's notice in order to be timely must be so received not later than the close of business on the 10th calendar day after the date on which public announcement or other notification to the shareholders of the date of the contemplated annual general meeting is first made by the Company.

In no event will the public announcement of an adjournment or postponement of an annual general meeting commence a new time period (or extend any time period) for the giving of a shareholder's notice. The request must specify the relevant agenda items and motions, together with evidence of the required shareholdings recorded in the share register, as well as any other information that would be required to be included in a Proxy Statement pursuant to the rules of the SEC.

We recommend that any shareholder desiring to make a nomination or submit a proposal for consideration obtain a copy of our Articles. They are available on our website at *www.weatherford.com,* by clicking on "Investor Relations," then "Corporate Governance," then "Memorandum and Articles of Association." Shareholders also may obtain a copy of these documents free of charge by submitting a written request to our Corporate Secretary at Weststrasse 1, 6340 Baar, Switzerland.

Any shareholder proposal (including the nomination of any director), whether or not to be included in our proxy materials, must be sent to our Corporate Secretary at the Company's registered office, 70 Sir John Rogerson's Quay, Dublin 2, Ireland.

OTHER BUSINESS

We know of no other business that will be brought before the Annual General Meeting. Under our Articles, shareholders may only bring business before a general meeting if it is requested within the time limits described above in the section entitled "Proposals by Shareholders" or if it is otherwise provided under Irish law or our Articles. If any other matters are properly presented, the persons named on the proxy card will vote the shares represented by proxies as they deem advisable.

HOUSEHOLDING

The SEC permits a single Proxy Statement to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces mailing and printing expenses. A number of brokerage firms have instituted householding.

As a result, if you hold your shares through a broker and you reside at an address at which two or more shareholders reside, you will likely be receiving only one Proxy Statement unless any shareholder at that address has given the broker contrary instructions. However, if any such beneficial shareholder residing at such an address wishes to receive a separate Proxy Statement in the future, or if any such beneficial shareholder that elected to continue to receive separate Proxy Statement wishes to receive a single Proxy Statement in the future, that shareholder should contact their broker or send a request to our U.S. Investor Relations Department at 2000 St. James Place, Houston, Texas 77056. Telephone requests may be directed to +1 (713) 836-4000. We will deliver, promptly upon written or oral request to our U.S. Investor Relations Department, a separate copy of this Proxy Statement to a beneficial shareholder at a shared address to which a single copy of the documents was delivered.

ADDITIONAL INFORMATION AVAILABLE

The 2016 Annual Report on Form 10-K and the audited consolidated financial statements of Weatherford for the year ended December 31, 2016 and accompanying auditor's reports have been filed with the SEC. Complete copies of these materials are available on our website at *www.weatherford.com*. Any record shareholder may also obtain a copy of these documents free of charge by contacting our U.S. Investor Relations Department in writing at 2000 St. James Place, Houston, Texas 77056 or by telephone at +1 (713) 836-4000. Copies of any exhibits to Weatherford Annual Report on Form 10-K also are available upon written request subject to a charge for copying and mailing. If you have any other questions about us, please contact our U.S. Investor Relations Department at the address or phone number above or visit our website.

April [24], 2017

By Order of the Board of Directors

Christina M. Ibrahim
Executive Vice President, General Counsel and Corporate Secretary

ANNEX A-SECOND AMENDMENT TO WEATHERFORD INTERNATIONAL PLC 2010 OMNIBUS INCENTIVE PLAN

RECITALS

A. Weatherford International plc, an Irish public limited company (the "**Company**"), previously adopted the Weatherford International plc 2010 Omnibus Incentive Plan, as amended and restated on June 17, 2014 and further amended on June 16, 2015 (the "**Plan**");

B. Article XIV of the Plan provides that the Board of Directors of the Company (the "**Board**") may amend or modify the Plan at any time, in whole or in part, provided that no amendment or modification of the Plan shall be made without shareholder approval if shareholder approval is required by applicable law or stock exchange rules;

C. The Board, upon the recommendation of the Compensation Committee of the Board and subject to the approval of the Company's shareholders, has determined that it is advisable to amend the Plan to increase the number of shares available for awards under the Plan and amend the tax withholding section to reflect changes in the law.

NOW, THEREFORE, effective for new awards granted under the Plan on or after the date on which this amendment is approved by the shareholders of the Company, the Plan is hereby amended as follows:

1. By deleting the first sentence of Section 4.2 of the Plan and inserting the following language in lieu thereof:

   The aggregate number of Shares with respect to which Awards may be granted under the Plan (including any substitute Awards granted pursuant to Article XII) is 64,144,000.

2. By deleting the second sentence of Section 15.4 of the Plan and inserting the following language in lieu thereof:

   The number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award or which may be repurchased from the Holder of such Award or redeemed in order to satisfy the Holder's Tax-Related Items liabilities with respect to the issuance, vesting, exercise or payment of the Award may be limited to the number of Shares which have a Fair Market Value on the date of withholding, repurchase or redemption equal to the aggregate amount of such liabilities (but not in excess of the maximum amount permitted for tax withholding).

Except as expressly amended hereby, in all other respects, the Plan remains unchanged.

The foregoing amendment was approved and adopted by the Board on March 10, 2017.

WEATHERFORD INTERNATIONAL PLC

By: _____

Name: _____

Title: _____

*   *   *   *   *

ANNEX B – WEATHERFORD INTERNATIONAL PLC 2010 OMNIBUS INCENTIVE PLAN (AS AMENDED AND RESTATED ON JUNE 17, 2014 AND FURTHER AMENDED ON JUNE 16, 2015)

TABLE OF CONTENTS

ARTICLE I
PURPOSE AND DURATION

1.1   **Purpose of the Plan.** The Plan is intended to advance the best interests of the Company, its Affiliates and its shareholders by providing those persons who have substantial responsibility for the management and growth of the Company and its Affiliates with additional performance incentives and an opportunity to obtain or increase their proprietary interest in the Company, thereby encouraging them to continue in their Employment or affiliation with the Company or its Affiliates. The Plan permits the grant of Options, SARs, Restricted Shares, RSUs, Performance Share Awards, Performance Unit Awards, Cash-Based Awards and Other Share-Based Awards. The Plan became effective on the date the Plan was originally approved by the shareholders of the Company (the "***Effective Date***") and was amended and restated on June 17, 2014 (the "***Restatement Date***").

1.2   **Duration of Plan.** The Plan shall continue indefinitely until it is terminated pursuant to Section 14.1. No ISOs may be granted under the Plan on or after the tenth anniversary of the Effective Date. The applicable provisions of the Plan will continue in effect with respect to an Award granted under the Plan for as long as such Award remains outstanding.

ARTICLE II
DEFINITIONS

The words and phrases defined in this Article shall have the meaning set out below throughout the Plan, unless the context in which any such word or phrase appears reasonably requires a broader, narrower or different meaning.

2.1   ***"Act"*** means the Companies Act 2014 of Ireland.

2.2   **"*Affiliate*"** means any Entity that, directly or indirectly, controls, is controlled by, or is under common control with, the Company. For purposes of the preceding sentence, "***control***" (including, with correlative meanings, the terms "***controlled by***" and "***under common control with***"), as used with respect to any Entity, shall mean the possession, directly or indirectly, of the power (a) to vote more than fifty percent (50%) of the securities having ordinary voting power for the election of directors (or other governing body) of the controlled Entity, or (b) to direct or cause the direction of the management and policies of the controlled Entity, whether through the ownership of voting securities, by contract or otherwise.

2.3   ***"Award"*** means, individually or collectively, a grant under the Plan of Options, SARs, Restricted Shares, RSUs, Performance Share Awards, Performance Unit Awards, Other Share-Based Awards and Cash-Based Awards, in each case subject to the terms and provisions of the Plan and any applicable Award Agreement, the consideration for which may be services rendered to the Company and/or its Affiliates.

2.4   ***"Award Agreement"*** means the written or electronic agreement that sets forth the terms and conditions applicable to an Award granted under the Plan.

2.5   ***"Beneficial Owner"*** shall have the meaning set forth in Rule 13d-3 under the Exchange Act.

2.6   ***"Board"*** means the board of directors of the Company.

2.7   ***"Cash-Based Award"*** means an Award granted pursuant to Article XI.

2.8   ***"Change of Control"*** means, unless otherwise set forth in an Award Agreement containing more restrictive language, the occurrence of any event set forth in any one of the following paragraphs:

(a)   any Person is or becomes the Beneficial Owner, directly or indirectly, of twenty percent (20%) or more of either (i) the then outstanding Ordinary Shares of the Company (the "***Outstanding Company Ordinary Shares***") or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "***Outstanding Company Voting Securities***"), excluding any Person who becomes such a Beneficial Owner in connection with a transaction that complies with clauses (i), (ii) and (iii) of paragraph (c) below;

(b)   individuals, who, as of the Effective Date, constitute the Board (the "***Incumbent Board***") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least two-thirds (2/3) of the Incumbent Board shall be considered as though such individual was a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or any other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(c)   the consummation of an acquisition, reorganization, reincorporation, redomestication, merger, amalgamation, consolidation, plan or scheme of arrangement, exchange offer, business combination or similar transaction of the Company or any of its Subsidiaries or the sale, transfer or other disposition of all or substantially all of the Company's Assets (any of which, a "***Corporate Transaction***"), unless, following such Corporate Transaction or series of related Corporate Transactions, as the case may be, (i) all of the individuals and Entities who were the Beneficial Owners, respectively, of the Outstanding Company

Ordinary Shares and Outstanding Company Voting Securities immediately prior to such Corporate Transaction own or beneficially own, directly or indirectly, more than sixty-six and two-thirds percent (66-2/3%) of, respectively, the Outstanding Company Ordinary Shares and the combined voting power of the Outstanding Company Voting Securities entitled to vote generally in the election of directors (or other governing body), as the case may be, of the Entity resulting from such Corporate Transaction (including, without limitation, an Entity (including any new parent Entity) which as a result of such transaction owns the Company or all or substantially all of the Company's Assets either directly or through one (1) or more Subsidiaries or Entities) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Company Ordinary Shares and the Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding any Entity resulting from such Corporate Transaction or any employee benefit plan (or related trust) of the Company or such Entity resulting from such Corporate Transaction) beneficially owns, directly or indirectly, twenty percent (20%) or more of, respectively, the then outstanding shares of common stock of the Entity resulting from such Corporate Transaction or the combined voting power of the then outstanding voting securities of such Entity except to the extent that such ownership existed prior to the Corporate Transaction and (iii) at least a majority of the members of the board of directors (or other governing body) of the Entity resulting from such Corporate Transaction were members of the Incumbent Board at the time of the approval of such Corporate Transaction; or

       (d)   approval or adoption by the Board or the shareholders of the Company of a plan or proposal which could result directly or indirectly in the liquidation, transfer, sale or other disposal of all or substantially all of the Company's Assets or the dissolution of the Company, excluding any transaction that complies with clauses (i), (ii) and (iii) of paragraph (c) above.

2.9   *"Code"* means the United States Internal Revenue Code of 1986, as amended from time to time.

2.10   *"Committee"* means the full Board or a committee of at least two persons who are members of the Board and are appointed by the Board or the Compensation Committee of the Board, or, to the extent it chooses to operate as the Committee, the Compensation Committee of the Board. Each member of the Committee in respect of his or her participation in any decision with respect to an Award intended to satisfy the requirements of Section 162(m) of the Code shall satisfy the requirements of "outside director" status within the meaning of Section 162(m) of the Code; provided, however, that the failure to satisfy such requirement shall not affect the validity of the action of any committee otherwise duly authorized and acting in the matter. As to Awards, grants or other transactions that are authorized by the Committee and that are intended to be exempt under Rule 16b-3 under the Exchange Act, the requirements of Rule 16b-3(d)(1) under the Exchange Act with respect to committee action shall also be intended to be satisfied. For all purposes under the Plan, the Chief Executive Officer of the Company shall be deemed to be the *"Committee"* with respect to Awards granted by him pursuant to and to the extent authorized under Section 4.1.

2.11   *"Company"* means Weatherford International plc, an Irish public limited company, or any successor thereto, or any successor or continuing Entity (by acquisition, reorganization, reincorporation, redomestication, merger, amalgamation, consolidation, plan or scheme of arrangement, exchange offer, business combination or similar transaction of the Company or the sale, transfer or other disposition of all or substantially all of the Company's Assets), including its successor issuer for purposes of Rule 414 under the Securities Act of 1933, as amended.

2.12   *"Company's Assets"* means the assets (of any kind) owned by the Company, including, without limitation, the securities of the Company's Subsidiaries and any of the assets owned by the Company's Subsidiaries.

2.13   *"Consultant"* means any consultant or advisor if (a) the consultant or advisor renders bona fide service to the Company or any Affiliate, (b) the services rendered by the consultant or advisor are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities, and (iii) the consultant or advisor is a natural person.

2.14   *"Covered Employee"* means an Employee who is, or could be, a "covered employee" within the meaning of Section 162(m) of the Code.

2.15   *"Director"* means a director of the Company who is not an Employee.

2.16   *"Disability"* means (a) as it relates to the exercise of an ISO after termination of Employment, a disability within the meaning of Section 22(e)(3) of the Code, and (b) for all other purposes, as determined by the Committee in its discretion exercised in good faith, a physical or mental condition of the Holder that would entitle him to payment of disability income payments under the Company's long-term disability insurance policy or plan for Employees as then in effect; or in the event that the Holder is not covered, for whatever reason, under the Company's long-term disability insurance policy or plan for Employees or in the event the Company does not maintain such a long-term disability insurance policy, "Disability" means a permanent and total disability as defined in section 22(e)(3) of the Code. A determination of Disability may be made by a physician selected or approved by the Committee and, in this respect, the Holder shall submit to an examination by such physician upon request by the Committee.

2.17   *"Dividend Equivalent"* means a payment equivalent in amount to dividends paid to the Company's shareholders in such form and on such terms as the Committee may determine.

2.18   *"Employee"* means a person employed by the Company or any Affiliate.

2.19   *"Employment"* shall be deemed to refer to (a) a Holder's employment if the Holder is an employee of the Company or any of its Affiliates, (b) a Holder's services as a Consultant, if the Holder is consultant to the Company or any of its Affiliates and (c) a Holder's services as a Director, if the Holder is a Director.

2.20   *"Entity"* means any company, corporation, partnership, association, joint-stock company, limited liability company, trust, unincorporated organization or any other entity or organization.

2.21   *"Exchange Act"* means the United States Securities Exchange Act of 1934, as amended from time to time.

2.22   **"Fair Market Value"** of the Shares as of any particular date means (a) if the Shares are traded on a stock exchange, the closing sale price of the Shares on that date as reported on the principal securities exchange on which the Shares are traded, or (b) if the Shares are traded in the over-the-counter market, the average between the high bid and low asked price on that date as reported in such over-the-counter market; provided that (i) if the Shares are not so traded, (ii) if no closing price or bid and asked prices for the Shares were so reported on that date or (iii) if, in the discretion of the Committee, another means of determining the fair market value of a Share at such date shall be necessary or advisable, the Committee may provide for another means for determining such fair market value.

2.23   **"Fiscal Year"** means the Company's fiscal year.

2.24   **"Holder"** means a person who has been granted an Award or any person who is entitled to receive Shares or cash under an Award.

2.25   **"ISO"** means an Option that is intended to be an "incentive stock option" that satisfies the requirements of section 422 of the Code.

2.26   **"NSO"** means an Option that is intended to be a "nonqualified stock option" that does not satisfy the requirements of section 422 of the Code.

2.27   **"Option"** means an option to purchase Shares granted pursuant to Article V.

2.28   **"Option Price"** shall have the meaning ascribed to that term in Section 5.4.

2.29   **"Ordinary Share" or "Ordinary Shares"** means an ordinary share or ordinary shares of the Company, nominal value $0.001 per ordinary share.

2.30   **"Other Share-Based Award"** means an equity-based or equity-related Award not otherwise described by the terms and provisions of the Plan that is granted pursuant to Article X.

2.31   **"Parent Corporation"** means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if, at the time of the action or transaction, each of the corporations other than the Company owns Ordinary Shares possessing fifty percent (50%) or more of the total combined voting power of the Ordinary Shares in one of the other corporations in the chain.

2.32   **"Performance Goals"** means the performance goal or goals described in Section 9.2 applicable to an Award.

2.33   **"Performance Share Award"** means an Award designated as a performance share award granted to a Holder pursuant to Article IX.

2.34   **"Performance Unit Award"** means an Award designated as a performance unit award granted to a Holder pursuant to Article IX.

2.35   **"Period of Restriction"** means the period during which Restricted Shares are subject to a substantial risk of forfeiture (or absolute right of the Company to repurchase or redeem them), whether based on the passage of time, the achievement of performance goals, or upon the occurrence of other events as determined by the Committee, in its discretion.

2.36   **"Person"** shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (a) the Company or any of its Subsidiaries, (b) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Affiliates, (c) an underwriter temporarily holding securities pursuant to an offering by the Company of such securities, or (d) an Entity owned, directly or indirectly, by the shareholders of the Company in the same proportions as their ownership of Ordinary Shares of the Company.

2.37   **"Plan"** means the Weatherford International plc 2010 Omnibus Incentive Plan, as amended from time to time.

2.38   **"Qualified Performance-Based Compensation"** means any compensation that is intended to be "qualified performance-based compensation" as described in Section 162(m) of the Code.

2.39   **"Restricted Shares"** means restricted Shares issued or granted under the Plan pursuant to Article VII.

2.40   **"Restricted Share Award"** means an authorization by the Committee to issue or transfer Restricted Shares to a Holder.

2.41   **"RSU"** means a restricted share unit credited to a Holder's ledger account maintained by the Company pursuant to Article VIII.

2.42   **"RSU Award"** means an Award granted pursuant to Article VIII.

2.43   **"SAR"** means a share appreciation right granted under the Plan pursuant to Article VI.

2.44   **"Section 409A"** means section 409A of the Code and Department of Treasury rules and regulations issued thereunder.

2.45   **"Securities Act"** means the United States Securities Act of 1933, as amended from time to time.

2.46   **"Share"** or **"Shares"** means a Ordinary Share or Ordinary Shares, or, in the event that the Ordinary Shares are later changed into or exchanged for a different class of shares or securities of the Company or another Entity, that other share or security. Shares may be represented by a certificate or by book or electronic entry.

2.47   **"Subsidiary"** or **"Subsidiaries"** or **"Subsidiary Corporation"** means any Entity or Entities which is a subsidiary, or are subsidiaries, of the Company within the meaning of Section 7 of the Act. For purposes of granting an ISO, Subsidiary means any "subsidiary corporation" of the Company as defined in Section 424(f) of the Code and any regulations promulgated thereunder. For purposes of granting NSOs, SARs or other "stock rights," within the meaning of Section 409A of the Code, to a U.S. Taxpayer, an entity may not be considered a Subsidiary if the Ordinary Shares will not be treated as "service recipient stock" of such entity under Section 409A of the Code. When the term "Subsidiary Corporation" is used, references to "corporation" or "corporations" shall be substituted for references to "Entity" and "Entities" each place such references appear in the preceding clause.

2.48   *"Substantial Risk of Forfeiture"* shall have the meaning ascribed to that term in section 409A of the Code and Department of Treasury guidance issued thereunder.

2.49   *"Tax-Related Items"* means (a) federal, state, and local taxes and taxes imposed by any jurisdiction (including but not limited to, income tax, social security or insurance contributions, payroll tax, fringe benefits tax, payment on account, employment tax obligations, stamp taxes, and any other taxes that may be due) required by law to be withheld and (b) any employer tax liability shifted to a Holder.

2.50   *"Ten Percent Shareholder"* means an individual who, at the time the Option is granted, owns more than ten percent (10%) of the total combined voting power of all classes of shares or series of shares of the Company or of any Parent Corporation or Subsidiary Corporation. An individual shall be considered as owning the shares owned, directly or indirectly, by or for his brothers and sisters (whether by the whole or half blood), spouse, ancestors and lineal descendants; and shares owned, directly or indirectly, by or for an Entity or estate, shall be considered as being owned proportionately by or for its shareholders, partners or beneficiaries.

2.51   *"Termination of Employment"* means, in the case of an Award other than an ISO, the termination of the Award recipient's Employment or service relationship with the Company and all Affiliates which, in the case of an Award subject to Section 409A, will be deemed to occur on the date of the Award recipient's "separation from service" within the meaning of Section 409A. "Termination of Employment" means, in the case of an ISO, the termination of the Holder's Employment relationship with all of the Company, any Parent Corporation, any Subsidiary Corporation and any corporation or parent or subsidiary corporation (within the meaning of section 422(a)(2) of the Code) of any such corporation that issues or assumes an ISO in a transaction to which section 424(a) of the Code applies. The Committee will have the sole direction to determine whether and for what reason a Holder has terminated Employment or service with the Company or any Affiliate and the effective date on which the Holder terminated Employment or services with the Company or any Affiliate (the "**Termination Date**"), subject to compliance with section 409A of the Code.

2.52   *"U.S. Taxpayer"* means a person who is, or may be, subject to taxation under the laws of the United States or a political subdivision thereof.

ARTICLE III
ELIGIBILITY AND PARTICIPATION

3.1   **Eligibility.** Except as otherwise specified in this Section 3.1, the persons who are eligible to receive Awards under the Plan are Employees, Directors and other individual service providers of the Company (including Consultants) or of any Affiliate. Awards other than Options, SARs, Performance Share Awards, or Performance Unit Awards may also be granted to a person who is expected to become an Employee within six months, to the extent permitted under applicable securities or exchange control laws or stock eligibility and regulations. In no event will an ISO be granted to any person other than an Employee.

3.2   **Participation.** Subject to the terms and provisions of the Plan, the Committee may, from time to time, select the persons to whom Awards shall be granted and shall determine the nature and amount of each Award. No person shall have any right to be granted an Award pursuant to the Plan.

ARTICLE IV
GENERAL PROVISIONS RELATING TO AWARDS

4.1   **Authority to Grant Awards.** The Committee may grant Awards to those eligible persons as the Committee shall from time to time determine, under the terms and conditions of the Plan. Subject only to any applicable limitations set out in the Plan, the number of Shares or other value to be covered by any Award to be granted under the Plan shall be as determined by the Committee in its sole discretion. To the extent permitted by applicable Irish and United States law, the Committee may from time to time authorize the Chief Executive Officer or another senior officer of the Company to grant Awards to eligible persons who are not officers or Directors of the Company subject to the provisions of Section 16 of the Exchange Act and as inducements to hire prospective Employees who will not be officers or directors of the Company subject to the provisions of Section 16 of the Exchange Act, including other applicable law. For the avoidance of doubt, provided it meets the limitations in this Section 4.1, this delegation shall include the right to grant, amend, exchange, replace, buyout, redeem, surrender, forfeit or cancel Awards as necessary to accommodate changes in the laws or regulations, including in jurisdictions outside the United States and Ireland. Any delegation shall be subject to the restrictions and limits that the Committee specifies at the time of such delegation, and the Committee may at any time rescind the authority so delegated or appoint a new delegate, and at all times, the delegate appointed under this Section 4.1 shall serve in such capacity at the pleasure of the Committee.

4.2   **Dedicated Shares; Maximum Awards.** The aggregate number of Shares with respect to which Awards may be granted under the Plan (including any substitute Awards granted pursuant to Article XII) is 43,144,000. The maximum number of Shares with respect to which Options or SARs may be granted to an Employee during a Fiscal Year is two million. Each of the foregoing numerical limits stated in this Section 4.2 shall be subject to adjustment in accordance with the provisions of Section 4.5. If Shares are not issued or are withheld from payment of an Award to satisfy Tax-Related Items with respect to the Award, such Shares will not be added back to the aggregate number of Shares with respect to which Awards may be granted under the Plan but will count against the aggregate number of Shares with respect to which Awards may be granted under the Plan. If Shares are tendered in payment of an Option Price of an Option or the purchase price for Restricted Shares, RSUs, Performance Share Awards, Performance Unit Awards, Other Share-Based Awards, such Shares will not be added back to the aggregate number of Shares with respect to which Awards may be granted under the Plan. To the extent that any outstanding Award is forfeited or cancelled for any reason without the payment of consideration, the Shares allocable to such portion of the Award may again be subject to an Award granted under the Plan. When a SAR is settled or could be settled in Shares, the number of Shares subject to the SAR under the SAR Award Agreement will be counted against the aggregate number of Shares with respect to which Awards may be granted under the Plan as one Share for every Share subject to the SAR, regardless of the number of Shares (if any) used to settle the SAR upon exercise. Notwithstanding any contrary provision in the Plan, where it is intended to comply with Section 162(m) of the Code, the maximum number of Shares with respect to one or more Awards that may be granted to any one Holder during any calendar year shall be two million Shares per Fiscal Year and the maximum amount that may be paid in cash during any calendar year with respect to any Award (including, without limitation, any performance-based Award) shall be $25 million. To the extent required by Section 162(m) of the Code or the Department of Treasury regulations thereunder, in applying the foregoing limitations with respect to a Holder, if any Option or SAR is canceled, the canceled Option or SAR shall continue to count against the maximum number of Shares with respect to which Options and SARs may be granted to the Holder. For this purpose, the repricing of an Option or, in the case of a SAR, the reduction of the base amount on which the share appreciation is calculated in order to reflect a reduction in the Fair Market Value of the Ordinary Shares shall be treated as the cancellation of the existing Option or SAR and the grant of a new Option or SAR, as applicable.

4.3 **Non-Transferability.** Except as specified in the applicable Award Agreements or as otherwise determined by the Committee, an Award shall not be transferable by the Holder other than by will or under the laws of descent and distribution, and shall be exercisable, during the Holder's lifetime, only by him or her. Any attempted assignment of an Award in violation of this Section 4.3 shall be null and void. In the discretion of the Committee, any attempt to transfer an Award other than under the terms of the Plan and the applicable Award Agreement may terminate the Award. No ISO granted under the Plan may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all ISOs granted to an Employee under the Plan shall be exercisable during his or her lifetime only by the Employee, and after that time, by the Employee's heirs or estate.

4.4 **Requirements of Law.** The obligation of the Company to make payment of Awards in Shares or otherwise shall be subject to all applicable securities and exchange control laws, rules, and regulations of Ireland and the United States and jurisdictions outside of Ireland and United States, and to such approvals by government agencies, including government agencies in jurisdictions outside of Ireland and the United States, in each case as may be required or as the Company deems necessary or advisable. Without limiting the foregoing, the Company shall have no obligation to issue or deliver evidence of title for Shares subject to Awards granted hereunder prior to (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable, (b) completion of any registration or other qualification with respect to the Shares under any applicable securities and exchange control law in Ireland or the United States or in a jurisdiction outside of Ireland or the United States or ruling of any governmental body that the Company determines to be necessary or advisable or at a time when any such registration or qualification is not current, has been suspended or otherwise has ceased to be effective, or (c) confirming, with advice of counsel, that the issuance or delivery is in compliance with all applicable securities and exchange control laws, regulations of governmental authorities and, if applicable, the requirements of any securities exchange on which the Shares are listed or traded. The Committee may require that a Holder make such reasonable covenants, agreements, and representations as the Committee, in its discretion, deems advisable to comply with applicable securities and exchange control laws, rules, and regulations of Ireland and the United States and jurisdictions outside of Ireland and United States. The Committee shall have the right to require any Holder to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee. The inability or impracticability of the Company to obtain or maintain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained. The Company shall be under no obligation to register Shares issued or paid pursuant to the Plan under the Securities Act. If the Shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act, the Company may restrict the transfer of such Shares in such manner as it deems advisable to ensure the availability of any such exemption.

4.5 **Changes in the Company's Capital Structure; Change of Control.**

Notwithstanding any contrary provision in the Plan, the following provisions shall apply to all Awards granted under the Plan:

(a) **Generally.** In the event of any change in the Ordinary Share capital of the Company after the Effective Date by reason of any Share dividend or split, reverse split, recapitalization, reorganization, reincorporation, redomestication, merger, amalgamation, consolidation, plan or scheme of arrangement, exchange offer, business combination or similar transaction of the Company, or exchange of Shares or other corporate exchange, or any distribution to shareholders of Shares (including stock dividends) other than regular cash dividends, or any transaction similar to the foregoing, the Committee shall substitute or adjust proportionately, in its sole discretion, (i) the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 4.2), (ii) the number and kind of shares (or other securities or property) subject to outstanding Awards, (iii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto), (iv) the Option Price or purchase price per Share for any outstanding Awards under the Plan, (v) the maximum number of Shares for which Options or SARs may be granted during a Fiscal Year to any Holder, (vi) the maximum amount of Awards described under Article IX that may be granted or paid during a Fiscal Year, and/or (vii) any other affected terms of such Awards. Any adjustment affecting an Award intended as Qualified Performance-Based Compensation shall be made consistent with the requirements of Section 162(m) of the Code. Any adjustment affecting an Award that is subject to Section 409A of the Code shall be made consistent with the requirements of Section 409A. An adjustment under this provision may have the effect of reducing the price at which Ordinary Shares may be acquired to less than their nominal value (the "*Shortfall*"), but only if and to the extent that the Committee shall be authorized to capitalize from the reserves of the Company a sum equal to the Shortfall and to apply that sum in paying up that amount on the Ordinary Shares.

(b) **Change of Control.** In the event of a Change of Control after the Effective Date, (i) if determined by the Committee in the applicable Award Agreement or otherwise (including in conjunction with such transaction), any outstanding Awards then held by Holders which are unexercisable or otherwise unvested or subject to lapse restrictions shall automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such Change of Control and (ii) the Committee may, but shall not be obligated to, (1) accelerate, vest or cause the restrictions to lapse with respect to all or any portion of an Award subject to compliance with Section 409A of the Code, (2) cancel such Awards for fair value (as determined in the sole discretion of the Committee) which, in the case of Options and SARs, may equal the excess, if any, of the value of the consideration to be paid in the Change of Control transaction to holders of the same number of Shares as the number of Shares subject to such Options or SARs (or, if no consideration is paid in any such transaction, the Fair Market Value of the Shares subject to such Options or SARs) over the aggregate exercise price of such Options or SARs, (3) provide for the issuance of substitute Awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted hereunder as determined by the Committee in its sole discretion (including by receipt of awards for shares or stock of any Entity resulting from or otherwise relating to the Change of Control), or (4) provide that for a period of at least 15 days prior to the Change of Control, such Options shall be exercisable as to all shares subject thereto and that upon the occurrence of the Change of Control, such Options shall terminate and be of no further force and effect.

4.6   **Election Under Section 83(b) of the Code.** Any Holder who makes an election under section 83(b) of the Code with respect to any Award shall be required to promptly notify the Chief Financial Officer or General Counsel of the Company of such election.

4.7   **Forfeiture for Cause.** Notwithstanding any other provision of the Plan or an Award Agreement, if the Committee finds by a majority vote that a Holder, before or after his Termination of Employment, (a) committed fraud, embezzlement, theft, felony or an act of dishonesty in the course of his Employment by the Company or an Affiliate which conduct damaged the Company or an Affiliate or (b) disclosed trade secrets of the Company or an Affiliate, then as of the date the Committee makes its finding, any Awards awarded to the Holder that have not been exercised by the Holder (including all Awards that have not yet vested) will be forfeited to the Company (including by way of an absolute right of the Company to purchase, redeem or obligate the transfer of any issued Shares or rights to subscribe therefore for such consideration, if any, as the Committee may determine in its sole discretion). The findings and decision of the Committee with respect to such matter, including those regarding the acts of the Holder and the damage done to the Company, will be final for all purposes. No decision of the Committee, however, will affect the finality of the discharge of the individual by the Company or an Affiliate.

4.8   **Forfeiture Events.** The Committee may specify in an Award Agreement that the Holder's rights, payments, and benefits with respect to an Award shall be subject to reduction, redemption, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, Termination of Employment for cause, termination of the Holder's provision of services to the Company or its Affiliates, violation of material policies of the Company and its Affiliates, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Holder, or other conduct by the Holder that is detrimental to the business or reputation of the Company and its Affiliates.

4.9   **Award Agreements.** The Award Agreement shall be signed by an executive officer of the Company, other than the Holder, on behalf of the Company, and may be signed by the Holder to the extent required by the Committee. However, the date of grant of any Award for all purposes shall be the date such Award is approved by the Committee (or approved by the Chief Executive Officer for grants pursuant to the authorization permitted under Section 4.1) or such later date as is specified in the relevant approval, and not the date the Award Agreement is signed. The Award Agreement may specify the effect of a Change of Control on the Award. The Award Agreement may contain any other provisions that the Committee in its discretion shall deem advisable which are not inconsistent with the terms and provisions of the Plan, including but not limited to any country-specific terms and conditions of the Awards.

4.10   **Amendments of Award Agreements.** The terms of any outstanding Award under the Plan may be amended from time to time by the Committee, or an authorized delegate, in its discretion in any manner that it deems appropriate and that is consistent with the terms of the Plan. However, no such amendment shall adversely affect in a material manner any right of a Holder without his or her written consent. Except as specified in Section 4.5(a), the Committee may not directly or indirectly lower the exercise price of a previously granted Option or the grant price of a previously granted SAR.

4.11   **Rights as Shareholder.** A Holder shall not have any rights as a shareholder with respect to Shares covered by an Option, a SAR, an RSU, a Performance Share Unit, or an Other Share-Based Award until the date, if any, such Shares are issued by the Company; and, except as otherwise provided in Section 4.5, no adjustment for dividends, or otherwise, shall be made if the record date therefor is prior to the date of issuance of such Shares.

4.12   **Issuance of Shares.** Shares, when issued, may be represented by a certificate or by book or electronic entry.

4.13   **Restrictions on Shares Received.** Subject to applicable Irish, United States or other applicable laws, the Committee may impose such conditions and/or restrictions on any Shares issued pursuant to an Award as it may deem necessary or advisable for legal or administrative reasons. These restrictions may include, but shall not be limited to, a requirement that the Holder hold the Shares for a specified period of time.

4.14   **Compliance With Section 409A.** The Plan and all Awards made hereunder shall be interpreted, construed and operated to reflect the intent of the Company that all aspects of the Plan and the Awards shall be interpreted either to be exempt from the provisions of Section 409A of the Code or, to the extent subject to Section 409A of the Code, comply with Section 409A of the Code and any regulations and other guidance thereunder. This Plan or an Award may be amended at any time, without the consent of any party, to avoid the application of Section 409A of the Code in a particular circumstance or that is necessary or desirable to satisfy any of the requirements under Section 409A of the Code, but the Company shall not be under any obligation to make any such amendment. The exercisability of an Option shall not be extended to the extent that such extension would subject the Holder to additional taxes under Section 409A. Notwithstanding other provisions of the Plan or any Award Agreements thereunder, no Award shall be granted, deferred, accelerated, extended, paid out or modified under this Plan in a manner that would be expected to result in the imposition of an additional tax under Section 409A upon a Holder. In the event that it is reasonably determined by the Committee that, as a result of Section 409A, payments in respect of any Award under the Plan may not be made at the time contemplated by the terms of the Plan or the relevant Award Agreement, as the case may be, without causing the Holder of such Award to be subject to taxation under Section 409A, the Company will make such payment on the first day that would not result in the Holder incurring any tax liability under Section 409A. Anything contrary in this Plan notwithstanding, if an Award constitutes an item of deferred compensation under Section 409A of the Code and becomes payable by reason of a Holder's Termination of Employment, it shall not be paid to the Holder unless the Holder's Termination of Employment constitutes a "separation from service" (within the meaning of Section 409A of the Code and any regulations or other guidance thereunder). In addition, no such payment or distribution shall be made to the Holder prior to the earlier of (a) the expiration of the six month period measured from the date of the Holder's separation from service or (b) the date of the Holder's death, if the Holder is deemed at the time of such separation from service to be a "specified employee" (within the meaning of Section 409A of the Code and any regulations or other guidance thereunder) and to the extent such delayed commencement is otherwise required in order to avoid a prohibited distribution under Section 409A of the Code and any regulations or other guidance thereunder. Except as provided in an Award Agreement, all payments which had been delayed pursuant to the immediately preceding sentence shall be paid to the Holder in a lump sum upon expiration of such six month period (or, if earlier, upon the Holder's death).

ARTICLE V
OPTIONS

5.1   **Authority to Grant Options.** Subject to the terms and provisions of the Plan, the Committee, at any time, and from time to time, may grant Options under the Plan to eligible persons in such number and upon such terms as the Committee shall determine.

5.2   **Type of Options Available.** Options granted under the Plan may be NSOs or ISOs.

5.3   **Option Agreement.** Each Option grant under the Plan shall be evidenced by an Award Agreement that shall specify (a) whether the Option is intended to be an ISO or an NSO, (b) the Option Price, (c) the duration of the Option, (d) the number of Shares to which the Option pertains, (e) the exercise restrictions applicable to the Option and (f) such other provisions as the Committee shall determine that are not inconsistent with the terms and provisions of the Plan. Notwithstanding the designation of an Option as an ISO in the applicable Option Agreement, to the extent the limitations of Section 5.9 of the Plan are exceeded with respect to the Option, the portion of the Option in excess of the limitation shall be treated as a NSO.

5.4   **Option Price.** Except as otherwise specified in Section 4.5(a), the price at which Shares may be purchased under an Option (the *"Option Price"*) shall not be less than the higher of one hundred percent (100%) of the Fair Market Value of the Shares on the date the Option is granted or the nominal value. However, in the case of a Ten Percent Shareholder, the Option Price for an ISO shall not be less than one hundred and ten percent (110%) of the Fair Market Value of the Shares on the date the ISO is granted. Subject to the limitations set forth in the preceding sentences of this Section 5.4, the Committee shall determine the Option Price for each grant of an Option under the Plan.

5.5   **Duration of Option.** An Option shall not be exercisable after the earlier of (a) the general term of the Option specified in the applicable Award Agreement (which shall not exceed ten years) or (b) the period of time specified in the applicable Award Agreement that follows the Holder's Termination of Employment or severance of affiliation relationship with the Company. Unless the applicable Award Agreement specifies a shorter term, in the case of an ISO granted to a Ten Percent Shareholder, the Option shall expire on the fifth anniversary of the date the Option is granted.

5.6   **Exercise of Option.**

(a)   **General Method of Exercise.** Subject to the terms and provisions of the Plan and the applicable Award Agreement, Options may be exercised in whole or in part from time to time by the delivery of written notice in the manner designated by the Committee stating (i) that the Holder wishes to exercise such Option on the date such notice is so delivered, (ii) the number of Shares with respect to which the Option is to be exercised and (iii) the address to which any certificate representing such Shares should be mailed. The Committee shall determine the methods by which the Option Price of an Option and applicable withholding of Tax-Related Items may be paid and the form of payment, as shall be set forth in the Award Agreement, including, without limitation: (1) cash, certified check, bank draft or postal or express money order for an amount equal to the Option Price under the Option, (2) an election to make a cashless exercise through a registered broker-dealer (if approved in advance by the Committee or an executive officer of the Company) or (3) any other form of payment (including net-settlement in Shares pursuant to which the number of Shares issuable upon exercise of the Option shall be reduced by the largest whole number of Shares having an aggregate Fair Market Value that does not exceed the aggregate Option Price (plus Tax-Related Items withholdings, if applicable) and any remaining balance of the aggregate Option Price (and/or applicable Tax-Related Items withholdings) not satisfied by such reduction in the number of whole Shares to be issued shall be paid by Holder in cash or other form of payment approved by the Committee.) which is acceptable to the Committee. Under no circumstances may net-settlement be used to pay the nominal value for any Shares. Notwithstanding any contrary provision of the Plan, no Holder who is a Director or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the Option Price of an Option, or continue any extension of credit with respect to the Option Price of an Option with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

(b)   **Exercise Through Third-Party Broker.** The Committee may permit or require a Holder to pay the Option Price and any applicable Tax-Related Items resulting from such exercise by authorizing a third-party broker to sell all or a portion of the Shares acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the Option Price and any applicable Tax-Related Items resulting from such exercise.

5.7   **Notification of Disqualifying Disposition.** If any Holder shall make any disposition of Shares issued pursuant to the exercise of an ISO under the circumstances described in section 421(b) of the Code (relating to certain disqualifying dispositions), such Holder shall notify the Company of such disposition within ten days thereof.

5.8   **No Rights as Shareholder.** A Holder shall not have any rights as a shareholder with respect to Shares covered by an Option until the date such Shares are issued by the Company; and, except as otherwise provided in Section 4.5(a), no adjustment for dividends, or otherwise, shall be made if the record date therefor is prior to the date of issuance of such Shares.

5.9   **$100,000 Limitation on ISOs.** To the extent that the aggregate Fair Market Value of Shares with respect to which ISOs first become exercisable by a Holder in any calendar year exceeds $100,000, taking into account both Shares subject to ISOs under the Plan and Shares subject to ISOs under all other plans of the Company, such Options shall be treated as NSOs. For this purpose, the "***Fair Market Value***" of the Shares subject to Options shall be determined as of the date the Options were awarded. In reducing the number of Options treated as ISOs to meet the $100,000 limit, the most recently granted Options shall be reduced first. To the extent a reduction of simultaneously granted Options is necessary to meet the $100,000 limit, the Committee may, in the manner and to the extent permitted by law, designate which Shares are to be treated as shares acquired pursuant to the exercise of an ISO.

ARTICLE VI
SHARE APPRECIATION RIGHTS

6.1   **Authority to Grant SAR Awards.** Subject to the terms and provisions of the Plan, the Committee, at any time, and from time to time, may grant SARs under the Plan to eligible persons in such number and upon such terms as the Committee shall determine. Subject to the terms and conditions of the Plan, the Committee shall have complete discretion in determining the number of SARs granted to each Holder and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such SARs.

6.2   **General Terms.** Subject to the terms and conditions of the Plan, a SAR granted under the Plan shall confer on the recipient a right to receive, upon exercise thereof, an amount equal to the excess of (a) the Fair Market Value of one Share on the date of exercise over (b) the grant price of the SAR, which shall not be less than one hundred percent (100%) of the Fair Market Value of one Share on the date of grant of the SAR.

6.3   **SAR Agreement.** Each Award of SARs granted under the Plan shall be evidenced by an Award Agreement that shall specify (a) the grant price of the SAR, (b) the term of the SAR, (c) the vesting and termination provisions of the SAR and (d) such other provisions as the Committee shall determine that are not inconsistent with the terms and provisions of the Plan. The Committee may impose such additional conditions or restrictions on the exercise of any SAR as it may deem appropriate.

6.4   **Term of SAR.** The term of a SAR granted under the Plan shall be determined by the Committee, in its sole discretion; provided that no SAR shall be exercisable on or after the tenth anniversary date of its grant.

6.5   **Exercise of SAR.** A SAR may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes, provided, however, the exercise price per Share shall be no less than the higher of (a) one hundred percent (100%) of the Fair Market Value per Share and (b) the nominal value of the Shares or such higher price as required by Irish law on the date of grant of the SAR.

6.6   **Payment of SAR Amount.** Upon the exercise of a SAR, a Holder shall be entitled to receive payment from the Company in an amount determined by multiplying the excess of the Fair Market Value of a Share on the date of exercise over the grant price of the SAR by the number of Shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment upon SAR exercise may be in cash, in Shares of equivalent value, in some combination thereof or in any other manner approved by the Committee in its sole discretion. The Committee's determination regarding the form of SAR payout shall be set forth in the Award Agreement pertaining to the grant of the SAR.

6.7   **Termination of Employment.** Each Award Agreement shall set forth the extent to which the Holder of a SAR shall have the right to exercise the SAR following the Holder's Termination of Employment. Such provisions shall be determined in the sole discretion of the Committee, may be included in the Award Agreement entered into with the Holder, need not be uniform among all SARs issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

ARTICLE VII
RESTRICTED SHARE AWARDS

7.1   **Restricted Share Awards.** The Committee may make Awards of Restricted Shares to eligible persons selected by it. The amount of, the vesting and the transferability restrictions applicable to any Restricted Share Award shall be determined by the Committee in its sole discretion. If the Committee imposes vesting or transferability restrictions on a Holder's rights with respect to Restricted Shares, the Committee may issue such instructions to the Company's share transfer agent in connection therewith as it deems appropriate. The Committee may also cause any certificate for Shares issued pursuant to a Restricted Share Award to be imprinted with any legend which counsel for the Company considers advisable with respect to the restrictions or, should the Shares be represented by book or electronic entry rather than a certificate, the Company may take such steps to restrict transfer of the Shares as counsel for the Company considers necessary or advisable to comply with applicable law.

7.2   **Restricted Share Award Agreement.** Each Restricted Share Award shall be evidenced by an Award Agreement that contains any vesting, transferability restrictions and other provisions as the Committee may specify.

7.3   **Purchase Price.** At the time of the grant of Restricted Share Award, the Committee shall determine the price, if any, to be paid by the Holder for each Share subject to the Restricted Share Award. The price to be paid by the Holder for each Share subject to the Restricted Shares shall not be less than the nominal value of a Share (or such higher amount required by applicable Irish law). The purchase price of Shares acquired pursuant to Restricted Share Award shall be paid or redeemed by a non-Irish incorporated Subsidiary on behalf of the Holder designated by the Committee or by the Holder through one or more of the following methods (a) in cash or (b) in any other form of legal consideration that may be acceptable to the Committee in its sole discretion and in compliance with applicable Irish law.

7.4   **Holder's Rights as Shareholder.** Subject to the terms and conditions of the Plan, each recipient of a Restricted Share Award shall have all the rights of a shareholder with respect to any issued Restricted Shares included in the Restricted Share Award during the Period of Restriction established for the Restricted Share Award. Unless otherwise provided in an Award Agreement, dividends paid with respect to Restricted Shares in cash or property other than Shares or rights to acquire Shares or bonus issues shall be paid to the recipient of the Restricted Share Award currently. Dividends paid in Shares or rights to acquire Shares shall be added to and become a part of the Restricted Shares. During the Period of Restriction, certificates representing the Restricted Shares shall be registered in the Holder's name and bear a restrictive legend to the effect that ownership of such Restricted Shares, and the enjoyment of all rights appurtenant thereto, are subject to the restrictions, terms, and conditions provided in the Plan and the applicable Award Agreement. Such certificates shall be deposited by the recipient with the Secretary of the Company or such other officer of the Company as may be designated by the Committee, together with all share transfer forms or other instruments of assignment, each endorsed in blank, which will permit transfer to or purchase or redemption by the Company of all or any portion of the Restricted Shares which shall be forfeited in accordance with the Plan and the applicable Award Agreement.

7.5   **Minimum Vesting Period.** Any Restricted Share Award granted under the Plan shall have a minimum vesting period (which may vest in ratable increments or other increments not greater than what would be available if made in ratable increments) of not less than three years, except that no minimum vesting period shall apply to any Restricted Share Award made in lieu of salary, cash bonuses or a Director's annual compensation. The Committee shall not exercise discretion to accelerate vesting of a Restricted Share Award, except in the case of a Holder's death, Disability, retirement, or as otherwise permitted under Section 4.5. The limitations described in this Section 7.5 shall not apply to a Restricted Share Award, or to the Committee's exercise of discretion to accelerate vesting of a Restricted Share Award, provided (a) the Award is granted by the Committee (consisting entirely of "independent directors" within the meaning of the New York Stock Exchange's listed company rules), and (b) (i) the Shares issuable pursuant to Awards that do not comply with the minimum vesting requirements described in the first sentence of this Section 7.5, or the minimum vesting requirements of Sections 8.9, 9.7 and 10.6, as applicable, and (ii) the Shares issued or issuable pursuant to Restricted Share Awards, RSU Awards, Performance Share Awards, Performance Unit Awards, and Other Share-Based Awards with respect to which accelerated vesting at the Board's discretion has actually occurred other than as a result of the Holder's death, Disability, retirement or as otherwise permitted under Section 4.5, collectively, do not exceed five percent (5%) of the Shares authorized for grant under the Plan.

ARTICLE VIII
RESTRICTED SHARE UNIT AWARDS

8.1   **Authority to Grant RSU Awards.** Subject to the terms and provisions of the Plan, the Committee, at any time, and from time to time, may grant RSU Awards under the Plan to eligible persons in such amounts and upon such terms as the Committee shall determine. The amount of, the vesting and the transferability restrictions applicable to any RSU Award shall be determined by the Committee in its sole discretion. The Committee shall maintain a bookkeeping ledger account that reflects the number of RSUs credited under the Plan for the benefit of a Holder.

8.2   **RSU Award.** An RSU Award shall be similar in nature to a Restricted Share Award except that no Shares are actually issued or transferred to the Holder until a later date specified in the applicable Award Agreement. Each RSU shall have a value equal to the Fair Market Value of a Share.

8.3   **RSU Award Agreement.** Each RSU Award shall be evidenced by an Award Agreement that contains any Substantial Risk of Forfeiture, transferability restrictions, form and time of payment provisions and other provisions not inconsistent with the Plan as the Committee may specify.

8.4   **Purchase Price.** At the time of the grant of each RSU Award, the Committee shall determine the price, if any, to be paid by the Holder for each Share subject to the RSU Award. The price to be paid by the Holder for each Share subject to the RSU Award shall not be less than the nominal value of a Share (or such higher amount required by applicable Irish law). The purchase price of Share acquired pursuant to the RSU Award shall be paid by a non-Irish incorporated Subsidiary on behalf of the Holder as designated by the Committee or by the Holder through one or more of the following methods (a) in cash or (b) in any other form of legal consideration that may be acceptable to the Committee in its sole discretion and in compliance with applicable Irish law.

8.5   **Dividend Equivalents.** An Award Agreement for an RSU Award may specify that the Holder shall be entitled to receive, currently or on a deferred basis, a Dividend Equivalent, cash, Shares or other property with respect to the number of Shares covered by the RSU Award, as determined by the Committee, in its sole discretion. The right of U.S. Taxpayers to receive Dividend Equivalents or other dividends or payments shall be treated as a separate Award and such Dividend Equivalents or other dividends or payments for such U.S. Taxpayers, if any, shall be credited to a notional account maintained by the Company or paid, as of the dividend payment dates during the period between the date of grant and the date the Award is exercised, vested, expired, credited or paid, as applicable and shall be subject to such limitations as may be determined by the Committee. If the Award is a performance-based Award, the Dividend Equivalents will be subject to the same performance conditions of the Award and the Holder shall not be entitled to such Dividend Equivalents unless the performance conditions of the Award have been met. The Committee may provide that such amounts and Dividend Equivalents (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested and may provide that such amounts and Dividend Equivalents are subject to the same vesting conditions as the underlying Award.

8.6   **Form of Payment Under RSU Award.** Payment under an RSU Award shall be made in either cash or Shares, or any combination thereof, as specified in the applicable Award Agreement.

8.7   **Time of Payment Under RSU Award.** A Holder's payment under an RSU Award shall be made at such time as is specified in the applicable Award Agreement. The Award Agreement shall specify that the payment will be made (a) by a date that is no later than the date that is two and one-half months after the end of the Fiscal Year in which the RSU Award payment is no longer subject to a Substantial Risk of Forfeiture or (b) at a time that is permissible under Section 409A.

8.8   **No Rights as Shareholder.** Each recipient of a RSU Award shall have no rights of a shareholder with respect to any Shares underlying such RSUs until such date as the underlying Shares are issued.

8.9   **Minimum Vesting Period.** Any RSU Award granted under the Plan shall have a minimum vesting period (which may vest in ratable increments or other increments not greater than what would be available if made in ratable increments) of not less than three years, except that no minimum vesting period shall apply to any Restricted Share Award made in lieu of salary, cash bonuses or a Director's annual compensation. The Committee shall not exercise discretion to accelerate vesting of an RSU Award, except in the case of a Holder's death, Disability, retirement, or as otherwise permitted under Section 4.5. The limitations described in this Section 8.9 shall not apply to an RSU Award, or to the Committee's exercise of discretion to accelerate vesting of an RSU Award, provided (a) the Award is granted by the Committee (consisting entirely of "independent directors" within the meaning of the New York Stock Exchange's listed company rules), and (b) (i) the Shares issuable pursuant to Awards that do not comply with the minimum vesting requirements described in the first sentence of this Section 8.9, or the minimum vesting requirements of Sections 7.5, 9.7 and 10.6, as applicable, and (ii) the Shares issued or issuable pursuant to Restricted Share Awards, RSU Awards, Performance Share Awards, Performance Unit Awards, and Other Share-Based Awards with respect to which accelerated vesting at the Board's discretion has actually occurred other than as a result of the Holder's death, Disability, retirement or as otherwise permitted under Section 4.5, collectively, do not exceed five percent (5%) of the Shares authorized for grant under the Plan.

ARTICLE IX
PERFORMANCE SHARE AWARDS AND PERFORMANCE UNIT AWARDS

9.1 **Authority to Grant Performance Share Awards and Performance Unit Awards.** Subject to the terms and provisions of the Plan, the Committee, at any time, and from time to time, may grant Performance Share Awards and Performance Unit Awards under the Plan to eligible persons in such amounts and upon such terms as the Committee shall determine. The amount of, the vesting and the transferability restrictions applicable to any Performance Share Award or Performance Unit Award shall be based upon the attainment of such Performance Goals as the Committee may determine. If the Committee imposes vesting or transferability restrictions on a Holder's rights with respect to Performance Share or Performance Unit Awards, the Committee may issue such instructions to the Company's share transfer agent in connection therewith as it deems appropriate. The Committee may also cause any certificate for Shares issued pursuant to a Performance Share or Performance Unit Award to be imprinted with any legend which counsel for the Company considers advisable with respect to the restrictions or, should the Shares be represented by book or electronic entry rather than a certificate, the Company may take such steps to restrict transfer of the Shares as counsel for the Company considers necessary or advisable to comply with applicable law.

9.2 The Committee may, in its sole discretion, grant Performance Share Awards and Performance Unit Awards that are either intended to be Qualified Performance-Based Compensation or are not intended to so qualify. To the extent that a Performance Share Award or Performance Unit Award is intended to be Qualified Performance-Based Compensation, such Award and the corresponding Performance Goals shall meet the requirements set forth in clause (a) through (d) below. To the extent that a Performance Share Award or Performance Unit Award is not intended to be Qualified Performance-Based Compensation, such Award and the corresponding Performance Goals shall meet the requirements set forth in clauses (a) and (d) below, except that the Performance Goals may be based on other quantifiable business criteria and except as otherwise provided in an Award Agreement.

(a) **Performance Goals.** A Performance Goal must be objective such that a third party having knowledge of the relevant facts could, at the end of the measurement period, determine whether the goal has been met in fact. Such a Performance Goal may be based on one or more business criteria that apply to the Holder and may include business criteria for one or more business units of the Company, the Company, or the Company and one or more of its Affiliates. The Performance Goal will be established by the Committee in its sole discretion based on measurements using one or more of the following business criteria: revenue, cost of sales, direct costs, gross margin, selling and general expense, operating income, EBITDA (earnings before interest, taxes, depreciation and amortization), depreciation, amortization, interest expense, EBT (earnings before taxes), net income, net income from continuing operations, earnings per share, cash, accounts receivable, inventory, total current assets, fixed assets (gross or net), goodwill, intangibles, total long-term assets, accounts payable, total current liabilities, debt, net debt (debt less cash), long-term liabilities, shareholders equity, total shareholder return, operating working capital (accounts receivable plus inventory less accounts payable), working capital (total current assets less total current liabilities), operating cash flow, total cash flow, capital expenditures, share price, market share, shares outstanding, market capitalization, or number of employees. The Performance Goal established by the Committee may also be based on a return or rates of return using any of the foregoing criteria and including a return or rates of return based on revenue, earnings, capital, invested capital, cash, cash flow, assets, net assets, equity or a combination or ratio therefrom. The criteria selected by the Committee may be used to calculate a ratio or may be used as a cumulative or an absolute measure or as a measure of comparative performance relative to a peer group of companies, an index, budget, prior period, or combination thereof, or other standard selected by the Committee. Unless otherwise stated, such a Performance Goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria). The criteria selected by the Committee shall be calculated in accordance with (i) amounts reflected in the Company's financial statements or (ii) U.S. generally accepted accounting principles or (iii) any other methodology established by the Committee prior to the "Performance Goal Establishment Date" (as defined below). Performance Goals may be determined by including or excluding, in the Committee's discretion (as determined prior to the Performance Goal Establishment Date), items that are determined to be extraordinary, unusual in nature, infrequent in occurrence, related to the disposal or acquisition of a segment of a business, or related to a change in accounting principal, in each case, based on applicable accounting rules, or consistent with Company accounting policies and practices in effect on the date the Performance Goal is established. In interpreting Plan provisions applicable to Performance Goals and Performance Share or Performance Unit Awards that are intended to be Qualified Performance-Based Compensation, it is intended that the Plan will conform with the standards of Section 162(m) of the Code and Treasury Regulation Section 1.162-27(e)(2), and the Committee in establishing such goals and interpreting the Plan shall be guided by such provisions. Prior to the payment of any compensation based on the achievement of Performance Goals, the Committee must certify in writing that applicable Performance Goals and any of the material terms thereof were, in fact, satisfied. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Performance Share or Performance Unit Awards made pursuant to the Plan shall be determined by the Committee.

(b) **Time of Establishment of Performance Goals.** A Performance Goal for a particular Performance Share Award or Performance Unit Award must be established by the Committee prior to the earlier to occur of (i) 90 days after the commencement of the period of service to which the Performance Goal relates or (ii) the lapse of twenty-five percent (25%) of the period of service, and in any event while the outcome is substantially uncertain (such earlier date, the "***Performance Goal Establishment Date***").

(c) **Increases Prohibited.** None of the Committee or the Board may increase the amount of compensation payable under a Performance Share Award or Performance Unit Award.

(d)   **Shareholder Approval.** No issuances of Shares or payments of cash will be made pursuant to this Article IX unless the shareholder approval requirements of Department of Treasury Regulation Section 1.162-27(e)(4) are satisfied.

9.3   **Award Agreement.** Each Performance Share Award or Performance Unit Award shall be evidenced by an Award Agreement that contains any vesting, transferability restrictions and other provisions not inconsistent with the Plan as the Committee may specify.

9.4   **Purchase Price.** At the time of the grant of the Performance Share Award or Performance Unit Award, the Committee shall determine the price, if any, to be paid by the Holder for each Share subject to the Performance Share Award or Performance Unit Award. The price to be paid by the Holder for each Share subject to the Performance Share Award or Performance Unit Award shall not be less than the nominal value of a Share (or such higher amount required by applicable Irish law). The purchase price of Shares acquired pursuant to the Performance Share Award or Performance Unit Award shall be paid or redeemed by a non-Irish incorporated Subsidiary on behalf of the Holder as designated by the Committee or by the Holder through one or more of the following methods (a) in cash or (b) in any other form of legal consideration that may be acceptable to the Committee in its sole discretion and in compliance with applicable Irish law.

9.5   **Form of Payment Under Performance Unit Award.** Payment under a Performance Unit Award shall be made in cash and/or Shares as specified in the Holder's Award Agreement.

9.6   **Time of Payment Under Performance Unit Award.** A Holder's payment under a Performance Unit Award shall be made at such time as is specified in the applicable Award Agreement. The Award Agreement shall specify that the payment will be made (a) by a date that is no later than the date that is two and one-half months after the end of the Fiscal Year in which the Performance Unit Award payment is no longer subject to a Substantial Risk of Forfeiture or (b) at a time that is permissible under Section 409A.

9.7   **Holder's Rights as Shareholder With Respect to Performance Awards.** Unless otherwise set forth in an Award Agreement, each Holder of a Performance Share Award shall have all the rights of a shareholder with respect to the Shares issued to the Holder pursuant to the Award during any period in which such issued Shares are subject to forfeiture (whether by purchase or redemption) and restrictions on transfer, including without limitation, the right to vote such Shares. Each Holder of a Performance Unit Award shall have no rights of a shareholder with respect to any Shares underlying such Performance Unit Award until such date as the underlying Shares are issued.

9.8   **Minimum Performance Period.** All Performance Share Awards and Performance Unit Awards granted under the Plan shall have a minimum performance period of not less than one year, except that no minimum performance period shall apply to any Performance Share Award or Performance Unit Award made in lieu of salary, cash bonuses or a Director's annual compensation. The Committee shall not exercise discretion to accelerate vesting of a Performance Share Award or a Performance Unit Award, except in the case of a Holder's death, Disability, or as otherwise permitted under Section 4.5, or with respect to Awards that are not intended to be Qualified Performance-Based Compensation, except in the case of a Holder's retirement. The limitations described in this Section 9.8 shall not apply to a Performance Share Award or to a Performance Unit Award, or to the Committee's exercise of discretion to accelerate vesting of a Performance Share Award or a Performance Unit Award, provided (a) the Award is granted by the Committee (consisting entirely of "independent directors" within the meaning of the New York Stock Exchange's listed company rules), and (b) (i) the Shares issuable pursuant to Awards that do not comply with the minimum vesting requirements described in the first sentence of this Section 9.8, or the minimum vesting requirements of Sections 7.5, 8.9 and 10.6, as applicable, and (ii) the Shares issued or issuable pursuant to Restricted Share Awards, RSU Awards, Performance Share Awards, Performance Unit Awards, and Other Share-Based Awards with respect to which accelerated vesting at the Board's discretion has actually occurred other than as a result of the Holder's death, Disability, retirement or as otherwise permitted under Section 4.5, collectively, do not exceed five percent (5%) of the Shares authorized for grant under the Plan.

ARTICLE X
OTHER SHARE-BASED AWARDS

10.1   **Authority to Grant Other Share-Based Awards.** The Committee may grant to eligible persons other types of equity-based or equity-related Awards not otherwise described by the terms and provisions of the Plan (including, subject to applicable law, the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions, as the Committee shall determine. Such Awards may involve the issue or transfer of Shares to Holders, or payment in cash or otherwise of amounts based on the value of Shares and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

10.2   **Value of Other Share-Based Award.** Each Other Share-Based Award shall be expressed in terms of Shares or units based on Shares, as determined by the Committee.

10.3   **Purchase Price**. At the time of the Share-Based Award, the Committee shall determine the price, if any, to be paid by the Holder for each Share subject to the Share-Based Award. The price to be paid by the Holder for each Share subject to the Share-Based Award shall not be less than the nominal value of a Share (or such higher amount required by applicable Irish law). The purchase price of Shares acquired pursuant to the Share-Based Award shall be paid by a non-Irish incorporated Subsidiary on behalf of the Holder as designated by the Committee or by the Holder through one or more of the following methods (a) in cash or (b) in any other form of legal consideration that may be acceptable to the Committee in its sole discretion and in compliance with applicable Irish law.

10.4   **Payment of Other Share-Based Award.** Payment, if any, with respect to an Other Share-Based Award shall be made in accordance with the terms of the Award, in cash or Shares or any combination thereof as the Committee determines.

10.5   **Termination of Employment.** Subject to Section 10.6, the Committee shall determine the extent to which a Holder's rights with respect to Other Share-Based Awards shall be affected by the Holder's Termination of Employment. Such provisions shall be determined in the sole discretion of the Committee and need not be uniform among all Other Share-Based Awards issued pursuant to the Plan.

10.6   **Minimum Vesting Period.** Other Share-Based Awards granted under the Plan shall have a minimum vesting period (which may vest in ratable increments or other increments not greater than what would be available if made in ratable increments) of not less than three years, except that no minimum vesting period shall apply to any Other Share-Based Award made in lieu of salary, cash bonuses or a Director's annual compensation. The Committee shall not exercise discretion to accelerate vesting of an Other Share-Based Award, except in the case of a Holder's death, Disability, retirement or as otherwise permitted under Section 4.5. The limitations described in this Section 10.6 shall not apply to an Other Share-Based Award, or to the Committee's exercise of discretion to accelerate vesting of an Other Share-Based Award, provided (a) the Award is granted by the Committee (consisting entirely of "independent directors" within the meaning of the New York Stock Exchange's listed company rules), and (b) (i) the Shares issuable pursuant to Awards that do not comply with the minimum vesting requirements described in the first sentence of this Section 10.6, or the minimum vesting requirements of Sections 7.5, 8.9 and 9.7, as applicable, and (ii) the Shares issued or issuable pursuant to Restricted Share Awards, RSU Awards, Performance Share Awards, Performance Unit Awards, and Other Share-Based Awards with respect to which accelerated vesting at the Board's discretion has actually occurred other than as a result of the Holder's death, Disability, retirement or as otherwise permitted under Section 4.5, collectively, do not exceed five percent (5%) of the Shares authorized for grant under the Plan.

ARTICLE XI
CASH-BASED AWARDS

11.1   **Authority to Grant Cash-Based Awards.** Subject to the terms and provisions of the Plan, the Committee, at any time, and from time to time, may grant Awards of cash under the Plan to eligible persons in such amounts and upon such terms as the Committee shall determine. To the extent that a Cash-Based Award is intended to be Qualified Performance-Based Compensation, it shall meet the requirements generally applicable to Performance Share Awards and Performance Unit Awards that are intended to so qualify, as set forth in Section 9.2, including the limit on the maximum amount payable during a Fiscal Year to any Holder in respect of a Performance Unit Award that is not denominated in Shares, which limit shall apply to the Holder's aggregate Cash-Based Awards and Performance Unit Awards that are not denominated in Shares.

11.2   **Value of Cash-Based Award.** Each Cash-Based Award shall specify a payment amount or payment range (including manner of calculation or determination) as determined by the Committee.

11.3   **Payment of Cash-Based Award.** Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award, in cash.

11.4   **Termination of Employment.** The Committee shall determine the extent to which a Holder's rights with respect to Cash-Based Awards shall be affected by the Holder's Termination of Employment. Such provisions shall be determined in the sole discretion of the Committee and need not be uniform among all Cash-Based Awards issued pursuant to the Plan.

ARTICLE XII
SUBSTITUTION AWARDS

Awards may be granted under the Plan from time to time in substitution for share options and other awards held by employees or other service providers of other Entities who are about to become Employees or other service providers of the Company or its Affiliates, or whose employer is about to become an Affiliate as the result of an acquisition, merger, amalgamation, consolidation, plan or scheme of arrangement, exchange offer, business combination or similar transaction of the Company or any of its Subsidiaries with another Entity, or the acquisition by the Company or a Subsidiary of substantially all the assets of another Entity, or the acquisition by the Company or a Subsidiary of at least fifty percent (50%) of the issued and outstanding stock, shares or securities of another Entity as the result of which such other Entity will become an Affiliate of the Company. The terms and conditions of the substitute Awards so granted may vary from the terms and conditions set forth in the Plan to such extent as the Committee at the time of grant may deem appropriate to conform, in whole or in part, to the provisions of the Award in substitution for which they are granted.

ARTICLE XIII
ADMINISTRATION

13.1   **Awards.** The Plan shall be administered by the Committee. The members of the Committee shall serve at the discretion of the Board. The Committee shall have full power and authority to administer the Plan and to take all actions that the Plan contemplates or are necessary, appropriate in connection with the administration of the Plan and with respect to Awards granted under the Plan. The Board, or a duly authorized committee thereof, shall administer the Plan with respect to the grant of Awards to Directors.

13.2   **Authority of the Committee.** The Committee may adopt its own rules of procedure. A majority of the members of the Committee shall constitute a quorum for the transaction of business, and the vote of a majority of those members present at any meeting or taken without a meeting shall decide any question brought before that meeting. Any decision or determination reduced to writing and signed by a majority of the members shall be as effective as if it had been made by a majority vote at a meeting properly called and held. All questions of interpretation and application of the Plan, or as to Awards granted under the Plan, shall be subject to the determination, which shall be final and binding, of a majority of the whole Committee. No member of the Committee shall be liable for any act or omission of any other member of the Committee or for any act or omission on his own part, including but not limited to the exercise of any power or discretion given to him under the Plan, except those resulting from his own gross negligence or willful misconduct. Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a)   Designate Holders to receive Awards;

(b)   Determine the type or types of Awards to be granted to each Holder;

(c)   Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(d)   Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the Option Price, or purchase price, any restrictions or limitations on the Award or the Shares underlying the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition, and forfeiture or recapture ("clawback") of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines; provided, however, that the Committee shall not have the authority to accelerate the vesting or waive the forfeiture of any Performance-Based Awards intended to qualify as Qualified Performance Based-Compensation or if any such acceleration would result in a violation of Section 409A of the Code;

(e)   Subject to Article XIV of this Plan, determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the Option Price of an Award may be paid in, cash, Shares, other Awards, or other property, or an Award may be amended, canceled, forfeited, substituted, exchanged, replaced, bought out or surrendered;

(f)   Prescribe the form of each Award Agreement, which need not be identical for each Holder;

(g)   Decide all other matters that must be determined in connection with an Award;

(h)   Establish, adopt, interpret, or revise any rules and regulations including adopting sub-plans to the Plan and Award Agreements for the purposes of complying with securities, exchange control or tax laws outside of the United States or Ireland, and/or for the purposes of taking advantage of tax favorable treatment for Awards granted to Holders as it may deem necessary or advisable to administer the Plan, including the adoption of separate share schemes under the umbrella of the Plan in order to qualify for special tax or other treatment anywhere in the world; provided such rules, regulations or sub-plans, including the interpretation thereof are consistent with the terms and conditions of the Plan;

(i)   Interpret the terms of, and any matter arising pursuant to, the Plan, any sub-plan or Award Agreement;

(j)   Correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award to a Holder in the manner and to the extent the Committee deems necessary or desirable to further the Plan's objectives;

(k)   As permitted by law and stock exchange rules and the terms and provisions of the Plan, the Committee may delegate its authority as identified in this Section 13.2; and

(l)   Make all other decisions and determinations that may be required pursuant to the Plan, or any sub-plan or Award Agreement as the Committee deems necessary or advisable to administer the Plan, any sub-plan or Award Agreement.

13.3   **Decisions Binding.** All determinations and decisions made by the Committee or the Board, as the case may be, pursuant to the provisions of the Plan and all related orders and resolutions of the Committee or the Board, as the case may be, shall be final, conclusive and binding on all persons, including the Company, the Holders and the estates and beneficiaries of Holders.

13.4   **No Liability to Holders.** The Committee may employ attorneys, consultants, accountants, appraisers, brokers or other persons and the Committee, the Company, and the officers and Directors of the Company shall be entitled to rely upon the advice, opinions or valuations of any such persons. No member of the Committee shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan, any sub-plan or the Awards, and all members of the Committee or any delegate of the Committee appointed under Section 2.10 shall be fully protected by the Company with respect to any such action, determination or interpretation, and subject to applicable Irish law. Notwithstanding anything to the contrary contained in the Plan, any sub-plan or any Award Agreement, subject to applicable Irish law, neither the Company, any Affiliate or any of their respective Employees, Directors, officers, agents or representatives nor any member of the Committee shall have liability to a Holder or otherwise, including, without limitation, with respect to the failure of the Plan, any sub-plan, any Award or Award Agreement to comply with Section 409A of the Code.

ARTICLE XIV
AMENDMENT OR TERMINATION OF PLAN

14.1   **Amendment, Modification, Suspension, and Termination.** Subject to Section 14.2, the Board may, at any time and from time to time, alter, amend, restate, modify, suspend, or terminate the Plan in whole or in part; provided, however, that, without the prior approval of the Company's shareholders and except as provided in Section 4.5, the Board shall not directly or indirectly lower the Option Price of a previously granted Option or the grant price of a previously granted SAR or cancel any outstanding Option or outstanding SAR in exchange for a replacement Option or SAR having a lower exercise price, any other Award or cash; and no amendment or modification of the Plan shall be made without shareholder approval if shareholder approval is required by applicable law or stock exchange rules.

14.2   **Awards Previously Granted.** Notwithstanding any contrary provision of the Plan, no alteration, amendment, restatement, modification, suspension or termination of the Plan or an Award Agreement shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Holder holding such Award.

ARTICLE XV
MISCELLANEOUS

15.1   **Unfunded Plan/No Establishment of a Trust Fund.** Holders shall have no right, title, or interest whatsoever in or to any investments that the Company or any of its Affiliates may make to aid in meeting obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Holder, beneficiary, legal representative, or any other person. To the extent that any person acquires a right to receive payments from the Company under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid from the general funds of the Company and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts, except as expressly set forth in the Plan. No property shall be set aside nor shall a trust fund of any kind be established to secure the rights of any Holder under the Plan. The Plan is not intended to be subject to the United States Employee Retirement Income Security Act of 1974, as amended.

15.2   **No Employment Obligation.** The granting of any Award shall not constitute an employment or service contract, express or implied, alter any "at will" employment relationship, nor impose upon the Company or any Affiliate any obligation to employ or continue to employ, or utilize the services of, any Holder. The right of the Company or any Affiliate to terminate the Employment of any person shall not be diminished or affected by reason of the fact that an Award has been granted to him, and nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Company or its Affiliates to terminate any Holder's Employment at any time or for any reason not prohibited by law.

15.3   **Transfers and Leaves of Absence.** For purposes of the Plan, unless the Committee determines otherwise: (a) a transfer of a Holder's employment without an intervening period of separation among the Company or any Affiliate shall not be deemed a Termination of Employment, subject to Section 409A of the Code in the case of an Award subject to Section 409A of the Code that is granted to a U.S. Taxpayer and (b) a Holder who is granted in writing a leave of absence shall be deemed to have remained in the employ of any member of the Company or any Affiliate during such leave of absence, provided that such leave is for a period of not more than ninety (90) days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute or unless provided otherwise pursuant to formal policy adopted from time to time by the Company and issued and promulgated to Employees in writing. In the case of any Employee on an approved leave of absence, the Committee may make such provisions respecting suspension of vesting of the Award while on leave from the employ of the Company or any Affiliate as it may deem appropriate, except that in no event may an Option be exercised after the expiration of the term set forth in the applicable Award Agreement. For purposes of ISOs, no leave of absence may exceed three months, unless reemployment upon expiration of such leave is guaranteed by statute or has been agreed to by contract or in a written policy of the Company which provides for a right of reemployment following the leave of absence.

15.4   **Tax Withholding.** The Company or any Affiliate shall have the authority and right to deduct or withhold or require a Holder to remit to the Company or any Affiliate, an amount sufficient to satisfy Tax-Related Items with respect to any taxable event concerning a Holder arising as a result of the Plan or to take such other action as may be necessary in the opinion of the Company or any Affiliate, as appropriate, to satisfy withholding obligations for the payment of Tax-Related Items, including but not limited to (a) withholding from the Holder's wages or other cash compensation; (b) withholding from the proceeds for the sale of Shares underlying the Award either through a voluntary sale or a mandatory sale arranged by the Company on the Holder's behalf; or (c) in the Committee's sole discretion and in satisfaction of the foregoing requirement withhold Shares otherwise issuable under an Award (or allow the return of Shares) having a Fair Market Value equal to the sums required to be withheld. To avoid negative accounting treatment, the number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award or which may be repurchased from the Holder of such Award or redeemed in order to satisfy the Holder's Tax-Related Items liabilities with respect to the issuance, vesting, exercise or payment of the Award may be limited to the number of Shares which have a Fair Market Value on the date of withholding, repurchase or redemption equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates or other applicable minimum withholding rates. No Shares shall be delivered hereunder to any Holder or other person until the Holder or such other person has made arrangements acceptable to the Company for the satisfaction of the Tax-Related Items withholdings obligations with respect to any taxable event concerning the Holder or such other person arising as a result of the Plan.

15.5   **Gender and Number.** If the context requires, words of one gender when used in the Plan shall include the other and words used in the singular or plural shall include the other.

15.6   **Severability.** In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

15.7   **Headings.** Headings of Articles and Sections are included for convenience of reference only and do not constitute part of the Plan and shall not be used in construing the terms and provisions of the Plan.

15.8   **Other Compensation Plans.** The adoption of the Plan shall not affect any outstanding options, restricted shares or restricted share units, nor shall the Plan preclude the Company from establishing any other forms of incentive compensation arrangements for Employees or Directors.

15.9   **Other Awards.** The grant of an Award shall not confer upon the Holder the right to receive any future or other Awards under the Plan, whether or not Awards may be granted to similarly situated Holders, or the right to receive future Awards upon the same terms or conditions as previously granted.

15.10   **Successors.** All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company or continuing company, whether the existence of such successor is the result of a direct or indirect acquisition, reorganization, reincorporation, redomestication, merger, amalgamation, consolidation, plan or scheme of arrangement, exchange offer, business combination or similar transaction of the Company or the sale, transfer or other disposition of all or substantially all of the Company's Assets.

15.11   **Law Limitations/Governmental Approvals.** The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or securities exchanges as may be required.

15.12   **Fractional Shares.** No fractional Shares shall be issued or acquired pursuant to the Plan or any Award. If the application of any provision of the Plan or any Award Agreement would yield a fractional Share, such fractional Share shall be rounded down to the next whole Share.

15.13   **Investment Representations.** The Committee may require any person receiving Awards or Shares pursuant to an Award under the Plan to represent and warrant in writing that the person is acquiring the Shares for investment and without any present intention to sell or distribute such Shares or such other representatives or warranties as the Committee deems appropriate to ensure compliance with applicable securities laws.

15.14   **Persons Residing Outside of Ireland or the United States.** Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company or any of its Affiliates operates or has Employees, the Committee, in its sole discretion, shall have the power and authority to determine which Affiliates shall be covered by the Plan; determine which persons employed outside the United States are eligible to participate in the Plan; amend or vary the terms and provisions of the Plan and the terms and conditions of any Award granted to persons who reside or provide service outside Ireland or the United States; establish sub-plans and modify exercise procedures and other terms and procedures to the extent such actions may be necessary or advisable for legal or administrative reasons—any subplans and modifications to Plan terms and procedures established under this Section 15.14 by the Committee shall be attached to the Plan document as Appendices; and take any action, before or after an Award is made, that it deems advisable to obtain or comply with any necessary local government regulatory exemptions or approvals. Notwithstanding the above, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Code, any securities law or governing statute.

15.15   **Governing Law.** The validity, construction and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with applicable United States federal law and the laws of the State of Texas, without regard to any conflict of laws principles, except to the extent that the laws of Ireland mandatorily apply.

15.16   **Purchase Rights.** Any right of the Company to purchase or repurchase a Share shall include a right to redeem the Share also.



WEATHERFORD SERVICE QUALITY
RECOGNIZED BY CLIENTS

In 2016, Weatherford maintained a steadfast focus on meeting the needs of our clients throughout the world. Fittingly, our most noteworthy accolades came directly from the operators and the regions that we serve.

In May, Eni recognized Weatherford as the Best Service Company for Safety in the International Well Services segment for achieving the best safety performance among contractors. In the fall, Weatherford celebrated a major safety milestone: 15 years with zero lost-time incidents at Chevron's Malongo Base in Cabinda, Angola. We consider this accomplishment as a testament to our commitment to executing our work safely, always. Additionally, Weatherford Canada was recognized as one of the safest employers in the country's energy sector for the third year in a row.

These safety achievements are just a few highlights from a year in which we set a new high-watermark for safety performance. Further awards and accolades include:

- **Best Directional Drilling Company of the Year**

  Weatherford Russia was recognized as the Best Directional Drilling Company of the Year by Rosneft at the second specialized Exploration and Production Technologies 2016 Conference held in Moscow on October 4 and 5, 2016.

- **Oilfield Services Company of the Year**

  Weatherford was named Oilfield Services Company of the Year at the 2016 Oil & Gas Middle East Awards in recognition of its commitment to providing Middle Eastern operators with integrated, complete solutions.

- **Best Customer Focus Award**

  Capping off the year, our booth at Petrotech 2016 in December won the Best Customer Focus Award.

We will continue our ardent commitment to client engagement, service quality, and execution in 2017.


DELIVERING THE DIFFERENCE AS

1

Weatherford®